Filed pursuant to General Instruction II.L of Form F-10
File No. 333-291143

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated October 14, 2025

New Issue	October 29, 2025

BOYD GROUP SERVICES INC.

US$780,012,000

5,532,000 Common Shares

This offering is the initial public offering of our common shares in the United States (the “U.S.”) and a new issue by us of our common shares in Canada. This prospectus supplement, together with the accompanying short form base shelf prospectus dated October 14, 2025 (the “shelf prospectus”), qualifies the distribution of 5,532,000 of our common shares at a price of US$141.00 per common share (the “offering price”). The shelf prospectus, as supplemented by this prospectus supplement for the purposes of this offering, is referred to as this “prospectus”.

This offering is being made concurrently in Canada under the terms of this prospectus and in the U.S. under the terms of our registration statement on Form F-10 (the “registration statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Price: US$141.00 per common share

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to Us(4)
Per Common Share	US$	141.00	US$	5.46375	US$	135.53625
Total(3)	US$	780,012,000	US$	30,225,465	US$	749,786,535

Notes:

(1)

The offering price was determined by arm’s length negotiation between us and the underwriters (as defined below), with reference to the then-current market price of our common shares on the TSX (as defined below).

(2)

Pursuant to the terms of the underwriting agreement (as defined below), we have agreed to pay the underwriters a cash fee equal to 3.875% of the aggregate gross proceeds from this offering (the “underwriters’ fee”), including any proceeds received pursuant to the exercise of the option to purchase additional common shares. See “Plan of Distribution”.

(3)

We have agreed to grant to the underwriters an option, exercisable in whole or in part, on or prior to the date that is 30 days following the date of the underwriting agreement, to purchase up to an additional number of common shares that is equal to 15% of the number of common shares sold in the base offering under this prospectus supplement, at the offering price. The option to purchase additional common shares is exercisable by the underwriters giving notice to us prior to the deadline for exercising the option, which notice will specify the number of additional common shares to be purchased. If the option to purchase additional common shares is exercised in full, the “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to Us”, before deducting expenses of this offering, will be US$897,013,800, US$34,759,285 and US$862,254,515, respectively. This prospectus qualifies the grant of the option to purchase additional common shares and the distribution of the additional common shares issuable on the exercise thereof. A purchaser who acquires additional common shares forming part of the underwriters’ over-allocation position acquires those additional common shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the underwriters’ option to purchase additional common shares or secondary market purchases. See “Plan of Distribution”.

(4)

After deducting the underwriters’ fee, but before deducting the expenses of this offering, estimated to be US$2.8 million, which, together with the underwriters’ fee, will be payable from the proceeds of this offering.

RBC Capital Markets	CIBC Capital Markets	National Bank Capital Markets	TD Securities Inc.

ATB Capital Markets	BofA Securities	Scotiabank

BMO Capital Markets	Desjardins Capital Markets	Raymond James

Stephens Inc.

Our issued and outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”), under the symbol “BYD”. On October 28, 2025, the last trading day prior to the date on which this offering was announced, the closing price of our common shares on the TSX was C$214.11 or US$153.38 per common share (based on the daily average exchange rate for the conversion of U.S. dollars to Canadian dollars, as quoted by the Bank of Canada on October 28, 2025, of US$1.00 = C$1.3959). The TSX has conditionally approved the listing of the common shares offered in this offering and an additional 829,800 common shares to be issued by us if the underwriters’ option to purchase additional common shares is exercised in full. Our outstanding common shares, the common shares offered in this offering and such additional common shares have also been approved for listing on the New York Stock Exchange (the “NYSE”), under the symbol “BGSI”. Listing is subject to fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

On October 29, 2025, we entered into a definitive equity purchase agreement and plan of merger (the “purchase agreement”) pursuant to which we will indirectly acquire all of the issued and outstanding equity interests of JHCC Holdings Parent, LLC (“Joe Hudson’s” or “JHCC”) on the terms and subject to the conditions set forth in the purchase agreement (the “acquisition”). JHCC and its subsidiaries own and operate the business of Joe Hudson’s Collision Center, a collision repair business. We will pay a purchase price of US$1.3 billion in cash, which is subject to adjustment for cash, debt (and debt-like liabilities), transaction expenses, income tax liability and net working capital in accordance with the terms and conditions of the purchase agreement. See “The Acquisition” and “Risk Factors—Risks Relating to the Acquisition”.

We intend to use the proceeds from this offering, together with the proceeds from the financings described under the heading “The Acquisition—Financing the Acquisition”, to finance the purchase price for the acquisition of JHCC, together with related financing fees and transaction expenses, as described in this prospectus supplement. See “Use of Proceeds”.

The following table sets out the number of additional common shares that may be sold to the underwriters pursuant to the option to purchase additional common shares:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Option to purchase additional common shares	829,800 additional common shares	Up to 30 days after the closing date	US$141.00 per common share

All dollar amounts in this prospectus supplement are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Our common shares are being offered in the U.S. by RBC Capital Markets, LLC, CIBC World Markets Corp., National Bank of Canada Financial, Inc., TD Securities (USA) LLC, ATB Capital Markets USA Inc., BofA Securities, Inc., Scotia Capital (USA) Inc., BMO Capital Markets Corp., Desjardins Securities International Inc., Raymond James (USA) Ltd. and Stephens Inc. (collectively, the “U.S. underwriters”) and in Canada by RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and TD Securities Inc., as joint bookrunners, ATB Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc. and Raymond James Ltd. (collectively, the “Canadian underwriters”, and together with the U.S. underwriters, the “underwriters”) pursuant to an underwriting agreement dated October 29, 2025 entered into among us and the underwriters (the “underwriting agreement”). Stephens Inc. is not registered to sell securities in any Canadian jurisdictions, and accordingly, will sell the common shares only outside of Canada. See “Plan of Distribution”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made in the U.S. by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the U.S. and Canada, to prepare this prospectus supplement and the accompanying shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S. We prepare financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Our financial statements incorporated by reference herein have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that we are organized under and governed by the Canada Business Corporations Act (“CBCA”), that certain of our directors and officers reside principally outside of the U.S., that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of our assets and the assets of such persons may be located outside the U.S. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition, holding or disposition of our common shares described herein may have tax consequences both in the U.S. and in Canada. Such consequences for investors who are resident in, or citizens of, the U.S. and Canada may not be described fully herein. You should read the tax discussion contained in this prospectus supplement and consult your own tax advisor with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The underwriters, as principals, conditionally offer the common shares, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution”.

Certain legal matters relating to Canadian law with respect to this offering will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP and on behalf of the underwriters by Stikeman Elliott LLP. Certain legal matters related to U.S. law with respect to this offering will be passed upon on our behalf by Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the underwriters by Latham & Watkins LLP. See “Legal Matters”.

Subscriptions for common shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of this offering is expected to take place on or about November 4, 2025, or such earlier or later date as we and the underwriters may agree, but in any event no later than November 12, 2025.

It is expected that we will arrange for the instant deposit of the common shares offered hereby under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”), or its nominee and deposited with DTC on the closing date, or as may otherwise be agreed to among us and the underwriters. We may alternatively arrange for the electronic deposit of the common shares offered hereby under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the closing date. No certificates evidencing the common shares offered hereby will be issued to purchasers of our common shares offered hereby. Purchasers of common shares offered hereby will receive only a customer confirmation from the underwriter or other registered dealer from or through whom a beneficial interest in common shares is purchased. See “Plan of Distribution”.

In connection with this offering, subject to applicable laws, the underwriters may over-allocate or effect transactions which stabilize or maintain the market price of our common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The underwriters may offer our common shares at a price lower than that stated above. See “Plan of Distribution”.

An investment in our common shares is highly speculative and involves a high degree of risk. Investors should carefully consider the risk factors described in this prospectus supplement, the accompanying shelf prospectus and in the documents incorporated by reference herein and therein before purchasing our common shares. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and “Forward-Looking Information” in the shelf prospectus.

Prospective purchasers should rely only on the information contained or incorporated by reference in this prospectus for the purposes of this offering. We have not and the underwriters have not authorized anyone to provide prospective purchasers with information different from or in addition to that contained or incorporated by reference in this prospectus for the purposes of this offering. The underwriters are offering to sell and seeking offers to buy our common shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this prospectus or any documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the cover page of this prospectus supplement or as otherwise set forth in such documents as our business, operating results, financial condition and prospects may have changed since such dates. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and “Forward-Looking Information” in the shelf prospectus.

An affiliate of RBC Dominion Securities Inc. acted as our financial advisor and an affiliate of Merrill Lynch Canada Inc. acted as financial advisor to JHCC in connection with the acquisition and each will receive a customary fee on its completion. Each of TD Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., National Bank Financial Inc. and CIBC World Markets Inc. is a subsidiary or an affiliate of a lender under our revolving credit facility. TD Securities Inc. is also a subsidiary or an affiliate of a lender under our Term loan A facility. We have obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. under a bridge credit facility. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have also consented to certain amendments to our existing credit agreement, conditional on the acquisition being completed, which consents represent the consent of the majority lenders under our existing credit agreement. In addition, the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. have committed to provide certain incremental revolving commitments, conditional on the acquisition being completed. See “The Acquisition”, “The Acquisition—Financing the Acquisition” and “Use of Proceeds”. Furthermore, the underwriters and their respective affiliates have provided, from time to time, and may provide in the future, commercial banking, investment and financial advisory services to us and our affiliates in the ordinary course of business for which they have received and may continue to receive customary fees and commissions. Consequently, in connection with this offering, we may be considered a “connected issuer” of these underwriters under applicable Canadian securities legislation. See “Relationship Between Boyd and Certain of the Underwriters”.

The Corporation is organized under the CBCA. Our head and registered office is located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, Canada R3H 1A6.

Brian Kaner, our President and Chief Executive Officer and one of our directors, and Christine Feuell, John Hartmann and Sally Savoia, each of whom is one of our directors, reside outside of Canada and have each appointed Boyd Group Services Inc., 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS

This document is composed of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and supplements certain information contained in the accompanying shelf prospectus and the documents incorporated by reference herein and therein. The second part is the shelf prospectus which gives more general information, some of which may not apply to this offering. This prospectus supplement is deemed to be incorporated by reference into the shelf prospectus solely for the purposes of this offering.

We have not and the underwriters have not authorized any person to provide readers with information different from that contained in this prospectus supplement and the accompanying shelf prospectus (or incorporated by reference herein or therein). Neither we nor the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this prospectus supplement and the accompanying shelf prospectus. If the description of our common shares or any other information varies between this prospectus supplement and the accompanying shelf prospectus (including the documents incorporated by reference herein and therein), the information in this prospectus supplement supersedes the information in the accompanying shelf prospectus or documents incorporated by reference herein or therein.

Readers should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying shelf prospectus is accurate as of any date other than the date of this prospectus supplement and the accompanying shelf prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this prospectus supplement, the accompanying shelf prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with this offering. We do not undertake to update the information contained or incorporated by reference herein or in the shelf prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, www.boydgroup.com, shall not be deemed to be a part of this prospectus supplement, the accompanying shelf prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in our common shares.

Unless otherwise indicated, information contained in this prospectus supplement assumes or reflects no exercise of the underwriters’ option to purchase additional common shares and no exercise of outstanding stock options.

This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, “Boyd” and the “Corporation” refer to Boyd Group Services Inc. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws and constitute forward-looking information within the meaning of applicable Canadian securities legislation.

Forward-looking statements in this prospectus supplement, the accompanying shelf prospectus and the documents incorporated by reference herein and therein include all statements that are not historical facts regarding possible events, conditions or results of operations that we believe, expect or anticipate will or may occur in the future, including, but not limited to, statements regarding:

•	the anticipated timing and completion of the acquisition on the terms described herein;

•	the anticipated strategic and financial benefits of the acquisition, including sales and Adjusted EBITDA (as defined below) growth and expected Adjusted Net Earnings Per Share accretion;

•

the operational impacts of the acquisition on our business, including to our revenue share in relevant U.S. states, location count, geographic diversification and relationships with insurance carriers;

•	our expectations that the acquisition will be margin accretive;

•	potential synergies and the timing of realization thereof and the areas from which synergies will be derived;

•	potential tax benefits from the acquisition;

•

the financing of the purchase price of the acquisition and related transactions, such as the borrowing under the bridge credit facility and the amendment of our existing credit facilities, the expected sources and uses of funds, the terms of these financings, and the anticipated timing of and ability to complete these financings;

•	our capitalization, leverage, and other financial information after giving effect to this offering and the financing of the acquisition;

•	our plans to return to our current leverage ratio following the closing of the acquisition;

•	our expected use of the net proceeds of this offering;

•	the expected timing and closing date of this offering and the listing of our common shares on the TSX and on the NYSE;

•	the expected timing of commencement of trading on the NYSE;

•	the exercise of the underwriters’ option to purchase additional common shares;

•	our expectation that we will achieve financial performance targets;

•	our value creation strategy;

•	our strategy for future growth, including our long-term growth goals;

•	results of operations, including expected impacts, costs and savings related to our outlook;

•	our plans to increase revenue share through strategic and accretive acquisitions and organic growth;

•	our goals to retain strong positions in regions served;

•	our capital allocation plan, including growth investments and maintenance capital expenditures;

•	performance and business prospects and opportunities;

•	demand drivers; and

•	dividend growth.

The forward-looking statements in this prospectus supplement, the accompanying shelf prospectus and the documents incorporated by reference herein and therein also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark”, “expect”, “target” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to known and unknown significant business, economic and competitive risks, uncertainties and contingencies. Our estimates and assumptions, which may prove to be incorrect, include, but are not limited to, the various assumptions incorporated by reference in this prospectus as well as the following:

•	conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles;

•	the satisfaction of all closing conditions and completion of the acquisition within the anticipated timeframe;

•	our ability to complete the integration of JHCC within anticipated time periods and at expected cost levels;

•	our ability to achieve synergies arising from successful integration of the JHCC business;

•	the impact of the acquisition on growth and accretion in various financial metrics;

•	the accuracy and completeness of the information (including financial information) provided by JHCC;

•	the absence of significant undisclosed costs or liabilities associated with the acquisition;

•	with respect to financing the acquisition, assumptions regarding fees, interest rates and timing of completion;

•

with respect to potential tax benefits from the acquisition, that we earn sufficient taxable income over the period in which deductions from the acquisition are available, that tax rates remain the same, and that there are no adverse changes in applicable laws or regulations;

•	the successful implementation of margin improvement initiatives;

•	the future performance and results of our business and operations; and

•	general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements, or developments in our business or in our industry to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Important risks, uncertainties and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements in this prospectus include, but are not limited to, uncertainties and factors relating to: the completion of this offering; the completion of the acquisition on the anticipated terms and timing, including the satisfaction of the conditions thereto and our ability to obtain regulatory approvals on favorable terms; the risk of dilution on a per share basis if the acquisition is not completed; the failure to realize the anticipated benefits or synergies of the acquisition; challenges or delays in achieving synergies and in integrating the business of JHCC into our operations; the risk that financing necessary to fund the acquisition may not be obtained or may be more difficult and costly to obtain than anticipated; the possibility of unexpected material liabilities, disputes or contingencies relating to the acquisition; risks associated with historical financial information of JHCC and pro forma financial information; the diversion of management time and attention on the acquisition; the impact of the costs in connection with the acquisition and integration of JHCC’s business into our operations; risks associated with incurring additional debt to finance the acquisition; the retention of customers and employees of JHCC; the volatility of the market and price of our common shares; there being no active market for our common shares in the U.S.; dilution of common shares from future offerings; our discretion in the use of proceeds of this offering; our discretion to pay dividends; the costs of becoming a U.S. public company; our foreign private issuer status; the difference in Canadian and U.S. corporate and securities laws; general market performance including capital market conditions and availability and cost of credit; performance of the markets that we serve; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; our ability to maintain direct repair program relationships with insurance partners; a decline in the number of insurance claims; our ability to attract, train, develop and retain employees; wage pressure; our dependence on key personnel; our ability to successfully expand organically or through acquisition; an inability to grow expertise, personnel, and/or locations at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; our ability to deliver on operational performance metrics; our ability to protect, maintain and enhance the value of our brand and reputation; industry, social, economic, political, regulatory and competitive changes; reliance on computerized operational and reporting systems; cybersecurity incidents; disruptions in supply chains adversely impacting our operations, market pressure and sales mix changes; economic downturn; changes in client relationships; our ability to comply with existing and future health, employment, environmental and other government regulations; climate change and weather conditions; future impacts of pandemics or other public health crises; our ability to compete with other businesses in the collision repair industry; the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favorable terms; the regulatory, corporate governance and tax environment; fluctuation in operating results and seasonality; the adverse effect of litigation in the ordinary course of business; execution of new strategies; insurance coverage; U.S. health care costs and workers compensation claims; capital expenditures; low capture rates; fluctuations in the price of energy; and other risks and uncertainties detailed from time to time in our filings with Canadian and U.S. securities regulators.

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and other than as required by applicable securities laws, we do not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs or opinions change.

We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking statements. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our filings with the Canadian provincial securities regulators, including the risk factors described under the heading “Risk Factors” in this prospectus supplement and “Business Risks and Uncertainties” in our annual information form dated March 18, 2025 for the year ended December 31, 2024 and in our management’s discussion and analysis for the year ended December 31, 2024, and the other documents incorporated by reference herein, which are available through the internet on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) and can be accessed at www.sedarplus.com, and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) website at www.sec.gov, as well as from commercial document retrieval services. Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

These forward-looking statements represent our views as of the date of this prospectus supplement or the date of the documents incorporated by reference in which such forward-looking statements are contained, and such information should not be relied upon as representing our views as of any date subsequent to such applicable date. Certain statements incorporated by reference in this prospectus may be considered a “financial outlook” for purposes of applicable Canadian securities laws and, as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations and plans relating to the future, as disclosed in this prospectus.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS AND STATEMENTS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE ARE QUALIFIED IN THEIR ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the geographies in which we operate, including our general expectations and industry position, opportunities and revenue share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and the geographies in which we operate. Although we believe these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the industry information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and geographies in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

TRADEMARKS AND TRADE NAMES

This prospectus includes trademarks and trade names which are protected under applicable intellectual property laws and are our property. All other trademarks used in this prospectus are the property of their respective owners.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Brian Kaner, our President and Chief Executive Officer and one of our directors, and Christine Feuell, John Hartmann and Sally Savoia, each of whom are one of our directors, reside outside of Canada. Each of Mr. Kaner, Ms. Feuell, Mr. Hartmann and Ms. Savoia has appointed Boyd Group Services Inc., 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We express all amounts in this prospectus supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the daily average rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

	Six months ended				Year ended
	June 30, 2025		June 30, 2024		December 31, 2024		December 31, 2023
Highest rate during the period	C$	1.4603	C$	1.3821	C$	1.4416	C$	1.3875
Lowest rate during the period	C$	1.3558	C$	1.3316	C$	1.3316	C$	1.3128
Average rate for the period	C$	1.4094	C$	1.3586	C$	1.3698	C$	1.3497
Rate at the end of the period	C$	1.3643	C$	1.3687	C$	1.4389	C$	1.3226

On October 28, 2025, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3959. No representation is made that U.S. dollars could be converted into Canadian dollars at that rate or any other rate.

FINANCIAL INFORMATION

Our financial statements included or incorporated by reference herein are reported in U.S. dollars and have been prepared in accordance with IFRS. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is independent with respect to us within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Manitoba and within the meaning of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States). See “Auditor, Transfer Agent and Registrar”.

All financial information of JHCC and the audited annual and unaudited interim financial statements of JHCC included herein are reported in U.S. dollars and have been prepared in accordance with, or are derived from financial statements prepared in accordance with, U.S. generally accepted accounting principals (“U.S. GAAP”). The recognition, measurement and disclosure requirements of U.S. GAAP differ from IFRS.

This prospectus supplement contains pro forma financial information and other disclosure related to us, assuming, and after giving effect to, completion of the acquisition of JHCC and certain financing transactions related to the acquisition of JHCC. The pro forma financial statements contained herein include information from the financial statements of JHCC that were prepared in accordance with U.S. GAAP, and certain adjustments have been made for U.S. GAAP to IFRS differences. See “Cautionary Note Regarding Unaudited Pro Forma Combined Consolidated Financial Statements” and the notes to pro forma financial statements contained herein for more information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Boyd Group Services Inc.

at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6, by telephone at (204) 895-1244 or by email at info@boydgroup.com. These documents are also available through the internet on SEDAR+, which can be accessed online at www.sedarplus.com and on EDGAR at www.sec.gov.

This prospectus supplement is deemed to be incorporated by reference into the accompanying shelf prospectus as of the date of this prospectus supplement solely for the purposes of this offering. Other documents are also incorporated or are deemed to be incorporated by reference into the shelf prospectus as of the date of this prospectus supplement.

The following documents, which have been filed by us with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of the shelf prospectus as of the date of this prospectus supplement:

(a)	our annual information form dated March 18, 2025 for the year ended December 31, 2024;

(b)	our audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon;

(c)	our management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2024;

(d)	our management information circular dated March 25, 2025 prepared in connection with our annual and special meeting of shareholders held on May 14, 2025;

(e)	our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024, together with the notes thereto;

(f)	our management’s discussion and analysis of our financial condition and results of operations as at June 30, 2025 and for the three and six month periods ended June 30, 2025;

(g)	our material change report dated February 27, 2025 regarding our outlook;

(h)	our material change report dated May 14, 2025 regarding the appointment of Brian Kaner as President and Chief Executive Officer;

(i)	our material change report dated August 28, 2025 regarding our offering of senior unsecured notes and the increase to and extension of our existing credit facilities; and

(j)	the template version (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet utilized in connection with this offering dated October 29, 2025.

Any statement contained in this prospectus supplement, in the accompanying shelf prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars, filed by us with securities commissions or similar authorities in Canada after the date of this prospectus supplement and for the duration of this offering, shall be deemed to be incorporated by reference into this prospectus supplement. In addition, all documents filed on Form 6-K or Form 40-F by us with the SEC on or after the date of this prospectus supplement and for the duration of this offering shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

Furthermore, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 – General Prospectus Requirements) filed on SEDAR+ in connection with this offering after the date of the final form of this prospectus supplement but prior to the termination of the distribution of our common shares pursuant to this offering is deemed to be incorporated by reference in the final form of this prospectus supplement and in the accompanying shelf prospectus.

You should not assume that the information contained in or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the cover page of the prospectus supplement, and in the case of the documents incorporated by reference herein, other than of the respective dates of such documents.

Reference to our website or any other website in this prospectus and in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and readers should review all information contained in this prospectus supplement, the accompanying shelf prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

This offering is being made concurrently in Canada pursuant to this prospectus supplement and the accompanying shelf prospectus and in the U.S. pursuant to the registration statement filed with the SEC under the U.S. Securities Act. This prospectus supplement and the accompanying shelf prospectus do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC.

The following documents have been or will be filed or furnished with the SEC as part of the registration statement of which this prospectus supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference” herein; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Deloitte LLP; (iv) the consent of Forvis Mazars, LLP; and (v) the underwriting agreement.

MARKETING MATERIALS

Before the filing of the final prospectus supplement, in connection with this offering, we and the underwriters held road shows that potential investors in the U.S. and in certain of the provinces of Canada were able to attend. We and the underwriters provided marketing materials to those potential investors in connection with those road shows.

In doing so, we and the underwriters relied on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR+ or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of this offering. To rely on this exemption, we and the underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Canadian underwriters, in signing the certificate to be contained in the final prospectus supplement, and we, in signing the certificate contained in the shelf prospectus, in each case in respect of this offering, have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada), a purchaser resident in a province of Canada who was provided with those marketing materials in connection with the road shows and who purchases our common shares under the final prospectus supplement in respect of this offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against us and each such Canadian underwriter with respect to the misrepresentation that are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the final prospectus supplement in respect of this offering.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in the final prospectus supplement in respect of this offering, and (ii) to any “comparables” as such term is defined in National Instrument 41-101 – General Prospectus Requirements in the marketing materials provided in accordance with applicable securities legislation.

A copy of the template version (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the investor presentation dated October 29, 2025 utilized in connection with this offering is included beginning on page INV-1 of this prospectus supplement.

CAUTIONARY NOTE REGARDING UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

This prospectus supplement contains our unaudited pro forma combined consolidated financial information, comprising the pro forma consolidated statement of financial position as at June 30, 2025 and the pro forma consolidated statements of earnings for the year ended December 31, 2024 and the six months ended June 30, 2025, together with the notes thereto (the “pro forma financial statements”), giving effect to, among other things: (i) this offering (without giving effect to the exercise of the underwriters’ option to purchase additional common shares), (ii) the acquisition, (iii) drawings of US$210.0 million on our amended revolving credit facility, and (iv) drawings of US$375.0 million on our bridge credit facility. The pro forma financial statements are presented for illustrative purposes only and should not be considered to be an indication of our results of operations or financial condition following the completion of the acquisition. In addition, our pro forma financial statements are based in part on certain assumptions regarding the acquisition. These assumptions may not prove to be accurate, and other factors may affect our results of operations or financial condition following the completion of the acquisition. In particular and without limiting the foregoing, our pro forma financial statements assume certain matters which are set out therein. Our pro forma financial statements have been prepared using certain of our and JHCC’s respective historical financial statements as more particularly described in the notes to our pro forma financial statements. We have not independently verified the financial statements of JHCC that were used to prepare our pro forma financial statements or that are included in this prospectus supplement. Our pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation pursuant to the equity purchase agreement may differ from the amounts reflected in our pro forma financial statements. Since our pro forma financial statements have been developed to retroactively show the effect of a transaction that has or is expected to occur at a later date, there are limitations inherent in the very nature of pro forma financial information and data. Our pro forma financial statements contained in this prospectus supplement are included for informational purposes only and undue reliance should not be placed on such statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

NON-GAAP AND OTHER FINANCIAL MEASURES

This prospectus supplement, the shelf prospectus and the documents incorporated by reference herein and therein make reference to certain non-GAAP financial measures and non-GAAP ratios used to evaluate our performance. The terms “Standardized EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA adjusted for lease payments”, “same store sales”, “Net Debt” and “Net Debt before lease liabilities” are non-GAAP financial measures and the terms “Adjusted EBITDA Margin”, “Adjusted EBITDA Margin adjusted for lease payments”, “Adjusted Net Earnings Per Share” and “Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments” are non-GAAP ratios. These non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures disclosed by other issuers. In addition, we make reference herein to certain non-GAAP financial measures of JHCC, such as “JHCC Adjusted EBITDA” and “JHCC Adjusted EBITDA Margin”, which are not standardized measures under U.S. GAAP, which is JHCC’s applicable GAAP. Investors are cautioned that these measures should not be construed as alternatives to measures determined in accordance with IFRS or U.S. GAAP, as applicable. Management believes our and JHCC’s non-GAAP financial measures and non-GAAP ratios are important measures used to evaluate performance of the businesses and that these measures provide transparent and useful supplemental information to help investors evaluate our and JHCC’s operating results and financial positions, and the expected impact of the acquisition, particularly in relation to long-term growth. These measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS or U.S. GAAP, as applicable.

We have provided disclosure regarding our and JHCC’s non-GAAP financial measures and non-GAAP ratios, including where applicable reconciliations to the most directly comparable IFRS and GAAP measures, respectively, herein and in documents filed by us with securities commissions or similar authorities in Canada, including the annual and interim management’s discussion and analysis incorporated by reference in this prospectus as set forth under the heading “Documents Incorporated by Reference” and otherwise below in “The Acquisition—Reconciliation of Certain Non-GAAP Financial Measures” as well as the section entitled “Caution Concerning Non-GAAP Financial Measures” in the investor presentation included in this prospectus supplement.

Descriptions of Non-GAAP Financial Measures and Ratios

The following outlines the composition of certain non-GAAP financial measures and non-GAAP ratios used in this prospectus, and why management uses such measures. Except as otherwise described herein, non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

“Same store sales” is a measure of sales that includes only those locations in operation for the full comparative period. Same store sales is presented excluding the impact of foreign exchange on the current period. Same store sales is calculated by applying the prior period exchange rate to the current year’s sales.

“Standardized EBITDA” represents an indication of our capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. Standardized EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes. The most directly comparable IFRS measure to Standardized EBITDA is net earnings.

“Adjusted EBITDA”, with respect to us, is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiatives expenses and fair value adjustments to contingent consideration. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as to execute transformation plans, such as our five-year goal. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to investors as providing an indication of earnings from operations and cash available for distribution, both before and after debt management, productive capacity maintenance and non-recurring and other adjustments. The most directly comparable IFRS measure to Adjusted EBITDA is net earnings. “Adjusted EBITDA adjusted for lease payments” is Adjusted EBITDA excluding the interest and principal components of lease payments.

“Adjusted EBITDA Margin” is a non-GAAP ratio that is a measure of operating profit that can be used to assess our operational performance. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total sales. “Adjusted EBITDA Margin adjusted for lease payments” is calculated by dividing Adjusted EBITDA Margin adjusted for lease payments by total sales.

“Adjusted Net Earnings” means net earnings adjusted to add back fair value adjustments (non-taxable) and acquisition and transformational cost initiatives (net of tax). We believe that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations. This can assist users in comparing current results to historical results that did not include such items.

“Adjusted Net Earnings Per Share” means Adjusted Net Earnings, divided by our weighted average number of shares for the applicable period.

“Net Debt” means total debt, lease liabilities and long-term lease liabilities, less cash and cash equivalents, which is useful to assess our leverage. The most directly comparable IFRS measure to Net Debt is total debt. “Net Debt before lease liabilities” means Net Debt excluding lease liabilities and long-term lease liabilities.

“Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments” is a non-GAAP ratio that helps to assess our leverage and ability to service our debt, excluding the impact of lease liabilities from both debt and earnings. This ratio provides a clearer picture of our debt burden by focusing on our core operating debt and earnings, rather than being skewed by lease accounting adjustments.

“JHCC Adjusted EBITDA” means JHCC management’s reported earnings from continuous operations before interest expense (net), state franchise tax expense and depreciation, with further adjustments for acquisition and store opening costs. “JHCC Adjusted EBITDA adjusted for lease payments” means JHCC Adjusted EBITDA plus an add-back for operating lease costs. We believe JHCC Adjusted EBITDA adjusted for lease payments is a more directly comparable measure for evaluating JHCC’s results against our results, as it approximately normalizes for differences between the treatment of leases under IFRS (under which we report) compared to U.S. GAAP (under which JHCC reports).

“JHCC Adjusted EBITDA Margin” is calculated by dividing JHCC Adjusted EBITDA by total sales of JHCC. “JHCC Adjusted EBITDA Margin adjusted for lease payments” is calculated by dividing JHCC Adjusted EBITDA Margin adjusted for lease payments by total sales.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the securities commissions or similar regulatory authority in all provinces of Canada. In connection with this offering, we will also commence filing reports and other information with the SEC. Purchasers are invited to read and download a copy of any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities commissions, the SEC or similar regulatory authorities. These filings are also electronically available from SEDAR+ at www.sedarplus.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR+ or on EDGAR are not, and should not be considered, part of this prospectus supplement or the accompanying shelf prospectus.

We have filed with the SEC under the U.S. Securities Act the registration statement relating to our common shares, of which this prospectus supplement and the accompanying shelf prospectus form a part. This prospectus supplement and the accompanying shelf prospectus do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement but contained in the registration statement are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

THE CORPORATION

About Us

The Corporation was incorporated under the CBCA on September 19, 2019 for the primary purpose of acquiring and holding a controlling interest in the Boyd Group Income Fund and participating in a plan of arrangement, pursuant to which the Boyd Group Income Fund completed the conversion from an income trust to a corporate structure. As a result of the implementation of the plan of arrangement, the Corporation became the successor reporting issuer of the Boyd Group Income Fund on January 1, 2020.

We are one of the largest operators of non-franchised collision repair centers in North America by number of locations and sales. We operate locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, and in the U.S. under the trade name Gerber Collision & Glass. We are also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. We operate a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. We also operate a Mobile Auto Solutions service that offers scanning and calibration services.

Collision Operations

We are a leading provider in the North American collision industry and operate full-service repair centers offering collision repair, glass repair, replacement services and calibration services. As of August 12, 2025, we operated over 1,000 collision locations across 34 U.S. states and five Canadian provinces.

Glass Operations

We are also an industry leader in the U.S. retail glass segment with operations across 39 U.S. states. Our third-party administrator business also provides glass services in the balance of the 50 states through affiliated glass providers, with approximately 5,500 affiliated glass provider locations and 15,000 affiliated roadside and towing service providers. Our Canadian glass operations are integrated in our collision business.

Calibration Services

Calibration services currently represent approximately 5% of our sales mix. However, calibration services are growing as advanced driver assistance system technology expands, requiring additional repairs to meet original equipment manufacturer specifications. We estimate that calibration will account for approximately 10% of the industry revenue in the future.

Industry Overview

The Collision Repair Industry

The collision repair industry in North America is estimated to represent approximately $50 billion in annual revenue, according to a 2023 third party report on the U.S. and Canadian collision repair marketplace. Despite experiencing consolidation over the past decade, the industry remains highly fragmented with over 30,000 locations in the U.S., consisting of small independent single shop operators and multi-shop operations, with varying degrees of scale, operating in local regions. We estimate that 23,900 single shops generate in aggregate approximately $26 billion of collision repair revenues annually, and that 800 small multi-shop operations (with fewer than seven shops), which own a total of 2,300 shops, generate approximately $8 billion of collision repair revenues annually.

Canadian and U.S. Presence

We are the third-largest operator in the North American collision repair industry by number of locations and sales, with over 1,000 locations and over $3 billion dollars of sales in the last 12 months ended June 30, 2025, representing approximately 6.1% revenue share.

The following table shows our percentage of sales in Canada and the U.S. during our three fiscal years ended December 31, 2022, 2023 and 2024:

Period Ended	Percentage of Sales in Canada	Percentage of Sales in the U.S.
December 31, 2022	8.0%	92.0%
December 31, 2023	7.9%	92.1%
December 31, 2024	8.0%	92.0%

The following table shows our number of employees in Canada and the U.S. during our three fiscal years ended December 31, 2022, 2023 and 2024:

Period Ended	Number of Employees in Canada	Number of Employees in the U.S.	Total Number of Employees
December 31, 2022	1,435	10,956	12,391
December 31, 2023	1,541	11,934	13,475
December 31, 2024	1,558	11,891	13,449

Competitive Conditions

Our industry is very competitive. Major public and private insurers use performance-based measurements in selecting collision repair partners. In Alberta, Ontario and in the U.S., where private insurers operate, a greater emphasis is placed on establishing and maintaining our direct repair program referral arrangements with insurance companies. Direct repair programs are established between insurance companies and collision repair shops to better manage automobile repair claims and increase levels of customer satisfaction. Insurance companies select collision repair operators to participate in their programs based on integrity, convenience and physical appearance of the facility, quality of work, customer service, cost of repair, cycle time and other key performance metrics. Major insurers use performance-based criteria for selecting collision repair partners. Insurers have many options for direct repair programs and have established direct repair programs with both independent single shop operators and multi-shop operations. Local and regional direct repair programs, and national and self-managed direct repair program relationships, represent an opportunity for us to increase our business. Some insurers have also moved to consolidate direct repair program repair volumes with a smaller number of repair shops. For some insurance carriers, there is a desire to do business with multi-location collision repairers to reduce the number and complexity of contacts necessary to manage their networks of collision repair providers and achieve a higher level of consistent performance. We believe that our scale and competitive average cost of repair favorably position us with all major and regional insurers. We continue to work at developing and strengthening our direct repair program relationships with insurance carriers in both Canada and the U.S.

Structural Changes Provide Tailwinds to Industry Growth

Over a 10-year period, the collision repair industry has grown at an estimated compounded annual growth rate of 4.80%. There are several long-term structural shifts that are impacting the industry. The increasing complexity of vehicles and the growing need for scanning and calibration services have contributed to a 40% rise in the average cost of repair over the past five years. We expect the need for calibration services to increase as advanced driver assistance system technology expands across North America. With our strong scale and ability to invest in our calibration capabilities, we believe we are well-positioned to grow our sales in the growing and attractive calibration industry.

Customer Relationships

We provide collision repair services to major insurance companies and individual vehicle owners, with the majority of our sales being derived from insurance-paid collision repair services. We strive to be a trusted partner to insurance customers. Our top five largest insurance customers accounted for approximately 51% of our sales in 2024 in aggregate. Of these top five insurance customers, the largest customer represented approximately 16% of our total sales in 2024. Customer relationship dynamics in our principal geographies differ from region to region. See “—Competitive Conditions”.

Cycles

Our operating results have been and are expected to continue to be subject to quarterly fluctuations due to a variety of factors including changes in purchasing patterns, pricing policies, general and regional economic downturns, unemployment rates and weather conditions. However, our geographic diversification may lessen the effect of this cyclicality.

THE ACQUISITION

The Acquisition

On October 29, 2025, we entered into the purchase agreement pursuant to which we will indirectly acquire all of the issued and outstanding equity interests of JHCC on the terms and subject to the conditions set forth in the purchase agreement. We will pay a purchase price of US$1.3 billion in cash, which is subject to adjustment for cash, debt (and debt-like liabilities), transaction expenses, income tax liability and net working capital in accordance with the terms and conditions of the purchase agreement. We expect to benefit from certain tax benefits relating to the acquisition of approximately US$150.0 million, which implies a purchase price, net of such expected tax benefits, of approximately US$1.15 billion before such adjustments. See “The Acquisition” and “The Acquisition—Business of Joe Hudson’s”. After giving full effect to our expected run-rate annual synergies (and assuming full realization of US$37.0 million of run-rate synergies representing a point at the lower end of the anticipated synergy range of approximately US$35.0 million to US$45.0 million), the acquisition is valued at approximately 9.3x JHCC Adjusted EBITDA for the 12 months ended June 30, 2025. JHCC Adjusted EBITDA is a non-GAAP financial measure, meaning it is not a standardized financial measure under U.S. GAAP and may not be comparable to similar measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” and “The Acquisition—Reconciliation of Certain Non-GAAP Financial Measures”.

The audited consolidated financial statements of JHCC as at and for the years ended December 31, 2024 and 2023, the unaudited interim consolidated financial statements of JHCC as at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024 and our pro forma financial statements which give effect to the acquisition of JHCC and certain other transactions as at and for the periods referred to therein are included elsewhere in this prospectus supplement.

We expect to fund the purchase price for the acquisition of Joe Hudson’s, together with related financing fees and transaction expenses, by way of the following: (i) US$780.0 million from the gross proceeds of this offering, excluding any gross proceeds from the exercise of the underwriters’ option to purchase additional common shares; (ii) US$210.0 million of drawings under our amended revolving credit facility; and (iii) US$375.0 million of drawings under our bridge credit facility or net proceeds from one or more future offerings of additional senior unsecured notes. We have obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. for US$1.155 billion under a bridge credit facility. We also expect to amend the credit agreement for our revolving credit facility to, among other things, increase its size from US$575.0 million to US$775.0 million pursuant to the existing accordion feature of our existing revolving credit facility. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have consented to such amendments, conditional on the acquisition being completed. Their consents represent the consent of the majority lenders under our existing credit agreement. In addition, the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. have committed to provide the incremental US$200.0 million of revolving commitments pursuant to the accordion exercise, conditional on the acquisition being completed. See “—Financing the Acquisition”. The acquisition is not subject to a financing condition.

The acquisition is expected to close in the fourth quarter of 2025, subject to the satisfaction or waiver of customary closing conditions and regulatory approvals. See “The Acquisition—Closing Conditions”.

Overview

Our acquisition of Joe Hudson’s will add 258 company-operated collision repair locations across 18 contiguous U.S. states. The transaction is aligned with our goal to accelerate growth and establish our position as one of the leading players in the North American collision industry. We expect the acquisition to deliver growth in top-line sales and Adjusted EBITDA and to be accretive to our Adjusted EBITDA Margin profile.

We also expect the acquisition to be accretive to our Adjusted Net Earnings Per Share in the first full year after completion, including the impact of cost synergies, and double-digit accretive upon full realization of the synergies.

The financing of the acquisition aligns with our long-standing commitment to strong financial discipline. We expect to return to our current leverage level of 2.7x Net Debt after lease liabilities to Adjusted EBITDA after lease payments potentially as early as the end of 2027. Net Debt after lease liabilities and Adjusted EBITDA after lease payments are non-GAAP financial measures meaning they are not standardized financial measures under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. See “The Acquisition—Financing the Acquisition”, “Non-GAAP and Other Financial Measures” and “The Acquisition—Reconciliation of Certain Non-GAAP Financial Measures”.

Significant Strategic Benefits

We believe our acquisition of Joe Hudson’s is a strong strategic fit that will be accretive to margins, with aligned market reach, complementary growth strategy and operational discipline, size and profitability level to support future growth, and significant whitespace for long-term growth. Specifically, the acquisition is expected to have the following significant strategic benefits:

•

Expands our scale and establishes our position as one of the leading players in the North American collision repair industry, with a combined total of 1,273 locations across 36 U.S. states and five Canadian provinces.

•	An estimated modest 7.6% combined revenue share within the highly fragmented North American collision industry, post closing, provides us the opportunity for continued strong long-term growth.

•	Accelerates our objective of enhancing density in our core regions to deliver greater convenience and value to customers and our insurer partners.

•	Strongly synergistic growth strategy, operational focus and culture between us and Joe Hudson’s provides the opportunity for strong value creation for customers, insurance carriers and shareholders.

•	Expanded footprint and market depth to enhance insurance carrier and vendor relationships.

Accelerating Our Growth and Establishing Our Leadership Position

The combination of our business with JHCC’s business is expected to accelerate our growth and establish our position as one of the leading players in the industry. The acquisition enhances overall proximity, convenience, and coverage for our potential addressable customer base. The increased footprint resulting from the acquisition would enhance our position in the South and Southeast regions of the U.S.

Post-closing, our location count will increase to 1,273, while our revenue share will remain modest at an estimated 7.6%, providing significant growth runway. JHCC has a complementary location footprint and the acquisition will increase our location count by 25% but only entering two new U.S. states.

Meaningful Potential Synergies

Based on our strong track record of multi-shop operator acquisitions and integrations, we have identified significant cost and revenue synergy opportunities. Specifically, we have identified potential annual cost synergies of approximately US$35.0 million to US$45.0 million that we expect could result from the acquisition. We expect these cost synergies to be derived from direct and indirect procurement savings, internalization of scanning and calibration, efficiencies achieved through densification, and operational and administrative cost savings. We target achieving our synergy goals by 2028 with 50% of those synergies targeted for completion in the near term.

Our ability to realize these potential synergies is dependent upon a number of material assumptions, including successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, and is subject to a number of known and unknown risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Business of Joe Hudson’s

Overview

Joe Hudson’s was founded in 1989 by Joe Hudson in Montgomery, Alabama, with a focus on providing a high-quality collision repair experience for customers. Joe Hudson’s operates 258 locations across 18 U.S. states and is currently the sixth largest multi-shop operator of collision repair facilities in North America by location count as of October 2025. Its locations are concentrated in high growth areas in the U.S. Southeast. Joe Hudson’s has an experienced leadership team with a track record of growth and profitability.

Key Platform Metrics

Joe Hudson’s currently has 258 collision center locations across 18 U.S. states. Since the end of 2020, Joe Hudson’s has more than doubled its location footprint through a combination of acquisitions and new start-up locations, adding 123 locations through acquisitions and 17 through new start-ups. Joe Hudson’s had sales of US$722 million, net loss of US$23 million and JHCC Adjusted EBITDA of US$63 million for the 12 months ended June 30, 2025. JHCC’s concentrated geographic footprint, coupled with operational discipline, has translated into strong JHCC Adjusted EBITDA Margin of 8.7% for the 12 months ended June 30, 2025. JHCC Adjusted EBITDA is a non-GAAP financial measure and JHCC Adjusted EBITDA Margin is a non-GAAP ratio meaning they are not standardized financial measures under U.S. GAAP and may not be comparable to similar measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” and “The Acquisition—Reconciliation of Certain Non-GAAP Financial Measures”.

Concentrated Footprint in the Growing U.S. Southeast

Joe Hudson’s location footprint is strategically focused across the U.S. Southeast. Joe Hudson’s top five states by location count include Alabama, Florida, Georgia, South Carolina and Texas, which account for 64% of Joe Hudson’s total locations. This concentrated footprint provides densification benefits and ability to provide superior customer and insurance carrier experience.

Joe Hudson’s targeted expansion strategy puts collision repair shops in high demand areas with exposure to positive demographic trends and industry driver growth. Vehicle miles traveled grew 4.3% in the states in which Joe Hudson’s operates, compared to 0.2% growth in non-JHCC states between 2019 and 2025 based on the National Highway Traffic Safety Administration Vehicle Miles Travelled as of August 2019 and August 2025, respectively. Population growth across Joe Hudson’s region grew at a 1.2% CAGR between 2021 and 2024, 40 basis points higher than the national average based on the U.S. Census State Population Totals.

Insurance Carrier Relationships

JHCC has strong and long-tenured relationships with major insurance partners. JHCC’s top 10 insurance carrier relationships contribute to approximately 79% of its sales.

Operations

JHCC has a strong, operations-focused culture that drives high customer satisfaction and site-level performance. JHCC employs a consistent strategy across its platform to ensure uniform shop operations. JHCC works to conform acquired locations to its operating model and has built integrated centralized support functions that accelerate consistency and efficiency in shop operations. These support functions include centralized parts management, file management and review groups alongside quality control and real estate teams.

Vendor Relationships

JHCC maintains a centralized approach to key supplier relationships. It uses select key vendors for its paint and associated products. For parts sourcing, JHCC uses an outside provider to manage supplier discounts and partnerships and another provider to streamline parts sourcing and procurement. JHCC maintains strong original equipment manufacturer relationships and programs with key automobile manufacturers. JHCC also maintains strong relationships with paintless dent repair providers and utilizes another supplier as its primary sublet calibration provider.

Selected Unaudited Pro Forma Combined Consolidated Financial Information

The following tables set forth selected pro forma combined consolidated financial information (i) for the year ended December 31, 2024, and (ii) for the six months ended June 30, 2025, in each case after giving effect to, among other things: (i) this offering (without giving effect to the exercise of the underwriters’ option to purchase additional common shares), (ii) the acquisition, (iii) drawings of US$210.0 million on our amended revolving credit facility, and (iv) drawings of US$375.0 million on our bridge credit facility, and certain other assumptions and adjustments, all as described in the notes to the pro forma financial statements. These tables only set forth select information and should be read in conjunction with our pro forma financial statements and notes thereto included elsewhere in this prospectus supplement.

The summary unaudited pro forma combined consolidated financial information set forth below and our pro forma financial statements included in this prospectus supplement are not necessarily indicative of results of operations that would have occurred in the year ended December 31, 2024 or the six months ended June 30, 2025 had our acquisition of JHCC, this offering and the other transactions described taken place, nor are they indicative of operations expected for the second half of 2025 and future periods. The actual results of our operations for any period after our acquisition of JHCC may differ from the amounts set forth in the following analysis and such variation may be material.

Year ended December 31, 2024(1) (U.S. dollars in thousands, except per share amounts)
Pro Forma Consolidated
Sales	$3,739,989
Gross profit	$1,698,045
Net earnings (loss)	$(26,464)
Earnings per share
Basic earnings per share	$(0.99)
Diluted earnings per share	$(0.99)

(1)	Readers should refer to our pro forma financial statements and the notes thereto for additional information and applicable pro forma adjustments.

Six months ended June 30, 2025(1) (U.S. dollars in thousands, except per share amounts)
Pro Forma Consolidated
Sales	$1,935,611
Gross profit	$895,106
Net earnings (loss)	$(2,212)
Earnings per share
Basic earnings per share	$(0.08)
Diluted earnings per share	$(0.08)

(1)	Readers should refer to our pro forma financial statements and the notes thereto for additional information and applicable pro forma adjustments.

The Purchase Agreement

On October 29, 2025, we entered into the purchase agreement with TSG8 Parallel L.P. (“TSG Blocker Seller”), Carousel Capital Partners IV PV, L.P. (“CCP Blocker Seller”, and together with TSG Blocker Seller, the “Blocker Sellers”), JHCC, TSG8 Management L.P., TSG8 Parallel Warhawk Blocker L.P. (“TSG Blocker”), JHCC Blocker, Inc. (“CCP Blocker” and together with TSG Blocker, the “Blockers”), Project Tide Merger Sub LLC, and TSG Blocker Seller, as seller representative. Following the completion of the acquisition, JHCC will become our indirect, wholly-owned subsidiary. We will pay a purchase price of US$1.3 billion in cash, which is subject to adjustment for cash, debt (and debt-like liabilities), transaction expenses, income tax liability and net working capital in accordance with the terms and conditions of the purchase agreement.

The purchase agreement contains covenants, representations and warranties of and from each of the parties thereto and various conditions precedent consistent with market standards for acquisition agreements in the North American collision and retail glass industry. Completion of the acquisition is subject to the satisfaction or waiver of customary conditions for transactions of this nature and magnitude, including, among other things, receipt of required regulatory approvals. There can be no assurance that the conditions will be satisfied or waived on a timely basis, or at all. See “Risk Factors—Risks Relating to the Acquisition”.

Set forth below is a summary of the material provisions of the purchase agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the purchase agreement, which will be filed on SEDAR+ under our issuer profile at www.sedarplus.ca. This summary of the purchase agreement is not intended to be, and should not be relied upon as, disclosure of any facts and circumstances relating to each of the sellers, JHCC or us. References to “Group Companies” means JHCC and its wholly-owned subsidiaries, references to the “sellers” are to the Blocker Sellers and references to the “buyer entities” are to The Boyd Group (U.S.) Inc. (the “buyer”) and Project Tide Merger Sub (“merger sub”), both of which are our indirect, wholly-owned subsidiaries.

Representations and Warranties of the Parties

Under the purchase agreement, each of JHCC, the sellers and we have made certain customary representations and warranties.

JHCC’s representations and warranties regarding itself and the Group Companies relate to, among other things: (i) organization and qualification; (ii) power and authority of JHCC to enter into and perform its obligations under the purchase agreement and certain ancillary agreements; (iii) authorization of governmental authorities; (iv) non-contravention; (v) JHCC ownership of equity interests in its subsidiaries and capitalization; (vi) financial statements; (vii) no undisclosed liabilities; (viii) absence of certain developments; (ix) ownership, sufficiency and condition of the Group Companies’ assets; (x) real property; (xi) intellectual property; (xii) compliance with laws and permits; (xiii) tax matters; (xiv) employee benefit plans; (xv) environmental matters; (xvi) contracts; (xvii) related party transactions; (xviii) labor matters; (xix) litigation and government orders; (xx) insurance; (xxi) no brokers; (xxii) suppliers and customers; (xxiii) inventory; (xxiv) direct repair programs; (xxv) standards of work; (xxvi) warranties; (xxvii) accounts receivable; (xxviii) accounts payable; (xxix) targets being actively evaluated for potential acquisition; and (xxx) exclusivity of representations.

The sellers’ representations and warranties relate to, among other things: (i) organization; (ii) power and authority of the sellers to enter into and perform their obligations under the purchase agreement and certain ancillary agreements; (iii) authorization of governmental authorities; (iv) non-contravention; (v) litigation and government orders; (vi) no brokers; (vii) sellers’ ownership of equity interests in the Blockers, capitalization of the Blockers and assets of the Blockers; (viii) Blocker tax matters; and (ix) exclusivity of representations and warranties.

Our representations and warranties relate to, among other things: (i) organization of the buyer entities; (ii) power and authority of each buyer entity to enter into and perform its obligations under the purchase agreement and certain ancillary agreements; (iii) authorization of governmental authorities; (iv) non-contravention; (v) litigation; (vi) financing matters, including that we will have sufficient funds at closing to consummate the acquisition and satisfy its obligations under the purchase agreement; (vii) no brokers; (viii) merger sub operations; (ix) buyer’s reliance; (x) solvency; and (xi) exclusivity of representations and warranties.

The representations, warranties, covenants and agreements of the parties will not survive the consummation of the transactions contemplated by the purchase agreement (except for those covenants and agreements that by their terms apply or are to be performed in whole or in part thereafter). Accordingly, the purchase agreement contemplates that we may obtain, and we intend to obtain, a buyer-side representations and warranties insurance policy in connection with the purchase agreement and the transactions contemplated thereby, insuring us for certain losses due to breaches of representations and warranties of the sellers and certain of their affiliates.

Covenants

In the purchase agreement, the sellers, JHCC and we have agreed to certain covenants governing the conduct of the parties, including the conduct of the business of JHCC and its subsidiaries during the period between the signing of the purchase agreement and the closing of the acquisition, at the closing and after the closing.

Interim Period Covenants

The sellers have agreed during the interim period between signing and closing to cause the Group Companies to conduct their operations in the ordinary course of business except, among other things: (i) as consented to in writing by us; (ii) as required by applicable law; or (iii) as expressly contemplated by the purchase agreement or as disclosed (including as necessary to consummate the pre-closing reorganization).

The purchase agreement also provides covenants as to restricted activities of the Group Companies during the interim period between signing and closing (subject to specified exceptions), including, but not limited to: (i) amending organizational documents; (ii) issuing, selling, granting or otherwise disposing of any equity securities of any member of the Group Companies or incurring or subjecting assets of the Group Companies to any encumbrances; (iii) engaging in certain transactions with respect to the shares or equity securities of the Group Companies; including declaring or making payment, redemption or repurchase in respect of any equity securities of the Group Companies; (iv) becoming liable for any guarantee of any liability of another person, other than specified exceptions, or incurring, assuming or becoming liable for any additional debt, or encumbering any Group Company assets; (v) entering into any related party transactions; (vi) certain acquisitions and investments; (vii) engaging in the sale, assignment, transfer, conveyance, lease, sublease, licence or other disposition of any material tangible asset or interest in real property; (viii) adopting any material change to any benefit plan, certain changes to employee compensation outside the ordinary course of business, or hiring or dismissal of certain employees; (ix) material changes in accounting principles or practices; (x) making certain tax elections, agreements and filings, and other tax matters; (xi) certain changes to collection of accounts receivable, processing or completion of works in process or cash management processes outside the ordinary course of business; (xii) amending, terminating, waiving or releasing any material rights under certain disclosed contracts and real property leases; (xiii) engaging in the sale, licence, sublicense, lease transfer, abandonment, permission to lapse or other disposition of any interest in intellectual property; (xiv) terminating any material permit; (xv) certain capital expenditures in excess of a specified dollar amount; (xvi) certain labour matters; (xvii) initiating or settling any action up to a specified dollar amount; (xviii) adopting a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of any Group Company; or (xix) agree or enter into a contractual obligation to do any of the foregoing.

Further, the sellers and the Group Companies will use commercially reasonable efforts to cooperate with us in connection with any of our debt or equity financings in connection with the acquisition.

During the interim period between signing and closing, the Group Companies are required to provide us with reasonable access to representatives of the Group Companies and to premises, properties, books, data, files, information, records and contracts of the Group Companies, subject to certain exceptions.

Required Regulatory Approvals

The parties have agreed to cooperate and use reasonable best efforts to make any filings with, or notifications or submissions to, any government entity that are necessary to consummate the acquisition, including to make appropriate filings of the notification and report form to obtain any approvals related to the

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or other antitrust laws. Each of the buyer entities will use reasonable best efforts to obtain the required regulatory approvals so as to consummate the acquisition as promptly as reasonably practicable, but in any event, no later than the termination date; provided however, the termination date may, in certain circumstances, be extended by up to two periods of six months each.

Other Covenants

The purchase agreement also contains customary covenants between the parties, including without limitation, with respect to access to property, regulatory compliance, exclusivity, confidentiality, director and officer liability and indemnification, certain tax matters, access to records, employee matters, estoppel certificates and payment of expenses in connection with the acquisition.

Closing Conditions

The purchase agreement provides for the obligation of the buyer entities to complete the acquisition that are subject to the satisfaction of a number of conditions, including:

•

Representations and Warranties of Blocker Sellers and JHCC. Certain stated representations and warranties of the Blocker Sellers and JHCC (which exclude certain fundamental representations and warranties) must be true and correct in all respects as of the closing of the acquisition, disregarding any Material Adverse Effect (as defined herein) or materiality qualifications, except to the extent that inaccuracies in such representations and warranties do not, individually or in aggregate, result in a material adverse effect on the business, condition (financial or otherwise), operations or results of operations, assets or liabilities of the Group Companies, taken as a whole, or the ability of JHCC, the Blockers or the Blocker Sellers to consummate the transactions contemplated by the purchase agreement, subject to specified exceptions (“Material Adverse Effect”). Certain of JHCC and the Blocker Sellers’ fundamental representations must be true and correct in all respects, and certain of JHCC and the Blocker Sellers’ fundamental representations must be true and correct in all respects except for de minimis inaccuracies, as of the date of the closing of the acquisition.

•

Performance. Each Blocker Seller and JHCC must have performed and complied in all material respects with all covenants and agreements required by the purchase agreement to be performed or complied with by it, on or prior to the closing of the acquisition.

•

Qualifications. Any applicable waiting periods (and any extensions thereof, including pursuant to any voluntary commitments or agreements with any governmental authority) under the HSR Act or any other applicable antitrust laws will have expired or otherwise been terminated.

•	No Injunction. There will be no government order in effect which would prevent consummation of the transactions contemplated by the purchase agreement.

•	No Material Adverse Effect. Since the date of execution of the purchase agreement, no Material Adverse Effect must have occurred.

•	Closing Deliverables. Each Blocker Seller and JHCC must have delivered, caused to be delivered, or be ready, willing, and able to deliver all required closing deliverables.

The purchase agreement provides for the obligation of Blocker Sellers and JHCC to complete the acquisition that are subject to the satisfaction of a number of conditions, including:

•

Representations and Warranties of Buyer Entities. Certain stated representations and warranties of the buyer entities must be true and correct as of the closing of the acquisition, except to the extent that inaccuracies in such representations and warranties do not in the aggregate result in a material adverse effect on the buyer entities’ ability to complete the transactions contemplated by the purchase agreement.

•

Performance. Each of the buyer entities must have performed and complied in all material respects with all covenants and agreements required by the purchase agreement to be performed or complied with by it on or prior to the closing of the acquisition.

•

Qualifications. Any applicable waiting periods (and any extensions thereof, including pursuant to any voluntary commitments or agreements with any governmental authority) under the HSR Act or any other applicable antitrust laws will have expired or otherwise been terminated.

•	No Injunction. There will be no government order in effect which would prevent consummation of the transactions contemplate by the purchase agreement.

•	Closing Deliverables. The buyer entities must have delivered, caused to be delivered, or be ready, willing, and able to deliver all required closing deliverables.

Termination

The purchase agreement may be terminated at any time prior to the closing of the acquisition by mutual written consent of us and JHCC, or in certain circumstances where:

•	any governmental entity has issued a final and non-appealable governmental order prohibiting the consummation of the transactions contemplated by the purchase agreement;

•

the closing of the acquisition has not occurred on or prior to April 29, 2026, unless extended from time to time by mutual written consent of us and JHCC (such date, as so extended from time to time, the “termination date”); provided that if the required regulatory approvals have not been obtained on or prior to such date and all other conditions to the closing of the acquisition that are capable of being satisfied prior to the closing of the acquisition have been satisfied, then the termination date will be automatically extended for up to two periods of six months each (so long as neither we, JHCC or the sellers are in material breach of the purchase agreement and such a breach would result in the merger contemplated by the purchase agreement to fail to be consummated prior to the termination date); and

•

at JHCC’s or our option, there has been a breach or inaccuracy of the other party’s representations and warranties in the purchase agreement or a failure by such party to perform its covenants, in any such case, in a manner that would result in the failure of a condition to the closing of the acquisition and which cannot be cured in accordance with the purchase agreement.

In the event that the purchase agreement is terminated in accordance with its terms, the purchase agreement (other than provisions relating to, among other things, confidentiality and expenses, which will survive such termination) will be null and void and all other rights and liabilities of the parties will terminate without further liability, except for liabilities arising in respect of wilful breaches under the purchase agreement prior to termination.

Ancillary Agreements

Concurrently with the execution and delivery of the purchase agreement, certain beneficial owners of JHCC executed and delivered to us restrictive covenant agreements.

Financing the Acquisition

We expect to fund the purchase price for the acquisition of Joe Hudson’s, together with related financing fees and transaction expenses, by way of the following: (i) US$780.0 million from the gross proceeds of this offering, excluding any gross proceeds from the exercise of the underwriters’ option to purchase additional common shares; (ii) US$210.0 million of drawings under our amended revolving credit facility; and (iii) US$375.0 million of drawings under our bridge credit facility or net proceeds from one or more future offerings of additional senior unsecured notes. We have obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. for US$1.155 billion under a bridge credit facility. We also expect to amend the credit agreement for our revolving credit facility to, among other things, increase its size from US$575.0 million to US$775.0 million pursuant to the accordion feature of our existing revolving credit facility. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have consented to such amendments, conditional on the acquisition being completed. Their consents represent the consent of the majority lenders under our existing credit agreement. In addition, the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. have committed to provide the incremental US$200.0 million of revolving commitments pursuant to the accordion exercise, conditional on the acquisition being completed. The acquisition is not subject to financing conditions. See “Consolidated Capitalization”. See also “Risk Factors—Risks Relating to the Acquisition” for a discussion of certain risks relating to the financing of the acquisition.

A description of the sources and uses of funds relating to the acquisition, financing fees and transaction expenses is set out in the table below. Certain of the amounts below are estimated and are subject to change. See “Cautionary Note Regarding Forward-Looking Statements”.

Sources (millions)		Uses (millions)
Proceeds of this offering	US$ 780.0	Purchase price for the acquisition	US$1,300.0
Drawings on amended revolving credit facilities	US$ 210.0	Financing fees	US$ 40.0
Drawings on bridge credit facility or net proceeds from new senior unsecured notes	US$ 375.0	Transaction expenses	US$ 25.0

Total Sources:	US$1,365.0	Total Uses:	US$1,365.0

Existing Revolving Credit Facilities

We currently maintain senior secured revolving credit facilities in an aggregate amount of US$575.0 million with an accordion feature which can increase the facilities to a maximum of US$875.0 million, pursuant to a fifth amended and restated credit agreement dated August 20, 2025 with a syndicate of Canadian and U.S. lending institutions. Our existing credit facilities will mature in August 2030. Our existing credit facilities are guaranteed by us and certain of our subsidiaries and are secured by substantially all of our assets. Our existing credit facilities include a swing line of up to a maximum of US$10.0 million for our Canadian borrower and US$30.0 million for our U.S. borrower.

Our existing credit facilities are subject to customary terms, conditions, covenants, events of default and other provisions, including, among other things, restrictive covenants that limit our ability to incur additional indebtedness, to make acquisitions, to create liens or other encumbrances, to pay dividends, to redeem equity or debt, or to make investments, capital expenditures, loans or guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. Our existing credit facilities also include customary representations and warranties and a number of financial covenants that require us to meet certain financial ratios. These financial ratios require us to maintain a senior funded debt to EBITDA ratio of no greater than 3.5 to 1.0 and an interest coverage ratio of not less than 2.75 times. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to no greater than 4.0 to 1.0. For purposes of covenant calculations, property lease payments are deducted from EBITDA and the associated lease liabilities are excluded from senior funded debt, and EBITDA is further adjusted to reflect pro forma annualized acquisition results.

The interest rate for draws on our existing credit facilities is based on a pricing grid for our ratio of total funded debt to EBITDA as determined under the credit agreement. We can draw on the credit facilities in either the U.S. or in Canada, in either United States dollars or Canadian dollars. We can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. We have the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average, U.S. Prime, Secured Overnight Financing Rate or U.S. Base Rate at our election.

Anticipated Amendments to Credit Agreement

We and our lenders anticipate entering into a sixth amended and restated credit agreement to among other things, increase the revolving credit facilities to US$775.0 million, permit the issuance of new senior unsecured notes and permit the completion of the acquisition. The sixth amended and restated credit agreement is expected to be on terms and conditions that are substantially similar to those in the fifth amended and restated credit agreement. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have consented to such amendments, conditional on the acquisition being completed. Their consents represent the consent of the majority lenders under our existing credit agreement. In addition, the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. have committed to provide an incremental US$200.0 of revolving commitments pursuant to the accordion feature of our existing credit agreement, conditional on the acquisition being completed.

Bridge Credit Facility

We have obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. for US$1.155 billion under a bridge credit facility. The bridge credit facility was obtained as an interim source of financing for the acquisition and to facilitate the execution of the purchase agreement. The bridge credit facility, if required, will be unsecured.

Prior to closing of the bridge credit facility, the amount of the bridge credit facility will be reduced or cancelled on a dollar-for-dollar basis with any net proceeds of (i) any public or private debt or equity offering by us, and (ii) the aggregate amount of any advances under our revolving credit facilities in excess of US$400 million at any time from the date hereof through the closing date of the bridge credit facility. We will be permitted to obtain advances under our revolving credit facilities under our fifth amended and restated credit agreement in excess of US$400 million for general operating purposes in the ordinary course of business or to repay any outstanding notes at maturity thereof (or within 60 days prior thereto), and such amounts will not reduce the commitments under the bridge credit facility. After the closing of our bridge credit facility, 100% of the net proceeds of any public or private debt or equity offering by us will be applied to reduce the bridge credit facility.

The bridge credit facility will mature 364 days following the closing date of the acquisition.

The definitive credit agreement or agreements pursuant to which the bridge credit facility will be extended, if the bridge credit facility is required, are expected to contain certain prepayment options in favour of us and certain mandatory prepayment obligations upon the occurrence of certain events. In particular, it is expected that we will be required to effect reductions or make certain mandatory prepayments of the bridge credit facility, including those described above. Such definitive credit agreement or agreements are expected to contain customary representations and warranties and affirmative and negative covenants of us that will be substantially similar to those in our existing credit agreement and certain additional representations and warranties as are customary for similar unsecured bridge credit facilities.

Customary fees for acquisition financings of the nature contemplated by the commitment letter have and may become payable by us.

Reconciliation of Certain Non-GAAP Financial Measures

Please see below for a description of the methodology used to calculate the non-GAAP financial measures and non-GAAP ratios referenced herein. Except as otherwise described herein, our and JHCC’s non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

Adjusted EBITDA

(thousands of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024	12 months ended June 30, 2025
Net earnings	2,785	19,207	24,544	8,122
Add:
Finance costs	35,855	33,332	68,913	71,436
Income tax expense	2,561	7,362	7,116	2,315
Depreciation of property, plant and equipment	42,394	34,302	75,498	83,590
Depreciation of right of use assets	63,414	60,757	123,512	126,169
Amortization of intangible assets	13,548	13,383	26,309	26,474

Standardized EBITDA	160,557	168,343	325,892	318,106

Add (deduct):
Fair value adjustments	1	(7)	(952)	(944)
Acquisition and transformational cost initiatives	13,773	2,947	9,879	20,705

Adjusted EBITDA	174,331	171,283	334,819	337,867

Adjusted EBITDA %	11.2%	10.9%	10.9%	11.0%

Adjusted EBITDA Adjusted for Lease Payments

(thousands of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024	12 months ended June 30, 2025
Net earnings	2,785	19,207	24,544	8,122
Add:
Finance costs	35,855	33,332	68,913	71,436
Income tax expense	2,561	7,362	7,116	2,315
Depreciation of property, plant and equipment	42,394	34,302	75,498	83,590
Depreciation of right of use assets	63,414	60,757	123,512	126,169
Amortization of intangible assets	13,548	13,383	26,309	26,474

Standardized EBITDA	160,557	168,343	325,892	318,106

Add (deduct):
Fair value adjustments	1	(7)	(952)	(944)
Acquisition and transformational cost initiatives	13,773	2,947	9,879	20,705

Adjusted EBITDA	174,331	171,283	334,819	337,867

Deduct:
Repayments of obligations under property leases, principal	54,892	51,067	103,888	107,713
Interest on property leases	21,555	19,143	39,464	41,876

Adjusted EBITDA adjusted for lease payments	97,884	101,073	191,467	188,278

Adjusted EBITDA adjusted for lease payments %	6.3%	6.5%	6.2%	6.1%

JHCC Adjusted EBITDA

(thousands of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024	12 months ended June 30, 2025
Net loss	(10,330)	(12,912)	(25,782)	(23,200)
Add:
Interest expense	27,848	23,294	51,021	55,575
State franchise tax expense	550	642	946	854
Depreciation and amortization expense	13,863	12,501	25,624	26,986

Standardized EBITDA	31,931	23,525	51,809	60,215

Add:
Acquisition and store opening costs	767	2,717	4,851	2,901

JHCC Adjusted EBITDA	32,698	26,242	56,660	63,116

JHCC Adjusted EBITDA %	8.7%	8.1%	8.5%	8.7%

JHCC Adjusted EBITDA Adjusted for Lease Payments

(thousands of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024	12 months ended June 30, 2025
Net loss	(10,330)	(12,912)	(25,782)	(23,200)
Add:
Interest expense	27,848	23,294	51,021	55,575
State franchise tax expense	550	642	946	854
Depreciation and amortization expense	13,863	12,501	25,624	26,986

Standardized EBITDA	31,931	23,525	51,809	60,215

Add:
Acquisition and store opening costs	767	2,717	4,851	2,901

JHCC Adjusted EBITDA	32,698	26,242	56,660	63,116 (1)

Add:
Operating lease cost	21,362	16,873	36,504	40,993

JHCC Adjusted EBITDA adjusted for lease payments	54,060	43,115	93,164	104,109
JHCC Adjusted EBITDA adjusted for lease payments %	14.3%	13.3%	13.9%	14.4%

Note:

(1)

JHCC regularly acquires new locations and develops greenfield locations in its business. We estimate that if JHCC had owned the locations acquired during the 12 months ended June 30, 2025 on the first day of such period, approximately $24 million of additional JHCC Adjusted EBITDA would have been recorded, comprised of approximately $5 million of pre-acquisition results reflected as if earned by JHCC at the time of acquisition and approximately $19 million of target mature store contribution levels reflected as if earned by JHCC from the time of acquisition. We further estimate that approximately $37 million of additional JHCC Adjusted EBITDA would have been recorded for the 12 months ended June 30, 2025, assuming completion of the acquisition and after giving effect to run-rate cost synergies comprised of: approximately $17 million of direct and indirect procurement savings; approximately $14 million of savings related to organizational efficiencies; and approximately $6 million of savings related to improved densification of the platform.

RECENT DEVELOPMENTS

We announced certain of our preliminary financial results for the three-month period ended September 30, 2025. These summary preliminary financial results are set forth below.

For the third quarter of 2025, we expect to report sales of between $787 million and $792 million, up approximately 5% year-over year and driven by same store sales growth in the range of 2% to 2.5%, as well as new locations that were not in operation for the full comparative period. Based on claims processing platform data for the third quarter, we estimate that the repairable claims across the collision repair industry were down in the range of 3% to 5%, an improvement over the prior quarter.

We expect to report an increase of 21% to 23% in Adjusted EBITDA compared to the third quarter of 2024 and 12.3% to 12.5% in Adjusted EBITDA Margin compared to 10.7% in the third quarter of 2024. Adjusted EBITDA is a non-GAAP financial measure and Adjusted EBITDA Margin is a non-GAAP ratio, meaning they are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” and “The Acquisition—Reconciliation of Certain Non-GAAP Financial Measures”.

During the third quarter, we added 24 location repair shops, including 17 through acquisition and seven start-ups.

We caution you that all figures and information indicated above with respect to the three-month period ended September 30, 2025 are preliminary, estimated and unaudited, have not been reviewed by our auditors, are based on currently available information and are subject to change as our financial results are finalized as a result of, among other things, the completion of our financial closing procedures, the preparation of our financial statements for such period and the completion of other operational procedures. We have provided ranges, rather than specific amounts, because these estimated results are preliminary and subject to change. Actual results may vary from the estimated preliminary results presented above. These preliminary results have been prepared by, and are the responsibility of, our management. The report of Deloitte LLP incorporated by reference in this prospectus supplement refers exclusively to our historical audited financial statements and does not extend to the unaudited financial information included above and should not be read to do so.

These estimates should not be viewed as a substitute for our full interim financial statements prepared in accordance with IFRS. We intend to issue a press release with respect to the finalized financial results for the three and nine-month periods ended September 30, 2025 by November 12, 2025. At such time, we will also file our unaudited consolidated financial statements, together with the notes thereto, and management’s discussion and analysis for the nine-month period ended September 30, 2025.

RISK FACTORS

An investment in our common shares is subject to a number of risks. Before deciding whether to invest in our common shares, investors should consider carefully the risk factors set forth below and in the documents incorporated by reference in this prospectus supplement and the accompanying shelf prospectus (including those discussed under the heading “Business Risks and Uncertainties” in our annual information form for the year ended December 31, 2024 and in our management’s discussion and analysis for the year ended December 31, 2024) and all of the other information in this prospectus supplement including, without limitation, the documents incorporated by reference herein.

The risks described herein are not the only risks that affect us. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. If any of such or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that case, the trading price of our common shares could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.

Risks Relating to the Offering

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The trading price of our common shares has in the past been, and may continue to be, subject to significant fluctuations. This may make it more difficult for holders of our common shares to resell their common shares when they want at prices that they find attractive. These fluctuations may be caused by events related or unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	revenues, margins, or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

•	changes in recommendations or financial estimates by industry or investment analysts;

•	changes in management or the composition of our board of directors;

•	inability to close acquisition transactions after they have been announced to the market;

•	outcomes of litigation or arbitration proceedings;

•	announcements of technological or competitive developments by us or our competitors;

•	introduction of new products or the gain or loss of significant insurance company referral relationships by us or our competitors;

•	rumours or dissemination of false and/or misleading information;

•	fluctuations in the share prices of other companies operating in business sectors comparable to those that we operate in;

•	changes in the industries in which we or our customers operate;

•	loss of or significant reduction in referrals from one or more of our significant insurer partners;

•	general market or economic conditions; and

•	other risk factors set out in this prospectus supplement.

If the market price of our common shares drops significantly, holders of our common shares could institute securities litigation, including class action lawsuits, against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

In addition, the market price for securities in the stock markets, including the TSX and the NYSE, have experienced significant price and trading fluctuations, interest rate changes, inflation, conflict in eastern Europe, recession concerns, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, that have in the past and that may in the future lead to market-wide liquidity problems, and other factors. These fluctuations resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. Accordingly, broad market fluctuations may adversely affect the market prices of our common shares.

There is no guarantee that investors in our common shares will achieve a return on their investments.

A holding of our common shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our common shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

There currently is no active market for our common shares in the U.S. and one may fail to develop, which may make it difficult for investors to sell their common shares.

Our common shares are currently listed only on the TSX. Prior to this offering, our common shares have not been listed on a stock exchange in the U.S. In connection with this offering, our common shares have been approved for listing on the NYSE. However, if an active trading market does not develop in the U.S., you may have difficulty selling any of the common shares that you buy over a U.S. exchange. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market might become. The offering price may not be indicative of prices that will prevail in the U.S. trading market or otherwise following this offering. Listing of our common shares on the NYSE in addition to the TSX may increase price volatility on the TSX and also result in volatility of the trading price on the NYSE because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

This offering is not conditional on the closing of the acquisition and, if the acquisition is not completed, management will have broad discretion in the application of the net proceeds of this offering.

We intend to use the net proceeds from this offering as set forth in this prospectus supplement under the heading “Use of Proceeds”. However, this offering is not conditional upon the completion of the acquisition. If the acquisition is not completed, management will have broad discretion concerning the use of the net proceeds of this offering as well as the timing of such expenditures. See “Risk Factors—Risks Relating to the Acquisition ”. In addition, there may be circumstances where, for sound business reasons, we may re-allocate the net proceeds of this offering other than as described under the heading “Use of Proceeds” in ways that a purchaser may not consider desirable, if management believes it would be in our best interest to do so. Until utilized, some or all of the net proceeds of this offering may be held in cash balances in our bank account or invested at our discretion. As a result, a purchaser will be relying on the judgment of management for the application of the net proceeds of this offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our business, financial condition and results of operations may suffer, which could adversely affect the price of our common shares in the market.

We will continue to seek growth organically and through acquisitions. This strategy may expose us to a number of risks.

We will continue to seek growth organically and through acquisition. This strategy may expose us to a number of risks, including but not limited to: assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated; valuation methodologies may not accurately capture the value of the acquired business; failure to realize anticipated benefits, such as cost savings and revenue enhancements; difficulties relating to combining previously separate entities, where applicable, into a single, integrated, and efficient business; the effects of diverting management’s attention from day-to-day operations to matters involving the integration of acquired companies; potentially substantial transaction costs associated with business combinations; potential impairment resulting from the overpayment for an acquisition; difficulties relating to assimilating the personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; and difficulties in applying and integrating our system of internal controls to an acquired business.

We seek to leverage our organizational structure, business processes and experience to successfully integrate acquired businesses. If we are unable to invest in and successfully acquire and integrate new businesses, implement new equipment, systems and processes, we may be unable to expand our business as planned. While we often obtain indemnification rights from the sellers of acquired businesses or purchases insurance to cover potential losses, such rights may be limited in nature, may be difficult to enforce, the losses may exceed any dedicated escrow funds or insurance coverage, and the indemnitors may not have the ability to financially support the indemnity.

In addition, there is no assurance that we will continue to locate suitable acquisition targets or that it will be able to consummate any such transaction on terms and conditions acceptable to us. Existing cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, may be insufficient to make acquisitions. Credit and equity market conditions may also make it more difficult and costly to finance acquisitions. Through acquisitions, we may also enter into business activities or geographies where we have limited or no experience. This would expose us to additional business risks that are different than those we have traditionally experienced with our existing business.

At any given time, we typically consider, or may be in the process of negotiating, a number of potential acquisitions, some of which may be material in size. In connection with such potential acquisitions, we regularly enter into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers, and conduct due diligence as applicable. We do not in every case proceed to the closing of a transaction. We typically do not publicly announce a prospective acquisition prior to the time we enter into a definitive agreement with respect thereto, and may not publicly announce non-material acquisitions until a closing occurs, or at all. Accordingly, at any given time, an acquisition announcement could be imminent. The announcement of any material acquisition by us (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of our common shares. Further, we cannot predict the reaction of the market, or of our stakeholders, customers or competitors, to the announcement of any such material acquisition or to rumours thereof.

General inflationary pressures may have a material adverse effect on us.

General inflationary pressures may affect labour and other operating costs, which could have a material adverse effect on our financial condition, results of operations, and the capital expenditures required to advance our business plans. While central banks in Canada, the U.S., and globally have taken actions to combat the current inflationary environment, there can be no assurance that any governmental action that has or will be taken to control inflationary or deflationary cycles will be effective, or whether any governmental action may contribute to economic uncertainty or a recession. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, cash flow, financial condition, and the price of our common shares.

A recession, slowdown and/or sustained downturn in the economy may have a material adverse effect on our business, results of operations, cash flow, financial condition and the price of our common shares.

A recession, slowdown and/or sustained downturn in the economy (or any particular segment thereof) may have a material adverse effect on our business, results of operations, cash flow, financial condition and the price of our common shares. A recession, slowdown and/or sustained downtown in the economy may also have the effect of heightening certain other risks described herein and in the documents incorporated by reference herein. There can be no assurance that any governmental action will be taken to curb or prevent a recession, slowdown and/or sustained downtown or that any governmental action taken will be effective. A recession, slowdown and/or sustained downtown may also lead to instability in credit and equity markets, affect our ability to finance our operations, or finance on favorable terms. The impact of any recession, slowdown and/or sustained downturn on the financial condition, cash flows, operations, credit risk, liquidity and availability of credit is uncertain and cannot be predicted. Management will continue to monitor and assess the risk and potential impact of any recession, slowdown and/or sustained downturn on our judgments, estimates, accounting policies and amounts recognized in the consolidated financial statements.

Our current and potential competitors may have advantages relative to us.

Our current and potential competitors may have greater brand recognition, more established insurance relationships and service networks, access to larger customer bases, and substantially greater financial, technical, sales, marketing and other resources than us. As a result, those competitors may have advantages relative to us. If we are unable to compete effectively, we may experience a loss of revenue share or reduced profitability.

Investors in our common shares may face dilution from future offerings by us.

The number of common shares that we are authorized to issue is unlimited. Subject to the rules of any applicable stock exchange on which our common shares are listed (including the TSX and the NYSE) and applicable securities laws, we may, in our sole discretion, issue additional common shares from time to time, and the interests of our shareholders may be diluted thereby. We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares or other securities that are convertible or exchangeable into common shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of our common shares. With any additional sale or issuance of common shares or other securities that are convertible or exchangeable into common shares, investors will suffer dilution to their voting power and economic interest in us. Furthermore, to the extent holders of our stock options or other convertible securities convert or exercise their securities and sell the common shares they receive, the trading price of our common shares may decrease due to the additional amount of common shares available in the market.

We may require but be unable to attain additional capital which may impair our ability to deliver on our business and growth strategies.

Our ability to generally carry on our business and pursue our growth strategy may require us to raise additional capital. Additional capital may be sought through public or private debt or equity financings by us or another Boyd entity and may result in dilution to or otherwise may have a negative effect on existing shareholders. Further, there can be no assurances that additional financing will be available to us when required or desired by us, on advantageous terms or at all, which may adversely affect our ability to carry on our business.

We rely on long-term borrowings and access to revolving credit facilities to fund our ongoing operations. Our ability to refinance or renew such debt is dependent upon financial market conditions. We have senior unsecured notes maturing in 2033, senior secured revolving credit facilities in an aggregate amount of $575.0 million with an accordion feature which can increase the facilities to a maximum of $875.0 million that are committed to 2030, and a senior secured term loan maturing in March 2027. We have obtained commitments for the bridge credit facility and majority lender consent for certain amendments to the credit agreement for our revolving credit facility. See “The Acquisition—Financing the Acquisition”. Renewed or additional financing may not be available when required, or may not be available on commercially favorable or otherwise satisfactory terms in the future. We may need to raise additional debt or equity capital to fund strategic acquisitions, expand our operations and distribution networks, invest in partnerships and research and development, enhance our services and products, or invest in or acquire additional capital assets or complementary products, services, businesses, or technologies. Our ability to arrange such financing to fund investments in future opportunities will depend in part upon prevailing capital market conditions as well as our business performance and investor perception of future business potential. Our access to financial markets could be adversely impacted by various factors including but not limited to: changes in credit markets that reduce available credit or the ability to renew existing facilities on acceptable terms or at all; a deterioration in our financial situation that would violate current covenants and/or prohibit us from obtaining capital from banks, financial institutions, or investors; an adverse perception in capital markets of our financial condition or prospects; a decline in credit ratings; extreme volatility in credit markets that increase margin or credit requirements; significant and rapid increases in market interest rates; volatility in equity markets where our common shares trade; general economic conditions; or volatility in our results that would substantially increase our cost of our capital. A lowering or withdrawal of the debt ratings assigned to us and our 2033 senior unsecured notes by rating agencies may increase future borrowing costs and reduce access to capital. Our 2033 senior unsecured notes currently have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any lowering of our credit rating may make it more difficult or more expensive to obtain additional debt financing.

Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to management or at all. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we might issue could have rights, preferences, and privileges superior to those attaching to our common shares.

We may issue additional senior unsecured notes as an alternative to drawing on our bridge credit facility in order to partially finance the acquisition. If we raise additional funds through the issuance or incurrence of additional debt, our degree of leverage could increase significantly and could have material adverse consequences, including: limiting our ability to further access financial markets as described above; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, including operations, innovation, and future business opportunities; exposing us to increased interest expense on borrowings at various rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to our competitors that have less debt; making us vulnerable in a downturn in general economic conditions; and rendering us unable to make capital expenditures that are important to our growth and strategies. As the amount of debt issued or incurred by us increases, there is an increased risk that cash flows generated by us will be insufficient to service our debt obligations.

Payment of dividends on our common shares is at the discretion of our board of directors and we may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. If we do not declare and pay dividends in the future, investors may not receive any return on an investment in our common shares unless they sell their common shares for a price greater than that which such investors paid for them.

If securities or industry analysts do not publish research or reports about our business, or if they publish price targets or estimates of the future price of our common shares that differ from market expectations, the price of our common shares could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us publish price targets or estimates of the future price of our common shares that differ from market expectations, or publish inaccurate or unfavorable research about our business, the price of our common shares could decline. In addition, if our results of operations fail to meet the expectations of research analysts and investors, the price of our common shares could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price and trading volume of our common shares to decline.

We will incur increased costs as a result of being a public company in the U.S., and our management will be required to devote substantial time to U.S. public company compliance efforts.

As a public company in the U.S., we will incur additional legal, accounting, NYSE-related, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.

If our efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the U.S., it is more expensive for us to obtain or retain director and officer liability insurance, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting, which will in the future, starting with respect to the year ended December 31, 2026, be required to be accompanied by an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our internal control over financial reporting, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, in the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents filed under the Exchange Act, in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings as well as certain NYSE shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Following the completion of this offering, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the U.S.

We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

We are governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”), that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of our common shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As we are organized under the federal laws of Canada and certain of our directors and officers reside in Canada or the provinces thereof, it may be difficult for U.S. shareholders to effect service on us to realize on judgments obtained in the U.S. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are governed by the CBCA with our principal place of business in Canada, certain of our directors and officers reside or are organized outside of the U.S. and a portion of our assets or the assets of these persons may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon us or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the

Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the U.S., or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the U.S. based solely on violations of Canadian securities laws.

We may be negatively impacted by changes in taxation rates or laws.

Changes in taxation rates or law, or misinterpretation of the law or any failure to manage tax risks adequately could result in increased charges, financial loss, including penalties and reputational damage, and which could have a material adverse effect on our prospects, business, financial condition and results of operations.

Our overall effective income tax rate may be adversely affected by the following: changes to current domestic laws in the countries in which we operate, namely Canada and the U.S.; changes to or terminations of the income tax treaties we currently rely on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit sharing (BEPS); changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of our overall profits being earned in higher tax rate jurisdictions due to changes in the locations of our operations; or other factors.

We may have exposure to greater than anticipated tax liabilities or expenses. We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in note 18 to our most recent annual financial statements, we have unrecognized deferred income tax assets which are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered. If we achieve a consistent level of profitability, the likelihood of recording a deferred income tax asset on our consolidated balance sheets for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. Any change to the recognition of the deferred income tax asset would also result in an income tax recovery or income tax expense, as applicable, on our consolidated statements of operations in the period in which the recognition of assets is changed. In addition, if we have recorded a deferred income tax asset on the consolidated balance sheets, it will record income tax expense in any period in which it uses that deferred income tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Risks Relating to the Acquisition

There can be no assurance that the acquisition will be completed, and if the acquisition is not completed, dilution on a per common share basis may occur and we could be subject to a number of risks that may adversely affect our business.

The closing of this offering is not conditional on the closing of the acquisition. The acquisition is expected to close in the fourth quarter of 2025 and is subject to customary closing conditions, including the receipt of regulatory approvals. While we believe that the conditions to closing of the acquisition are likely to be satisfied, there can be no assurance that we will obtain the required approvals or that the acquisition will be completed. Our common shares sold under this prospectus will remain outstanding whether or not the acquisition is completed. If the acquisition is not completed, we intend to use the net proceeds of this offering to reduce our outstanding indebtedness and finance future growth opportunities including acquisitions, or for other general corporate purposes, which may include funding the purchase of our common shares pursuant to any normal course issuer bid in effect at such time, pursuant to a substantial issuer bid or as otherwise permitted by applicable laws. However, our management will have broad discretion over the use of proceeds from this offering, and there can be no assurance that we would make such purchases of common shares if the acquisition is not completed, and any such purchases would be subject to limitations under applicable laws and regulatory requirements, including any maximum number of common shares that may be purchased pursuant to our normal course issuer bid or pursuant to such applicable laws and regulatory requirements.

While the net proceeds from the sale of our common shares under this prospectus are expected to be applied towards the uses specified in “Use of Proceeds”, to the extent that any of those net proceeds remain uninvested or invested in low-yielding investments pending their use, this offering may result in dilution, on a per common share basis, to our net earnings, Adjusted EBITDA, Adjusted Net Earnings Per Share and other measures used by us.

If the acquisition is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our common shares, including:

•	the time and resources committed by our management to matters relating to the acquisition could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of our common shares could decline to the extent that the current market price reflects a market assumption that the acquisition will be completed;

•	we would not realize the benefits we expect to realize from consummating the acquisition; and

•	we will be required to pay costs relating to the acquisition, such as legal, accounting, and financial advisory fees, whether or not the acquisition is completed.

We may also be subject to litigation related to any failure to complete the acquisition or related to any proceeding to specifically enforce our performance obligations under the purchase agreement.

If the acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our common shares, which may cause the value of your investment to decline.

We may not realize the full amount of cost savings, synergies and benefits anticipated from the acquisition.

Although we estimate annual cost synergies of approximately US$35.0 million to US$45.0 million in connection with the acquisition, inclusion of the estimated annual synergies in this prospectus supplement should not be viewed as a representation that we will in fact achieve these synergies. We continue to evaluate our estimates of the synergies to be realized from the acquisition, and to refine them and, as such, the actual synergies could differ, perhaps materially, from our current estimates. Expenses required to realize the synergies and the sources of the synergies are difficult to estimate accurately and could differ materially from these estimates and we cannot assure investors that we will achieve the full amount of anticipated synergies or at all. Accordingly, any benefits that we realize from the acquisition may be offset, in whole or in part, by unexpected costs incurred or delays in integrating the businesses, which could cause our financial and operating assumptions with respect to the acquisition to be inaccurate. In light of these significant uncertainties, investors should not place undue reliance on our estimates of annual synergies.

Although we expect to benefit from certain tax benefits relating to the acquisition of approximately US$150.0 million, our ability to realize these tax benefits is based on a number of assumptions, including that we earn sufficient taxable income over the period in which deductions from the acquisition are available, that tax rates remain the same, and that there are no adverse changes in applicable laws or regulations. If any of our assumptions prove incorrect, we may not realize the tax benefits we expect to be available.

We may not realize any or all of the anticipated benefits from the acquisition, which could adversely affect our business.

We believe that the acquisition will be beneficial to us and our shareholders, including as described in “The Acquisition”. However, there is a risk that some or all of the benefits anticipated from the acquisition may fail to materialize, not occur within the time periods anticipated or may differ materially from our estimates. The ability to realize the anticipated benefits of the acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as our ability to realize growth opportunities and potential operational gains from integrating JHCC’s business with our existing business following the acquisition. Even if we are able to integrate these businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities we currently expect within the anticipated time frame or at all. Further, we may be unable to retain existing JHCC customers or employees following the acquisition. In addition, any benefits that we realize may be offset, in whole or in part, by reductions in sales, or through increases in other expenses, including costs to achieve our estimated synergies and growth.

Moreover, a variety of factors, including those risk factors set forth in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement, a number of which are beyond our control, may adversely affect our ability to achieve the anticipated benefits of the acquisition.

Our ability to borrow under our credit facilities is subject to certain customary conditions which may impact our ability to fund the acquisition.

Our ability to borrow under our credit facilities is subject to certain customary conditions that we must satisfy. The completion of the acquisition is not subject to any financing conditions. If we are unable to satisfy one or more of those conditions and such conditions are not waived, we will not be able to borrow amounts under our credit facilities to fund the acquisition. If we cannot borrow under our credit facilities, we may not have the cash necessary to fund the purchase price and close the acquisition and the sellers will, in certain circumstances, have the right to terminate the purchase agreement. In addition, while it is possible that alternative sources of financing may be available, alternative sources, if available, may be on terms that are less favorable than the terms of our credit facilities. See “The Acquisition—Financing the Acquisition”.

There may be unexpected liabilities related to the acquisition that may have a material adverse effect on our business, financial condition or future prospects.

We have conducted due diligence in connection with the acquisition. However, there may be liabilities of JHCC that we failed to discover or were unable to quantify accurately or at all in the due diligence which we conducted in connection with the acquisition and we may not be indemnified for any or all of these liabilities.

In connection with the acquisition, we intend to obtain a representation and warranty insurance policy with aggregate coverage limits of up to $130,000,000. Our representation and warranty insurance policy will be subject to certain exclusions and limitations. In addition, there may be circumstances for which the insurer may elect to limit such coverage or refuse to indemnify us or situations for which the coverage provided under the representation and warranty insurance policy may not be sufficient or applicable.

The discovery, existence, or quantification of any such liabilities and our inability to recover or claim from the sellers, JHCC or the provider of the representation and warranty insurance policy could have a material adverse effect on our business, financial condition or future prospects.

We cannot assure the accuracy or completeness of information with respect to JHCC and its business.

All information related to JHCC in this prospectus supplement is based on information provided by JHCC and the sellers. Although we have conducted what we believe to be a prudent and thorough level of investigation with respect to JHCC and its business in connection with the acquisition, a certain degree of risk remains regarding the accuracy and completeness of such information. While we have no reason to believe the information obtained from JHCC and the sellers is misleading, untrue or incomplete, we cannot assure the accuracy or completeness of such information, nor can we compel JHCC or the sellers to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to us. Prospective investors are cautioned that JHCC (i) has not reviewed this disclosure contained in this prospectus relating to itself or its business, nor represented that such disclosure represents full, true and plain disclosure of all material facts relating to itself and/or its business and does not contain a misrepresentation relating to itself and/or its business, and (ii) has no liability to investors participating in this offering in the event that the disclosure contained in this prospectus relating to itself and/or its business contains a misrepresentation.

Pro forma financial information may not be indicative of our financial condition or results following the acquisition.

The unaudited pro forma consolidated financial information contained in this prospectus supplement is presented for illustrative purposes only as of the date and for the periods referred to therein and may not be indicative of our financial condition, results of operations or cash flows following the completion of the acquisition and the final results may differ materially. The unaudited pro forma combined consolidated financial information has been derived from the respective historical financial statements of us and JHCC, and certain adjustments and assumptions have been made to give effect to the acquisition and the financing of the acquisition, as more particularly described in the notes to such pro forma financial statements. The information upon which such adjustments and assumptions have been made is preliminary and adjustments and assumptions of this nature are difficult to make with complete accuracy. Moreover, the unaudited pro forma combined consolidated financial information does not include, among other things, estimated synergies or adjustments related to restructuring or integration activities in connection with the acquisition, or future acquisitions or disposals not yet known or probable. Actual amounts recorded upon the finalization of the purchase price allocation pursuant to the purchase agreement may differ from the amounts reflected in our pro forma financial statements. Additionally, the unaudited pro forma consolidated financial information may not reflect all of the costs that are expected to be incurred by JHCC and us in connection with the acquisition. Actual amounts recorded upon consummation of the acquisition will differ from such pro forma consolidated financial information. Since the pro forma consolidated financial information have been developed to retroactively show the effect of a transaction that occurred at a later date, there are limitations inherent in the very nature of pro forma data. Accordingly, the unaudited pro forma consolidated financial information contained in this prospectus supplement is presented for informational purposes only and our assets, results of operations and financial condition following the acquisition may differ significantly from those indicated in the unaudited pro forma financial information.

Forward-looking statements are based on assumptions.

Forward-looking statements are based on a number of assumptions, many of which are outside of our control, and, if some or all of the underlying assumptions prove to be inaccurate, our actual financial and operational results may be different from the forward-looking statements and such differences may be material. This prospectus supplement includes forward-looking statements relating to, among other matters, the anticipated benefits of the acquisition, synergies and our anticipated growth, which are based on a number of assumptions and estimates that are discussed in this prospectus supplement and that may not prove to be correct. Such assumptions are further subject, to a significant degree, on future business decisions, some of which may change, and that could further cause our actual results to differ materially from those set out in forward-looking statements. Accordingly, the forward-looking statements contained in this prospectus supplement are only an estimate of what management believes to be realizable as of the date of this prospectus supplement. Forward-looking statements should be read together with the historical financial and operational information included or incorporated by reference in this prospectus. Although we consider the assumptions and estimates underlying forward-looking statements to be reasonable as of the date of this prospectus supplement, those assumptions and estimates are inherently uncertain and subject to significant business, economic, financial and competitive risks and uncertainties, many of which are beyond our control and if our assumptions prove to be inaccurate, our actual results may differ materially from those set out in forward-looking statements.

The acquisition is conditional upon the receipt of all required regulatory approvals.

The acquisition is conditional upon, among other things, the receipt of all required regulatory approvals. There is no certainty, nor can we provide any assurance, that the required regulatory approvals can be obtained on conditions acceptable to us, or, if so obtained, when they will be obtained. A substantial delay in obtaining the required regulatory approvals or the conditioning of the required regulatory approvals on unfavorable terms or conditions could have a material adverse effect on our ability to complete the acquisition and, if completed, on our or JHCC’s business, financial condition, results of operations or cash flows. In addition, in the event that regulatory agencies impose such unfavorable terms and/or conditions for required regulatory approvals, we may still be required to complete the transaction on the terms set forth in the purchase agreement.

We may be exposed to increased litigation following the acquisition, which could have an adverse effect on our business and operations.

We may be exposed to increased litigation from shareholders, customers, suppliers and other third parties following the acquisition. Such litigation may have an adverse impact on our business and results of operations or may cause disruptions to our operations. Even if any such claims are without merit, defending against these claims can result in substantial costs and divert the time and resources of management.

The acquisition may trigger change of control provisions which could result in unanticipated expenses in connection with the acquisition.

JHCC is a party to agreements that contain change of control or other similar provisions which may be triggered by the acquisition. The operation of these provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the acquisition or could adversely affect the results of operations and financial condition of JHCC. Unless consents are obtained or other appropriate arrangements are agreed to or these provisions are waived by the other party, the operation of any of these provisions could adversely affect JHCC, which could adversely affect our business, operating results and financial condition.

There can be no assurance that we will be successful in integrating JHCC’s operations or that the expected benefits of the acquisition will be realized.

Although we expect to realize certain benefits as a result of the acquisition, there is a possibility that, following the acquisition, we will be unable to successfully integrate JHCC into our operations in order to realize the anticipated benefits of the acquisition or may be unable to do so within the anticipated timeframe.

We expect to implement certain operational improvements and cost-savings initiatives following the completion of the acquisition. Any cost-savings that we realize from such efforts may differ materially from our estimates. In addition, any cost-savings that we realize may be offset, in whole or in part, by reductions in sales or through increases in other expenses. Our operational improvements and cost-savings plans are subject to numerous risks and uncertainties that may change at any time.

To effectively integrate JHCC into our current operations, we must establish appropriate operational, administrative, finance, management systems and controls and marketing functions relating to JHCC. These efforts, together with the ongoing integration following the acquisition, will require substantial attention from our management. This diversion of management attention, as well as any other difficulties which we may encounter in completing the acquisition and integration process, could have an adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that we will be successful in integrating JHCC’s operations or that the expected benefits of the acquisition will be realized.

We expect to incur significant costs in connection with the acquisition and integrating the operations of JHCC into our business and may incur unexpected costs or liabilities.

We expect to incur significant costs associated with completing the acquisition and integrating the operations of JHCC into our business. The substantial majority of such costs are expected to be non-recurring expenses resulting from the acquisition and will consist of transaction costs related to the acquisition, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of our and JHCC’s respective businesses and such costs, if incurred, may have a negative effect on our business, operations and financial performance and cash flows.

We may be unable to retain customers or employees of JHCC following the acquisition.

We may be unable to retain customers or employees of JHCC following the acquisition. The continuing and collaborative efforts of the senior management and employees of JHCC are important to its success and its business would be harmed if it were to lose their services. The existence of undisclosed liabilities and our inability to retain the customers or employees of JHCC could have an adverse impact on our business, financial condition and results of operations.

We will not control JHCC until completion of the acquisition and the business and results of operations of JHCC may be adversely affected by events that are outside of our control during the intervening period.

Although the purchase agreement contains covenants on the part of JHCC regarding the operation of its business prior to closing the acquisition, we will not control JHCC until completion of the acquisition and the business and results of operations of JHCC may be adversely affected by events that are outside of our control during the intervening period. Historic and current performance of the business and operations of JHCC may not be indicative of success in future periods. As a result, the operations and financial performance of JHCC may be negatively affected which may adversely affect our future business, financial condition and results of operations.

We will incur additional debt to finance the acquisition.

In financing the acquisition, we will incur additional debt, including by way of borrowings under our revolving credit facilities and, potentially, through the issuance of new senior unsecured notes. See “The Acquisition—Financing the Acquisition” and “Consolidated Capitalization”. Such borrowings or debt securities, if incurred or issued, will increase our consolidated indebtedness. Such additional indebtedness will increase our interest expense and debt service obligations and may have a negative effect on our results of operations and/or credit ratings. Such increased indebtedness may also make our results more sensitive to increases in interest rates. Our degree of leverage could have other important consequences for purchasers, including: (i) having a negative effect on our ratings; (ii) limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (iii) limiting our ability to declare dividends on our common shares; (iv) being vulnerable in a downturn in general economic conditions; and (v) being unable to make capital expenditures that are important to its growth and strategies.

The historical financial information relating to JHCC has been derived on a historical basis.

The historical financial information relating to JHCC included in this prospectus supplement, including JHCC’s information used to prepare our pro forma financial statements, has been derived from the historical accounting records of JHCC. This historical financial information may not reflect what JHCC’s financial position, results of operations or cash flows would have been had we owned all of the equity interests in JHCC during the periods presented or what our financial position, results of operations or cash flows will be in the future. The historical financial information does not contain any adjustments to reflect changes that may occur in our cost structure, financing and operations as a result of the acquisition.

In preparing our pro forma financial statements, we have given effect to, among other items, this offering, the completion of the acquisition and the completion of certain transactions for the purpose of financing the purchase price of the acquisition. The assumptions and estimates underlying our pro forma financial statements may be materially different from our actual experience going forward. See “Cautionary Note Regarding Forward-Looking Statements”.

No assurance of future performance

Historic and current performance of our business and the business of JHCC may not be indicative of continued consistent performance or success in future periods. The future performance of our business after the acquisition may be adversely affected by economic downturns and other factors beyond our control. As a result of these factors, our operations and financial performance, including JHCC, may be negatively affected, which may adversely affect our financial results.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated capitalization since June 30, 2025, to the date hereof, other than an increase in long-term debt of US$4.9 million in connection with our issuance on September 4, 2025 of C$275.0 million (US$198.7 million) aggregate principal amount of senior unsecured notes due 2033 and a reduction of amounts drawn under our revolving credit facilities by US$193.8 million using the net proceeds of such issuance.

The following table sets forth our consolidated capitalization as at June 30, 2025: (A) on an actual basis, (B) as adjusted to give effect to this offering (without giving effect to the exercise of the underwriters’ option to purchase additional common shares) and (C) as adjusted to give effect to, among other things: (i) this offering (without giving effect to the exercise of the underwriters’ option to purchase additional common shares), (ii) the acquisition, (iii) drawings of US$210.0 million on our amended revolving credit facility, (iv) drawings of US$375.0 million on our bridge credit facility, (v) the issuance on September 4, 2025 of C$275.0 million (US$198.7 million) aggregate principal amount of senior unsecured notes due 2033, and (vi) a reduction of amounts drawn under our revolving credit facilities by US$193.8 million using the net proceeds of the issuance of our senior unsecured notes due 2033. The table should be read in conjunction with our most recent annual financial statements and notes thereto and our interim financial statements for the six months ended June 30,

2025 and 2024 and notes thereto incorporated by reference in this prospectus supplement and the pro forma financial statements included elsewhere in this prospectus supplement.

Description (in thousands of U.S. dollars)	As at June 30, 2025, before giving effect to this offering	As at June 30, 2025, after giving effect to this offering(2)(3)	As at June 30, 2025 after giving effect to the transactions referred to above(1)(2)(3)
Indebtedness
Revolving credit & swing line facilities (net of financing costs)(5)	$387,931	$387,931	$404,131
Term loan A (net of financing costs)	$124,904	$124,904	$124,904
Existing 2033 senior unsecured notes	—	—	$198,700
Bridge credit facility	—	—	$375,000	(4)
Total senior indebtedness	$512,835	$512,835	$1,102,735
Seller notes	$7,677	$7,677	$7,677
Lease liabilities	$735,645	$735,645	$977,770
Total indebtedness	$1,256,157	$1,256,157	$2,088,182

Equity
Accumulated other comprehensive earnings	$53,244	$53,244	$53,244
Retained earnings	$178,665	$178,665	$178,665
Shareholders’ capital	$599,885	$1,346,847	$1,346,847
Contributed surplus	$7,505	$7,505	$7,505
Total equity	$839,299	$1,586,261	$1,586,261
Total capitalization	$2,095,456	$2,842,418	$3,674,443

Notes:

(1)	See “The Acquisition” and “The Acquisition—Financing the Acquisition” for more information.
(2)	Assumes net proceeds of the offering of US$746,961,535 (gross proceeds of US$780,012,000, net of the underwriters’ fee of US$30,225,465 and expenses of the offering of approximately US$2,825,000).
(3)	Assumes 5,532,000 common shares are issued in connection with this offering (assuming no exercise of the underwriters’ option to purchase additional common shares).
(4)	Drawings under our bridge credit facility are estimated and subject to change. See “Cautionary Note Regarding Forward-Looking Statements”.
(5)

We also expect to amend the credit agreement for our revolving credit facility to, among other things, increase its size from US$575.0 million to US$775.0 million pursuant to the accordion feature of our existing revolving credit facility. See “The Acquisition—Financing the Acquisition”.

5,532,000 common shares (6,361,800 common shares if the underwriters’ option to purchase additional common shares is exercised in full) will be issued from our treasury in this offering. See “Plan of Distribution”.

USE OF PROCEEDS

The aggregate net proceeds to be received by us from the sale of our common shares in this offering are approximately US$747.0 million after deducting the underwriters’ fee and other expenses relating to this offering payable by us, which are estimated to be US$2.8 million. If the underwriters’ option to purchase additional common shares is exercised in full, the estimated net proceeds of this offering, after deducting the underwriters’ fee payable to the underwriters and the estimated expenses of this offering, are expected to be approximately US$859.4 million.

We expect that the proceeds of this offering will be used, together with proceeds from the financings described under the heading “The Acquisition—Financing the Acquisition”, to finance the purchase price for the acquisition, together with related financing fees and transaction expenses.

The consummation of the acquisition is not contingent upon the consummation of this offering, and this offering is not contingent upon the consummation of the acquisition. There is no guarantee the acquisition will be completed on a timely basis or at all and completion of the acquisition remains subject to customary closing conditions. If the acquisition is not completed, we intend to use the net proceeds from this offering to reduce our outstanding indebtedness and finance future growth opportunities including acquisitions, or for other general corporate purposes. Management will have discretion with respect to the actual use of the net proceeds of this offering. See “Risk Factors”.

DESCRIPTION OF COMMON SHARES BEING DISTRIBUTED

The common shares being offered in this offering, including any common shares issued pursuant to the exercise of the underwriters’ option to purchase additional common shares, shall be identical in all their terms to all of our other common shares. The following description is a summary of the material attributes and characteristics of our common shares, and may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles, which are available electronically on SEDAR+ at www.sedarplus.com.

Our authorized share capital consists of an unlimited number of common shares, without par value. As at October 27, 2025, 21,468,021 of our common shares are issued and outstanding. Holders of our common shares are entitled to receive notice of and attend all meetings of shareholders, with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Holders of our common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of our common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of our common shares are entitled to dividends if, as and when declared by our board of directors, to be shared rateably among our common shares then issued and outstanding. Holders of our common shares are entitled upon our liquidation, dissolution or winding-up to receive rateably among themselves our remaining assets and property available for distribution. Our common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PLAN OF DISTRIBUTION

Pursuant to the underwriting agreement, we have agreed to issue and sell and the underwriters named below have agreed to purchase, severally and not jointly (within the meaning of such terms under the laws of the State of New York), on the closing date of this offering, the number of common shares set out opposite their respective names below, representing an aggregate of 5,532,000 common shares, at a price of US$141.00 per common share, for aggregate gross consideration of US$780,012,000, payable in cash against delivery of the common shares.

The offering price for our common shares was determined by negotiation between us and the underwriters, with reference to the then-current market price for our common shares.

Underwriter	Number of Common Shares
RBC Dominion Securities Inc.	1,142,413
CIBC World Markets Inc.	856,465
National Bank Financial Inc.	856,465
TD Securities Inc.	856,465
ATB Securities Inc.	428,288
Merrill Lynch Canada Inc.	428,288
Scotia Capital Inc.	428,288
BMO Nesbitt Burns Inc.	160,593
Desjardins Securities Inc.	160,593
Raymond James Ltd.	160,593
Stephens Inc.	53,549

Total	5,532,000

Our common shares are being offered in the U.S. by the U.S. underwriters and in Canada by the Canadian underwriters pursuant to the underwriting agreement. This offering is being made concurrently in Canada under the terms of the shelf prospectus and this prospectus supplement and in the U.S. under the terms of the registration statement, of which the shelf prospectus and this prospectus supplement form a part, through the underwriters and/or affiliates thereof registered to offer our common shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, their affiliates, or such other registered dealers as may be designated by the underwriters, may offer our common shares outside of Canada and the U.S. Notwithstanding the foregoing, Stephens Inc. is not registered to sell securities in any Canadian jurisdictions, and accordingly, will sell the common shares only outside of Canada.

In consideration for the services provided by the underwriters in connection with this offering, and pursuant to the terms of the underwriting agreement, we have agreed to pay the underwriters the underwriters’ fee equal to 3.875% of the gross proceeds from this offering (including any gross proceeds raised on exercise of the underwriters’ option to purchase additional common shares). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000. We will be responsible for all expenses related to this offering, whether or not it is completed. We have agreed to grant to the underwriters an option, exercisable in whole or in part, on or prior to the date that is 30 days following the date of the underwriting agreement, to purchase up to an additional number of common shares that is equal to 15% of the number of common shares sold in the base offering under this prospectus supplement, at a price equal to the offering price. The option to purchase additional common shares is exercisable by the underwriters giving notice to us prior to the deadline for exercising the option, which notice will specify the number of additional common shares to be purchased. This prospectus qualifies the grant of the underwriters’ option to purchase additional common shares and the distribution of the additional common shares issuable on the exercise thereof. A purchaser who acquires additional common shares forming part of the underwriters’ over-allocation position acquires those additional common shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the underwriters’ option to purchase additional common shares or secondary market purchases.

The obligations of the underwriters under the underwriting agreement are several and not joint (within the meaning of such terms under the laws of the State of New York) and are subject to certain closing conditions. Each underwriter is entitled, at its option, to terminate and cancel, without any liability on its part, its obligations under the underwriting agreement, by giving written notice to that effect if, prior to the closing, any of the following occurs: (a) any order to cease or suspend trading in any of the common shares is made, or any proceeding is announced, threatened or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn; (b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any province, or of the U.S. or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over us or any of our and our subsidiaries’ material assets or the affairs (on a consolidated bases), or there is any change of law, or the interpretation, pronouncement or administration thereof ,which in the reasonable opinion of such underwriter, may prevent or operates to prevent or restrict materially the distribution of, or trading in the common shares, or might reasonably be expected to have a significant adverse effect on the market price or value of the common shares; (c) there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, acts of hostilities, acts of war, terrorism or any escalation thereof or other calamity or crisis) or any change or development involving a prospective change in national or international political, financial or economic conditions or any governmental action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such underwriter, significantly adversely affects or might reasonably be expected to significantly adversely affect the Canadian or U.S. financial markets generally or our and our subsidiaries’ business, operations, capital or affairs (on a consolidated basis), or the market price or value of the common shares; (d) there shall occur any material change (actual, imminent or reasonably expected), or change in material fact which in the reasonable opinion of the underwriters (or any of them), might reasonably be expected to have a significant adverse effect on our and our subsidiaries’ business, operations, capital or affairs (on a consolidated basis), or the market price or value of the common shares, or the underwriters shall become aware of any material fact with respect to us which had not been publicly disclosed or disclosed in writing to the underwriters at or prior to the date hereof and which in the reasonable opinion of the underwriters (or any of them) might reasonably be expected to have a significant adverse effect on our and our subsidiaries’ business, operations, capital or affairs (on a consolidated basis), or the market price or value of the common shares; or (e) we shall be in material breach of, or have failed to comply in any material respect with, any terms or conditions of the underwriting agreement. The underwriters are, however, subject to certain closing conditions, severally and not jointly, obligated to take up and pay for all of the common shares that they have agreed to purchase if any common shares are purchased under the underwriting agreement.

Subject to the terms of the underwriting agreement, we have also agreed to indemnify the underwriters and their respective affiliates against certain liabilities, including civil liabilities under Canadian and U.S. securities legislation, or to contribute to any payments the underwriters may be required to make in respect thereof. The underwriters, as principals, conditionally offer the common shares qualified under this prospectus, subject to prior sale, if, as and when delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pursuant to the underwriting agreement, we have agreed that until the date that is 90 days following the date of the underwriting agreement, we will not, directly or indirectly, and will not publicly disclose any intention to, without the prior written consent of at least three of the joint bookrunners, on behalf of the underwriters, such consent not to be unreasonably withheld, conditioned or delayed, subject to certain exceptions: (i) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any common shares, rights to purchase such common shares or any securities convertible into or exercisable or exchangeable for such common shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities or interests, in cash or otherwise, or agree to do any of the foregoing or announce any intention to do any of the foregoing. The foregoing restriction shall not apply to (a) common shares to be sold under the underwriting agreement, (b) for purposes of director, officer, employee or consultant incentive plans existing at the date hereof, or (c) to satisfy existing instruments issued as of the date hereof.

In addition, our directors and officers have executed “lock-up” letters pursuant to which, until the date that is 90 days following the date of the underwriting agreement, they have agreed that they will not, and will not publicly disclose the intention to, without the consent of at least three of the joint bookrunners, on behalf of the underwriters, such consent not to be unreasonably withheld, conditioned or delayed, subject to certain exceptions: (i) sell, offer, contract to sell, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), as applicable, common shares or securities convertible or exchangeable into common shares (whether or not cash settled), in a public offering or by way of private placement or otherwise; (ii) secure or pledge any common shares or any securities convertible or exchangeable into common shares; or (iii) agree to or publicly announce any intention to do any of the foregoing things. The exceptions include: (a) bona fide gifts to the immediate family of the lock-up party or by will or intestacy, provided the recipient thereof agrees in writing for the benefit of the underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (b) dispositions to any trust for the direct or indirect benefit of the lock-up party and/or the immediate family of the lock-up party, provided that such trust agrees in writing for the benefit of the underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (c) dispositions to any wholly-owned subsidiary of the lock-up party or to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owners of all of the outstanding equity securities or similar interests, provided that such subsidiary or entity agrees in writing for the benefit of the underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (d) if the lock-up party is a corporation, partnership, limited liability company or other entity, dispositions to any affiliate, limited partner, member or security holder of the lock-up party or to any investment fund or other entity controlled or managed by the lock-up party, the manager or general partner of the lock-up party, or an affiliate, limited partner, member or security holder of the manager or general partner of the lock-up party, provided that such transferee agrees in writing for the benefit of the underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (e) pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (f) exercises, vesting or settlement of awards pursuant to any of our employee or executive incentive compensation arrangements existing as at the date hereof and sales to cover the payment of the exercise prices or the payment of taxes associated with such exercises, vesting or settlement of such awards (provided however that, other than such sales, the securities issuable thereunder shall be subject to the restrictions set out in the lock-up agreement); or (g) transfers pursuant to a bona fide third party take-over bid made to all of our shareholders, a plan of arrangement or amalgamation involving a change of control of our company, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any common shares, as applicable, held by the lock-up party shall remain subject to the restrictions contained in the lock-up agreement.

The outstanding common shares are listed and posted for trading on the TSX under the symbol “BYD”. On October 28, 2025, the last trading day prior to the date on which this offering was announced, the closing price of the common shares on the TSX was C$214.11 or US$153.38 per common share (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada on October 28, 2025, of US$1.000 = C$1.3959). The TSX has conditionally approved the listing of the common shares distributed under this prospectus supplement and an additional 829,800 common shares to be issued by us if the underwriters’ option to purchase additional common shares is exercised in full. Our outstanding common shares, the common shares distributed under this prospectus supplement and the additional common shares to be issued by us if the underwriters’ option to purchase additional common shares is exercised in full have also been approved for listing on the NYSE under the symbol “BGSI”. Listing is subject to fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

The underwriters may offer our common shares at a price lower than that stated above. The underwriters propose to offer the common shares initially at the offering price. After a reasonable effort has been made to sell all of the common shares at the offering price, the underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the common shares remaining unsold. Any such reduction will not affect the proceeds received by us. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common shares is less than the gross proceeds to be paid by the underwriters to us.

Pursuant to policy statements of certain securities regulators, the underwriters may not, throughout the period of distribution, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions including a bid or purchase permitted under the rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization, such as: (a) a bid or purchase in connection with market stabilization or market balancing activities made in accordance with such rules, (b) a bid or purchase on behalf of a client where the order was not solicited, or if the order was solicited, the solicitation occurred prior to the commencement of the applicable restricted period, or (c) a bid or purchase to cover a short position entered into prior to the commencement of the applicable restricted period. In connection with this distribution, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the TSX, the NYSE or otherwise. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the common shares while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the underwriters’ option to purchase additional common shares, or may be “naked short sales”, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising the option to purchase additional common shares, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of the common shares available for purchase in the open market compared with the price at which they may purchase common shares through the option to purchase additional common shares. If, following the closing of this offering, the market price of the common shares decreases, the short position created by the over-allocation position in the common shares may be filled through purchases in the open market, creating upward pressure on the price of the common shares. If, following the closing of this offering, the market price of common shares increases, the over-allocation position in the common shares may be filled through the exercise of the option to purchase additional common shares.

The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. Any naked short position would form part of the underwriters’ over-allocation position. A purchaser who acquires common shares forming part of the underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such common shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option to purchase additional common shares or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the underwriters reserve the right to close the subscription books at any time without notice. It is expected that we will arrange for the instant deposit of the common shares by the underwriters under the book-based system of registration, to be registered to DTC and deposited with DTC on the closing date, or as otherwise may be agreed to with the underwriters. In the case of certain Canadian purchasers, we may alternatively arrange for the electronic deposit of the common shares distributed under this offering under the book-based system of registration, to be registered in the name of CDS or its nominee and deposited with CDS on the closing date. No certificates evidencing the common shares will be issued to purchasers of the common shares. Purchasers of the common shares will receive only a customer confirmation from the underwriter or other registered dealer from or through whom a beneficial interest in the common shares is purchased.

It is expected that delivery of the common shares will be made against payment therefor on or about November 4, 2025, which is the third business day following the anticipated pricing date of the offering (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the common shares on any date prior to one business day before delivery will be required, by virtue of the fact that the common shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the common shares who wish to trade the common shares prior to their date of delivery hereunder should consult their own advisors.

Sales Outside the U.S. and Canada

No action has been taken in any jurisdiction (except in the U.S. and Canada) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or our common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with our common shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell the common shares offered hereby in certain jurisdictions outside the U.S. and Canada, either directly or through affiliates, where it is permitted to do so.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus supplement is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000

(Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The common shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our common shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our common shares. Our common shares may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our company or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

Taiwan

The common shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate this offering and sale of the common shares in Taiwan.

United Arab Emirates

The common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

RELATIONSHIP BETWEEN BOYD AND CERTAIN OF THE UNDERWRITERS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

An affiliate of RBC Dominion Securities Inc. acted as our financial advisor and an affiliate of Merrill Lynch Canada Inc. acted as financial advisor to JHCC in connection with the acquisition and each will receive a customary fee on its completion. Each of TD Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., National Bank Financial Inc. and CIBC World Markets Inc. is a subsidiary or an affiliate of a lender under our revolving credit facility. TD Securities Inc. is also a subsidiary or an affiliate of a lender under our Term loan A facility. We have obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. under a bridge credit facility. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have also consented to certain amendments to our existing credit agreement, conditional on the acquisition being completed, which consents represent the consent of the majority lenders under our existing credit agreement. In addition, the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. have committed to provide certain incremental revolving commitments, conditional on the acquisition being completed. See “The Acquisition”, “The Acquisition—Financing the Acquisition” and “Use of Proceeds”. Furthermore, the underwriters and their respective affiliates have provided, from time to time, and may provide in the future, commercial banking, investment and financial advisory services to us and our affiliates in the ordinary course of business for which they have received and may continue to receive customary fees and commissions. As a result, we may be considered a “connected issuer” of these underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts for the purposes of applicable Canadian securities legislation.

As of October 29, 2025, approximately US$185.5 million and C$ nil has been drawn under our revolving credit facility. Indebtedness under the credit facility is secured by certain of our assets, including a pledge of shares of certain of our subsidiaries. We are in compliance in all material respects with the terms and conditions of our credit facility and no breach thereunder has been waived under our credit agreement since execution. Except as disclosed in this prospectus supplement or the documents incorporated by reference herein, there has been no material change in our financial position since the execution of the credit facility. The decision to offer the common shares hereunder was made independently of the lenders and such lenders had no influence as to the determination of the terms of this offering. The terms and conditions of this offering were established through negotiations with the underwriters, without involvement of the lenders. The underwriters will derive no direct benefit from this offering other than their respective share of the underwriters’ fee.

In consideration of certain financial advisory services provided to us in connection with the acquisition (as defined below), RBC Dominion Securities Inc. will be entitled to receive, out of the underwriters’ fee, a work fee equal to 5.0% of the aggregate underwriters’ fee prior to payment of the remaining 95.0% of the underwriters’ fee to the underwriters.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. See “Plan of Distribution”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder who acquires, as beneficial owner, the common shares pursuant to this offering and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with us and the underwriters; (ii) is not affiliated with us; and (iii) holds the common shares as capital property (a “Holder”). Common shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act, the regulations thereunder (“Regulations”) and the Canada-United States Tax Convention (1980) (the “U.S.-Canada Treaty”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province of Canada or the laws of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, prospective purchasers of the common shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts related to the acquisition, holding or disposition of common shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Resident Holder”). This portion of the summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market rules” contained in the Tax Act; (b) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) that enters into a “derivative forward agreement” as defined in the Tax Act with respect to the common shares; or (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Any such Resident Holder to which this summary does not apply should consult its own tax advisor.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of common shares, controlled by a non-resident person or group of persons not dealing at arm’s length with each other for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax

Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring common shares.

Certain Resident Holders whose common shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the common shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the common shares.

Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by us as “eligible dividends”. There may be limitations on our ability to designate dividends as eligible dividends.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), will generally be liable to pay a tax under Part IV of the Tax Act (refundable under certain circumstances) on dividends received (or deemed to be received) on the common shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions

A disposition or a deemed disposition of a common share (except to us, other than a purchase by us in the open market, if we acquired the common share in the manner in which shares would normally be purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of a common share will be determined by averaging the cost of that common share with the adjusted cost base (determined immediately before the acquisition of the common share) of all other common shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such common shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns common shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or at anytime in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the common shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by us to a Non-Resident Holder on the common shares will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the U.S., is fully entitled to the benefits under the U.S.-Canada Treaty and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a common share unless the common share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a common share will not constitute taxable Canadian property of a Non-Resident Holder provided that the common shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of our capital stock were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. A common share may be deemed to be “taxable Canadian property” in certain other circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a common share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada—Dispositions” and “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares acquired in this offering by U.S. Holders (as defined below). Unless otherwise noted, this summary addresses only U.S. Holders that hold our common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, the Canada-U.S. Tax Convention, judicial decisions, administrative pronouncements and other relevant authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This summary does not address U.S. federal estate, gift or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our common shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers or traders in securities, commodities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former citizens or long-term residents of the U.S.;

•	tax-exempt entities (including private foundations);

•	persons that acquire our common shares pursuant to any employee share option or otherwise as compensation;

•	persons that hold our common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons whose functional currency is not the U.S. Dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); and

•	partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes (and investors therein).

The information set forth below is of a general nature only and is not intended to be tax advice. Each prospective investor should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to the ownership and disposition of our common shares in light of its particular circumstances.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized in or under the laws of, the U.S. or any political subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) it has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership (or other entity or arrangement). Partnerships (or other entities or arrangements) holding our common shares and their partners should consult their tax advisors regarding an investment in our common shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Considerations,” the gross amount of any distributions to a U.S. Holder on our common shares (including any Canadian taxes withheld therefrom) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includible in the gross income of such U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Distributions in excess of our current and accumulated earnings and profits are treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and any remaining amount will generally be treated as capital gain. We do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that the full amount of any distribution we pay will be treated as a dividend for U.S. federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

An individual or other non-corporate U.S. Holder of our common shares may be eligible for reduced rates of taxation on dividends (i) received from a qualified foreign corporation if such qualified foreign corporation is neither a PFIC (as defined below) nor treated as such with respect to such U.S. Holder for the taxable year in which the dividend is paid or for the preceding taxable year, and (ii) provided that certain holding period and other requirements are met. A Canadian corporation that is not classified as a PFIC is generally treated as a qualified foreign corporation with respect to dividends paid on common shares if it is either eligible for benefits of the Canada-U.S. Tax Convention or such common shares are “readily tradable” on an “established securities market” in the U.S., such as the NYSE.

For U.S. foreign tax credit purposes, dividends received on our common shares will generally be treated as income from sources outside the U.S. and will generally constitute passive category income. A U.S. Holder that does not claim a foreign tax credit for any foreign taxes withheld may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. All U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Considerations,” a U.S. Holder will generally recognize gain or loss on the sale or other disposition of our common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in our common shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in our common shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation relative to the rate applicable to ordinary income. The deductibility of capital losses may be subject to limitations.

Any gain or loss on the sale or other disposition of our common shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Accordingly, U.S. Holders may not be able to claim a foreign tax credit for any foreign taxes imposed in connection with a disposition of our common shares in the absence of foreign source income from other sources. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances.

U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on their disposition of our common shares, including with respect to the availability of the foreign tax credit or deduction in lieu thereof in light of their particular circumstances.

Passive Foreign Investment Company (“PFIC”) Considerations

The treatment of U.S. Holders of our common shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation, such as the Corporation, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Based on an analysis of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2024 and do not expect to be classified as a PFIC for the current taxable year ending December 31, 2025, although our PFIC status for such period will not be determinable until after the close of the year and accordingly no assurances can be given that we will not become a PFIC for the current or any future year. The determination of whether we are or will become a PFIC is uncertain because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets and the fair market value of our subsidiaries’ shares and assets. Fluctuations in the market price of our common shares may influence whether we are classified as a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test may be determined by reference to the market price of our common shares from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of being classified as a PFIC will increase.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the holder receives on our common shares and any gain the U.S. Holder recognizes from a sale or other disposition (including a pledge) of our common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder on our common shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for our common shares;

•

amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income;

•	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect applicable to the U.S. Holder for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s common shares in future taxable years unless (i) we cease to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. If a U.S. Holder makes a deemed sale election, the U.S. Holder will be deemed to have sold our common shares at their fair market value as of the last day of the last year for which we were a PFIC. Any gain from such deemed sale would be treated as an excess distribution subject to the excess distribution rules described above.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the excess distribution tax treatment discussed in the second preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for our common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in our common shares over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on our common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our common shares, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our common shares, as well as to any loss realized on the actual sale or disposition of our common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such common shares. The U.S. Holder’s basis in our common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such a mark-to-market election, then, in any taxable year for which we are a PFIC, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable regulations. We expect that our common shares will continue to be listed on the NYSE, which is a qualified exchange for these purposes, and, consequently, assuming that our common shares are regularly traded, if a U.S. Holder holds our common shares, it is expected that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any such lower-tier PFICs.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

A U.S. Holder that owns our common shares during any taxable year that we are a PFIC must generally file an annual report (IRS Form 8621) regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations with respect to holding and disposing of our common shares if we were, are, or become a PFIC, including the availability and possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

Backup Withholding and Disclosure with Respect to Foreign Financial Assets

In general, dividends paid to a U.S. Holder in respect of common shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of common shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish, in the manner provided by law, an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, certain U.S. Holders are required to report information relating to an interest in the common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institution), by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold an interest in the common shares. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of the common shares.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

TRADING PRICE AND VOLUME

The following table shows the monthly range of high and low prices per common share and total monthly volumes traded on the TSX for the 12-month period prior to the date of this prospectus supplement.

Period	High (C$)	Low (C$)	Volume
October 2024	226.82	201.13	1,337,683
November 2024	233.60	201.06	1,971,016
December 2024	218.01	200.80	1,477,163
January 2025	243.89	202.30	1,174,826
February 2025	258.18	233.00	1,087,163
March 2025	246.04	203.79	1,376,018
April 2025	215.00	191.27	1,095,767
May 2025	217.19	197.55	790,360
June 2025	215.60	194.99	733,253
July 2025	222.71	191.78	992,442
August 2025	230.00	186.10	985,131
September 2025	241.56	221.65	864,820
October 1, 2025 to October 27, 2025	237.28	208.57	630,069

PRIOR SALES

All information provided in this section is provided as of October 27, 2025. Except as set out below, we have not sold or issued any common shares or securities convertible into common shares during the 12-month period before the date of this prospectus supplement.

Common Shares

The following table sets out the issuances of our common shares, or securities convertible or exchangeable into our common shares, that occurred during the 12-month period before the date of this prospectus supplement:

Date of Issue	Type of Securities Issued	Price Per Security	Number of Common Shares Issued or Issuable (as applicable)
March 26, 2025	Stock Options	C$211.27	29,380
March 31, 2025	Restricted Share Units	C$214.95	22,229
March 31, 2025	Performance Share Units	C$214.95	31,761
August 28, 2025	Performance Share Units	C$218.53	66,736

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to this offering will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP and on behalf of the underwriters by Stikeman Elliott LLP. Certain legal matters related to U.S. law with respect to this offering will be passed upon on our behalf by Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the underwriters by Latham & Watkins LLP. As of the date of this prospectus supplement, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of any class or series of our outstanding securities.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar in Canada is Computershare Investor Services Inc., at its offices in Toronto, Ontario and Calgary, Alberta. Our transfer agent and registrar in the U.S. is Computershare Trust Company, N.A, 150 Royall Street, Canton, Massachusetts 02021.

Our auditor is Deloitte LLP, located at 360 Main Street, Suite 2300, Winnipeg, Manitoba R3C 3Z3. Deloitte LLP is independent with respect to the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Manitoba and within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).

The audited financial statements of JHCC as of and for the years ended December 31, 2024 and 2023, together with the notes hereto and the report of independent auditor thereon, which are included herein, have been audited by Forvis Mazars, LLP, as set forth in the independent auditor’s report thereon dated June 10, 2025. Forvis Mazars, LLP was the auditor of JHCC for the years ended December 31, 2024 and 2023, and throughout the period covered by the financial statements of JHCC included herein. Forvis Mazars, LLP was independent of JHCC within the meaning of the independence rules and standards of the American Institute of Certified Public Accountants.

ENFORCEMENT OF CIVIL LIABILITIES

Certain of our operations and assets are located outside the U.S., and certain of our officers, directors and shareholders, reside outside of the U.S.

We have appointed an agent for service of process in the U.S. It may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon us, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or our directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with the registration statement of which this prospectus supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, we appointed Puglisi & Associates as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Boyd in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus supplement.

Certain of our operations and assets are also located outside of Canada, and certain of our officers and directors reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons”.

FINANCIAL STATEMENTS

Index to Attached Financial Statements	Page
Unaudited interim consolidated financial statements of JHCC as at June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024	F-1-1-1
Audited financial statements of JHCC as of and for the years ended December 31, 2024 and 2023, together with the notes hereto and the report of independent auditor thereon	F-1-2-1
Unaudited pro forma combined consolidated financial statements of Boyd as at and for the six months ended June 30, 2025 and for the year ended December 31, 2024	F-1-3-1

F-1

JHCC Holdings Parent, LLC and Subsidiaries

Interim Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

F-1-1-1

JHCC Holdings Parent, LLC and Subsidiaries

Contents

Six Months Ended June 30, 2025 and 2024 (Unaudited)

F-1-1-2

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Balance Sheets

June 30, 2025 and December 31, 2024

	(Unaudited) June 30 2025	December 31 2024
ASSETS
Current Assets
Cash	$7,037,825	$10,664,236
Accounts receivable, net of allowance for credit losses of $717,520 and $310,000 in 2025 and 2024, respectively	26,932,106	19,104,688
Inventory	12,607,516	13,884,766
Other current assets	3,069,309	2,950,616

Total Current Assets	49,646,756	46,604,306

Noncurrent assets
Property and equipment, net	97,251,700	96,337,263
Right-of-use assets - operating	280,636,377	286,641,058
Goodwill	473,774,426	458,734,286
Other intangible assets, net	239,365,085	246,262,868
Other noncurrent assets	1,354,896	1,212,324

Total Noncurrent Assets	1,092,382,484	1,089,187,799

Total Assets	$1,142,029,240	$1,135,792,105

LIABILTIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$33,621,043	$31,362,866
Accrued expenses	2,885,311	2,487,970
Accrued payroll and related taxes	7,670,003	9,959,294
Deferred revenue	5,561,061	7,994,518
Other current liabilities	6,260,796	8,596,164
Current portion of operating lease liabilities	32,496,256	31,302,935
Current portion of long-term debt	6,574,174	6,299,653

Total Current Liabilities	95,068,644	98,003,400

Noncurrent Liabilities
Long-term debt, net of current portion and unamortized deferred financing costs	535,291,938	509,950,775
Operating lease liabilities, net of current portion	254,568,133	260,586,737

Total Noncurrent Liabilities	789,860,071	770,537,512

Members’ Equity
Paid-in capital	357,167,062	356,988,146
Accumulated deficit	(100,066,537)	(89,736,953)

Total Members’ Equity	257,100,525	267,251,193

Total Liabilities and Members’ Equity	$1,142,029,240	$1,135,792,105

See Notes to Interim Consolidated Financial Statements

F-1-1-3

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30, 2025 and June 30, 2024

	June 30 2025	June 30 2024
Sales	$376,881,285	$324,758,021
Cost of sales	217,877,966	191,567,637

Gross Profit	159,003,319	133,190,384

Operating Expenses
Store operating expenses	110,063,519	92,215,165
Selling, general, and administrative expenses	16,724,604	14,642,858
Depreciation and amortization expense	13,862,603	12,500,543
Acquisition and store opening costs	767,034	2,716,985
Gain on disposal of property and equipment	(37,910)	(122,121)

Total Operating Expenses	141,379,850	121,953,430

Income From Operations	17,623,469	11,236,954

Other Expense
Interest expense, net	(27,848,186)	(23,293,551)
Other income (expense)	445,414	(212,852)

Total Other Expense	(27,402,772)	(23,506,403)

Loss Before State Franchise Taxes	(9,779,303)	(12,269,449)
State Franchise Tax Expense	(550,281)	(642,540)

Net Loss	$(10,329,584)	$(12,911,989)

See Notes to Interim Consolidated Financial Statements

F-1-1-4

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Members’ Equity (Unaudited)

Six Months Ended June 30, 2025 and June 30, 2024

	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2024	$356,586,790	$(63,954,995)	$292,631,795
Net loss	—	(25,781,958)	(25,781,958)
Share-based compensation	462,782	—	462,782
Repurchase of Class M Units	(61,426)		(61,426)

Balance, December 31, 2024	356,988,146	(89,736,953)	267,251,193
Net loss	—	(10,329,584)	(10,329,584)
Share-based compensation	178,916	—	178,916

Balance, June 30, 2025	$357,167,062	$(100,066,537)	$ 257,100,525

Balance, January 1, 2024	$356,586,790	$(63,954,995)	$292,631,795
Net loss	—	(12,911,989)	(12,911,989)
Share-based compensation	231,390	—	231,390
Repurchase of Class M Units	(61,426)	—	(61,426)
Balance, June 30, 2024	$356,756,754	$(76,866,984)	$279,889,770

See Notes to Interim Consolidated Financial Statements

F-1-1-5

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2025 and June 30, 2024

	June 30 2025	June 30 2024
Operating Activities
Net Loss	$(10,329,584)	$(12,911,989)
Adjustments to reconcile net loss to net cash operating activities
Depreciation and amortization	13,862,603	12,500,543
Deferred financing costs amortization	2,163,462	1,350,058
Bad debt expense	295,609	265,000
Change in inventory valuation reserve	(167,791)	—
Noncash rent expense	16,863,131	13,757,167
Share-based compensation	178,916	231,390
Gain on disposal of property and equipment	(37,910)	(122,121)
Changes in assets and liabilities
Accounts receivable	(8,123,027)	(575,301)
Inventory	1,520,041	1,832,273
Other assets	(261,265)	(682,839)
Accounts payable	2,258,177	5,362,265
Accrued expenses and other current liabilities	342,043	5,514,933
Accrued payroll and related taxes	(2,334,958)	(57,738)
Operating lease liabilities	(15,683,733)	(13,089,838)
Deferred revenue	(2,433,457)	(408,843)

Net Cash (Used) Provided by Operating Activities	(1,887,743)	12,964,960

Investing Activities
Acquisitions	(15,824,473)	(62,822,305)
Purchases of property and equipment	(6,406,347)	(10,522,599)
Proceeds on sale of property and equipment	—	3,000,000

Net Cash Used by Investing Activities	(22,230,820)	(70,344,904)

Financing Activities
Proceeds from (payments on) revolving credit facility, net	(4,000,000)	4,500,000
Payments on long-term debt	(2,647,848)	(2,021,944)
Proceeds from long-term debt	30,300,000	61,837,199
Payment of contingent consideration	—	(755,000)
Payment of holdbacks	(3,160,000)	(1,080,000)
Financing costs	—	(2,376,062)

Net Cash Provided by Financing Activities	20,492,152	60,104,193

Net (Decrease) Increase in Cash	(3,626,411)	2,724,249
Cash and Cash Equivalents, Beginning of Year	10,664,236	8,616,007

Cash and Cash Equivalents, End of Year	$7,037,825	$11,340,256

Other Supplemental Cash Flow Information
Cash paid for interest	$25,391,145	$21,180,444

Noncash Investing and Financing Activities
Deferred payments (holdbacks) in connection with acquisitions	$680,000	$—

Right of use assets obtained in exchange for operating lease liabilities	$8,080,368	$41,640,176

See Notes to Interim Consolidated Financial Statements

F-1-1-6

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Note 1. Nature of Business

JHCC Holdings Parent, LLC (“Holdings”) and Subsidiaries (collectively, the “Company”) provides automotive collision repair services in the United States under the trade name Joe Hudson’s Collision Center. The Company operates collision repair centers throughout Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Missouri, Mississippi, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and West Virginia. There were 255 and 224 collision repair centers operated by the Company as of June 30, 2025 and 2024, respectively.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The operating results for interim periods are not necessarily indicative of the results that can be expected for a full year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2024.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management in connection with the preparation of the accompanying interim consolidated financial statements include the assumptions utilized in determining the net realizable value of inventory and accounts receivable, the useful lives of long-lived assets, the fair value of long-lived assets, the fair value of goodwill and contingent consideration recognized in connection with acquisitions, and fair value of units granted under the equity incentive plan and related compensation costs. Actual results could differ from those estimates.

The accompanying interim consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue from collision repair services upon completion and delivery of the repaired vehicle to the customer. The Company determines completion of a repair to be the performance obligation that is distinct and the point at which control of the asset passes to the customer. Revenue is measured at the value of consideration to be received net of discounts.

The Company collects various taxes from customers and remits these amounts to applicable taxing authorities. The Company’s policy is to exclude these taxes from sales and cost of sales.

The Company receives payments in advance of collision repair services performed. The payments in advance are initially deferred and recognized at completion of the collision repair services, generally within 12 months. As of June 30, 2025, and December 31, 2024, deferred revenue was approximately $5,561,000 and $7,995,000, respectively.

Vendor Rebates

The Company receives rebates from its vendors for purchases of inventory based on contractual terms. The Company accounts for vendor rebates as a reduction of cost of sales when earned. Vendor rebates receivable are

F-1-1-7

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

established for vendor rebates earned but not received. During the six months ended June 30, 2025, and 2024, the Company earned vendor rebates totaling approximately $6,255,000 and $5,266,124 respectively. Vendor rebates receivable totaled approximately $3,088,000 and $1,894,000 as of June 30, 2025, and December 31, 2024, respectively. Vendor rebates receivable are included in accounts receivable on the accompanying consolidated balance sheets.

Income and State Franchise Taxes

The Company has elected by consent of its members to be treated as a partnership under Internal Revenue Code (“IRC”) provisions. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of the entity’s taxable income; accordingly, the accompanying interim consolidated financial statements do not reflect a provision or liability for federal and state income taxes.

The Company is subject to state franchise tax obligations for collision repair centers operating in Kentucky, Tennessee, and Texas.

Concentrations

During the six months ended June 30, 2025 and 2024, the Company derived approximately 60% and 59% of its revenue from four insurance payors. Approximately 58% and 57% of accounts receivable as of June 30, 2025 and December 31, 2024 were due from these four insurance payors.

The Company purchases substantially all of its paint products from one supplier. During the six months ended June 30, 2025 and 2024, the Company purchased approximately $12,400,000 and $11,070,000, respectively.

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1  Quoted market prices in active markets for identical assets or liabilities

Level 2  Observable market-based inputs or observable inputs corroborated by market data

Level 3  Unobservable inputs reflecting the reporting entity’s own assumptions

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

In connection with certain acquisitions, the Company initially records contingent consideration at fair value as of the related transaction date and is required to be remeasured at fair value on a recurring basis until the contingency is resolved (see Note 11). The fair value is determined by applying the income approach and is categorized as Level 3.

F-1-1-8

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

The values assigned to the acquired net assets (see Note 3) were derived primarily from the allocation of the consideration paid using various valuation methodologies utilizing Level 3 inputs and are not remeasured to fair value on a recurring basis.

Share-Based Compensation

Certain of the Company’s employees are party to a share-based compensation arrangement established by JHCC Management, Inc., an affiliate of the Company, as approved by the Board of Managers. Management accounts for the awards granted by JHCC Management, Inc. to its employees in accordance with ASC 718, Compensation – Stock Compensation.

The Company evaluates financial instruments awarded in share-based payment transactions as either (i) equity- or (ii) liability-classified awards. The Company accounts for forfeitures of nonvested awards in the period in which they occur (see Note 10).

Self-Insurance

The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from non-insured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure for individual claims up to $150,000 and aggregate claims up to $19,425,000.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities at the lease commencement date. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company evaluates the likelihood of exercising renewal options contained in lease agreements, and if considered reasonably certain of being exercised, the extended term is included in the initial measurement of the lease liability. The Company determines lease classification as operating or finance at the lease commencement date. Finance lease ROU assets are included in property and equipment on the consolidated balance sheets. The Company combines lease and non-lease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities for its leased facilities.

At lease inception, the lease liability is measured at the present value of the lease payments over the lease term. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid or deferred rent, and lease incentives. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect lease payments made. The ROU asset is subsequently measured by reducing the carrying amount for amortization.

The Company has made a policy election to use a risk-free rate (the rate of a zero-coupon U.S. Treasury instrument) for the initial and subsequent measurement of all operating lease liabilities or the implicit rate in the lease if it is readily determinable. The risk-free rate is determined using a period comparable with the lease term.

The lease term may include options to extend or to terminate the lease that the Company is reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected not to record leases with an initial term of 12 months or less on the consolidated balance sheets. Lease expense on such leases is recognized on a straight-line basis over the lease term.

F-1-1-9

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Note 3. Acquisitions

During the six months ended June 30, 2025, the Company completed 4 acquisitions which included all of the assets of 4 collision repair centers located in Alabama, Louisiana, and Texas in order to expand market presence and scale operations. The fair value of consideration paid for the acquisitions was approximately $16,504,000 in the aggregate, consisting of $15,824,000 in cash and $680,000 in holdbacks payable to sellers expected to be made in 180 days following the acquisitions. As a result of the acquisitions, the Company recognized approximately $75,000 of inventory, approximately $1,235,000 of fixed assets, $200,000 in non-compete agreements, approximately $15,040,000 of goodwill, and assumed liabilities of approximately $46,000.

The acquisitions were accounted for using the acquisition method; accordingly, consideration was allocated to the net identifiable assets acquired based upon their estimated fair values at the date of acquisition. The goodwill arising from the acquisitions consists largely of the assembled workforce, synergies, and economics of scale expected from combining the operations of the Company and the acquired locations. Goodwill recognized in connection with acquisitions is expected to be fully deductible for tax purposes.

The results of operations reflect the revenues and expenses of the acquired collision repair centers from the dates of acquisition. Acquisitions were financed through a combination of cash flows from current operations, borrowings under the Company’s credit facility (see Note 7).

Note 4. Inventory

As at:

	June 30, 2025	December 31, 2024
Parts and materials	$1,816,573	$2,489,326
Work in-process	11,346,152	12,118,440

	13,162,725	14,607,766
Inventory reserve	(555,209)	(723,000)

	$12,607,516	$13,884,766

Note 5. Property and Equipment

As at:

	June 30, 2025	December 31, 2024
Equipment and vehicles	$90,969,935	$85,083,455
Office equipment and computers	13,486,826	13,087,568
Furniture and fixtures	12,884,849	12,305,815
Leasehold improvements	13,249,212	12,104,884
Land	1,065,040	1,065,040
Construction in progress	8,405,588	8,735,431

	140,061,450	132,382,193
Accumulated depreciation	(42,809,750)	(36,044,930)

	$97,251,700	$96,337,263

F-1-1-10

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Depreciation expense was approximately $6,765,000 and $5,522,000 for the six months ended June 30, 2025 and 2024, respectively.

Note 6. Goodwill and Other Intangible Assets

As at:

	June 30, 2025	December 31, 2024
Beginning balance	$458,734,286	$326,850,637
Goodwill related to acquisitions of businesses	15,040,140	131,883,649

	$473,774,426	$458,734,286

The purchase price allocations from the Company’s historical acquisitions resulted in the following intangible assets as at June 30, 2025 and December 31, 2024:

	2025
	Useful Life	Gross Value	Accumulated Amortization	Net Value
Tradename		$116,000,000	$—	$116,000,000
Intangible assets subject to amortization, net
Non-compete agreements	5 years	10,170,200	(5,684,005)	4,486,195
Customer relationships	15 years	194,000,000	(75,121,110)	118,878,890

		$320,170,200	$(80,805,115)	$239,365,085

	2024
	Useful Life	Gross Value	Accumulated Amortization	Net Value
Tradename		$116,000,000	$—	$116,000,000
Intangible assets subject to amortization, net:
Non-compete agreements	5 years	9,970,200	(5,052,889)	4,917,311
Customer relationships	15 years	194,000,000	(68,654,443)	125,345,557

		$319,970,200	$(73,707,332)	$246,262,868

The weighted-average useful life of intangible assets subject to amortization as of June 30, 2025, was 8.90 years as of December 31, 2024, it was 8.90 years. Amortization expense on intangible assets was approximately $7,097,000 and $7,490,000 for the six months ended June 30, 2025, and 2024, respectively.

F-1-1-11

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Note 7. Long-Term Debt

As at:

	June 30, 2025	December 31, 2024
Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	$198,072,000	$199,080,000
Delayed Draw Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	57,342,138	57,633,956
Revolving Credit Facility (9.55% and 11.75% as of June 30, 2025, and December 31, 2024, respectively)	6,000,000	10,000,000
2021-A Delayed Draw Term Loan (9.55% and 9.58% As of June 30, 2025, and December 31, 2024, respectively)	58,445,118	58,742,548
2021-A Incremental Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	8,665,650	8,709,750
2023-A Incremental Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	19,600,875	19,700,625
2023-B Incremental Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	19,700,000	19,800,000
2023-B Incremental Delayed Draw Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	79,150,750	79,550,750
2024-A Delayed Draw Term Loan (9.55% and 9.58% as of June 30, 2025, and December 31, 2024, respectively)	74,541,000	68,399,750
2024-B Delayed Draw Term Loan (9.55% as of June 30, 2025)	23,552,000	—
Notes payable	1,244,905	1,244,905

	546,314,436	522,862,284
Unamortized deferred financing costs	(4,448,324)	(6,611,856)

	541,866,112	516,250,428
Current portion	(6,574,174)	(6,299,653)

	$535,291,938	$509,950,775

The Credit Facility

On September 9, 2019, the Company executed a credit agreement (the “Credit Agreement”) with a syndicate of lenders. As of December 31, 2023, the Credit Agreement provided for a $210 million term commitment (“Term Loan”), a $60 million delayed draw term loan (“Delayed Draw Term Loan”), $20 million of borrowing capacity in a revolving line of credit (“Revolving Credit Facility”), a $60 million delayed draw term loan (“2021-A Delayed Draw Term Loan”), and a $9 million incremental delayed draw term loan (“2021-A Incremental Term Loan”).

F-1-1-12

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

During 2023, the Credit Agreement was amended to provide for additional incremental term loans in the aggregate principal amount of $40 million (“2023-A and -B Incremental Term Loan”) and an additional delayed draw term loan in the aggregate principal amount of $80 million (“2023-B Incremental Delayed Draw Term Loan”). No amounts were outstanding under the 2023-B Incremental Delayed Draw Term Loan as of December 31, 2023.

During 2024, the Credit Agreement was amended to provide for an additional delayed draw term loans in the aggregate principal amount of $75 million (“2024-A Delayed Draw Term Loan”) and additional incremental term loans in the aggregate principal amount of $50 million (“2024-B Incremental Delayed Draw Term Loan”). No amounts were outstanding under the 2024-B Incremental Term Loan as of December 31, 2024.

As of June 30, 2025 and December 31, 2024, the interest rate associated with borrowings under the Credit Agreement was based on Secured Overnight Financing Rate (“Term SOFR”) plus a margin of 4.25% to 6.75%, as determined by financial metrics defined by the Credit Agreement.

The Term Loan requires quarterly principal payments at 0.25% of the aggregate principal amount of term loans. Additionally, the Revolving Credit Facility and the Delayed Draw Term Loan commitments provide for an unused commitment fee payable quarterly.

The Credit Agreement, as amended, is secured by substantially all of the Company’s assets and matures on September 9, 2027.

Notes Payable to Sellers

During 2023, the Company executed note payable agreements in connection with certain acquisitions for principal amounts totaling $1,331,250. The notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears. Principal and any unpaid interest is due in full on December 31, 2025.

Promissory Notes

During 2024, the Company executed a promissory note with a former employee for the principal amount of $61,426. The note is non-interest bearing and matures upon a change in control of the Company, as defined in the agreement.

Future Maturities

The future maturities of the Company’s long-term debt are as follows as at June 30, 2025:

2026	$6,574,174
2027	539,678,836
2028	—
2029	—
2030	—
Thereafter	61,426

$546,314,436

F-1-1-13

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Note 8. Employee Benefit Plan

The Company sponsors a 401(k) plan that covers all eligible employees as defined by the plan agreement. Eligible employees are employees who are employed for one year and are at least 21 years of age. The plan permits a deferral up to the maximum IRS-allowed limits, with a Company match equal to 50% on the first 6% deferred. Company contributions to the plan were approximately $984,470 and $806,900 for the six months ended June 30, 2025 and 2024, respectively.

Note 9. Leases

The Company leases collision repair centers under non-cancelable operating lease agreements. Certain centers are leased from related parties as described in Note 12. The lease terms are generally for a period of 10 to 20 years with options that permit renewals for additional periods and typically include escalating lease payments.

Lease Term and Discount Rate

The weighted average remaining lease term and discount rate are as follows as of June 30, 2025 and December 31, 2024:

	2025	2024
Weighted average lease term - operating leases	8.92 years	9.17 years
Weighted average discount rate - operating leases	3.43%	3.35%

Lease Costs

Operating lease cost during the six months ended June 30, 2025 and 2024 was approximately $21,362,000 and $16,873,000, respectively.

Future undiscounted cash flows under the Company’s operating lease agreements are as follows as at June 30, 2025:

2026	$42,211,027
2027	41,575,583
2028	41,186,431
2029	39,479,341
2030	34,779,358
Thereafter	147,050,015

Total minimum lease payments	346,281,755
Amount representing interest	(59,217,366)

Present value of future minimum lease payments	287,064,389
Current obligations under leases	(32,496,256)

Long-term lease obligations	$254,568,133

F-1-1-14

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Note 10. Members’ Equity

As of June 30, 2025 and December 31, 2024, the Company had 344,424,518 issued and outstanding membership units. Each unit is entitled to one vote.

During the year ended December 31, 2023, the Board of Managers authorized and issued 28,708,182 Class P Preferred Units. The Class P Preferred Units have liquidation preference over all other classes of units in a liquidation event. The Class P Preferred Units take the form of a convertible preferred security with 12% PIK compounded annually.

As of June 30, 2025 and December 31, 2024, the Company had 238,716,336 Class T Common Units and 77,000,000 Class R Common Units. The Class T Common Units and Class R Comon Units are subordinate to Class P Preferred Units in a liquidation event.

Equity Incentive Plan

The Company established the JHCC Holdings Parent LLC 2019 Management Incentive Plan (the “Plan”), which is administered by the Company’s Board of Managers. Under the Plan, the Company may grant Class M Common Units to eligible individuals including, but not limited to, employees and service providers of the Company. The Plan permits such eligible individuals to receive Class M Common Units. The Class M Common Units issued under the Plan shall represent interests in the profits and losses, but not the capital, of the Company. The Class M Common Units issued pursuant to the Plan are subject to vesting terms including service (time-based) vesting and performance vesting, if any, a participation threshold, and/or any other terms set forth in the applicable grant agreements by and between the Company and the holder of the Class M Common Units. Generally, the service vesting units allows for vesting over a five-year period following the grant date. The performance vesting units shall vest upon a change in control event and achieving certain market conditions, as defined by the Plan. The Class M Common Units are non-voting. The Board of Managers have approved 39,021,120 of Class M Common Units for the Plan.

A summary of option activity under the Plan during the six months ended June 30, 2025 and December 31, 2024, is presented below:

Outstanding, January 1, 2024	37,677,220
Granted	500,000
Forfeited	(277,500)
Repurchased	(72,500)

Outstanding, December 31, 2024	37,827,220

Outstanding, June 30, 2025	37,827,220

The Company has determined these awards are equity-classified awards. Equity-classified awards are measured at the grant date fair value as determined by management using valuation techniques and assumptions including exit multiples of market participants. The related compensation cost is recognized ratably over the requisite service period for awards with service condition vesting. The compensation cost related to such Class M Units was $178,916 and $231,390 during the six months ended June 30, 2025 and 2024, respectively, which is included in selling, general and administrative expenses in the consolidated statements of operations.

F-1-1-15

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2025 and 2024

Note 11. Commitments and Contingencies

Self-Insured Health Care

The Company is self-insured to cover its employees’ health care costs. The Company is liable for losses on individual claims up to a defined per claim amount of $150,000. The Company maintains third-party insurance coverage for any losses in excess of those claim amounts. Self-insurance costs are accrued based on claims reported as of the consolidated balance sheet date as well as an estimated liability for claims incurred but not reported. The Company accrued approximately $6,705 and $855,000 as of June 30, 2025 and December 31, 2024, respectively, for its claims which is included as a component of accrued payroll and related liabilities on the accompanying consolidated balance sheets.

Contingent Consideration Related to Acquisitions

In connection with certain acquisitions of collision repair centers, the Company entered into contingent consideration agreements whereby additional purchase consideration may be earned for achieving specified benchmarks. The Company estimates and records these liabilities at fair value on the dates of acquisition. The liability is subsequently remeasured each reporting date until the contingency is resolved. During the six months ended June 30, 2024, the Company paid approximately $755,000 of contingent consideration based on the performance of the acquired stores during the measurement period. No payments were required during the six months ended June 30, 2025.

Warranty Costs

The Company is contractually obligated to cover certain warranty costs after repairs have been completed. Warranty costs incurred related to repair services performed were not material to the interim consolidated financial statements.

Note 12. Related-Party Transactions

The Company leases various real estate from companies which are primarily owned by certain officers of the Company. Under those leases, the Company paid approximately $3,535,000 of rent during the six months ended June 30, 2025 and 2024, respectively.

Note 13. Subsequent Events

The Company has evaluated subsequent events through October 29, 2025, the date that the interim consolidated financial statements were available to be issued.

Subsequent to June 30, 2025, the Company executed one transaction for the purchase of a collision repair center for a purchase price of approximately $2,693,883. In connection with the acquisition, the Company borrowed $3,000,000 on the Credit Agreement.

On October 29, 2025, the Company entered into an equity purchase agreement and plan of merger to sell 100% of the issued and outstanding membership interests to Boyd Group Services Inc. for a purchase price of approximately $1,300,000,000 in cash.

No other matters required for disclosure.

F-1-1-16

JHCC Holdings Parent, LLC and Subsidiaries

Independent Auditor’s Report and Consolidated Financial Statements

December 31, 2024 and 2023

F-1-2-1

JHCC Holdings Parent, LLC and Subsidiaries

Contents

December 31, 2024 and 2023

F-1-2-2

Forvis Mazars, LLP 1222 Demonbreun Street, Suite 950 Nashville, TN 37203 P 615.454.9800 F 615.454.9801 Forvismazars.us

Independent Auditor’s Report

Board of Managers

JHCC Holdings Parent, LLC and Subsidiaries

Pike Road, Alabama

Opinion

We have audited the consolidated financial statements of JHCC Holdings Parent, LLC and Subsidiaries (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one

F-1-2-3

Board of Managers

JHCC Holdings Parent, LLC and Subsidiaries

resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Nashville, Tennessee

June 10, 2025

F-1-2-4

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
ASSETS
Current Assets
Cash	$10,664,236	$8,616,007
Accounts receivable, net of allowance for credit losses of $310,000 and $292,000 in 2024 and 2023, respectively	19,104,688	18,939,632
Inventory	13,884,766	12,234,072
Other current assets	2,950,616	2,155,447

Total Current Assets	46,604,306	41,945,158

Noncurrent assets
Property and equipment, net	96,337,263	72,727,861
Assets held for sale	—	2,877,879
Right-of-use assets - operating	286,641,058	218,721,181
Goodwill	458,734,286	326,850,637
Other intangible assets, net	246,262,868	257,643,094
Other noncurrent assets	1,212,324	966,861

Total Noncurrent Assets	1,089,187,799	879,787,513

Total Assets	$1,135,792,105	$921,732,671

LIABILTIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$31,362,866	$24,872,013
Accrued expenses	2,487,970	933,071
Accrued payroll and related taxes	9,959,294	6,187,206
Deferred revenue	7,994,518	7,700,859
Other current liabilities	8,596,164	5,337,568
Current portion of operating lease liabilities	31,302,935	24,526,675
Current portion of long-term debt	6,299,653	3,673,491

Total Current Liabilities	98,003,400	73,230,883

Noncurrent Liabilities
Long-term debt, net of current portion and unamortized deferred financing costs	509,950,775	358,186,156
Operating lease liabilities, net of current portion	260,586,737	197,683,837

Total Noncurrent Liabilities	770,537,512	555,869,993

Members’ Equity
Paid-in capital	356,988,146	356,586,790
Accumulated deficit	(89,736,953)	(63,954,995)

Total Members’ Equity	267,251,193	292,631,795

Total Liabilities and Members’ Equity	$1,135,792,105	$921,732,671

See Notes to Consolidated Financial Statements

F-1-2-5

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2024 and 2023

	2024	2023
Sales	$669,646,702	$560,701,713
Cost of sales	389,848,252	326,358,508

Gross Profit	279,798,450	234,343,205

Operating Expenses
Store operating expenses	193,137,642	152,516,566
Selling, general, and administrative expenses	30,951,695	27,361,611
Depreciation and amortization expense	25,624,353	22,220,751
Acquisition and store opening costs	4,851,382	4,090,632
Gain on disposal of property and equipment	(135,329)	(1,280,040)

Total Operating Expenses	254,429,743	204,909,520

Income From Operations	25,368,707	29,433,685

Other (Expense) Income
Interest expense, net	(51,021,060)	(39,017,069)
Other income, net	816,230	66,058

Total Other Expense	(50,204,830)	(38,951,011)

Loss Before State Franchise Taxes	(24,836,123)	(9,517,326)
State Franchise Tax Expense	(945,835)	(654,995)

Net Loss	$(25,781,958)	$(10,172,321)

See Notes to Consolidated Financial Statements

F-1-2-6

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Years Ended December 31, 2024 and 2023

	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2023	$316,266,733	$(53,630,114)	$262,636,619
Net loss	—	(10,172,321)	(10,172,321)
Share-based compensation	643,300	—	643,300
Contributions	39,676,757	—	39,676,757
Distributions	—	(152,560)	(152,560)

Balance, December 31, 2023	356,586,790	(63,954,995)	292,631,795
Net loss	—	(25,781,958)	(25,781,958)
Repurchase of Class M Units	(61,426)	—	(61,426)
Share-based compensation	462,782	—	462,782

Balance, December 31, 2024	$356,988,146	$(89,736,953)	$267,251,193

See Notes to Consolidated Financial Statements

F-1-2-7

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023
Operating Activities
Net loss	$(25,781,958)	$(10,172,321)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	25,624,353	22,220,751
Deferred financing costs amortization	3,586,355	1,916,902
Bad debt expense (recoveries)	462,496	(285,571)
Change in inventory valuation reserve	436,271	(336,671)
Noncash rent expense	36,504,381	28,020,739
Share-based compensation	462,782	643,300
Change in fair value of contingent consideration	—	(676,000)
Gain on disposal of property and equipment	(135,329)	(1,280,040)
Changes in assets and liabilities
Accounts receivable	(627,552)	(2,179,099)
Inventory	(87,913)	1,622,810
Other assets	(1,332,665)	(578,833)
Cash overdraft	—	(1,204,130)
Accounts payable	6,490,853	2,544,919
Accrued expenses and other current liabilities	1,834,433	1,147,575
Accrued payroll and related taxes	3,772,088	1,156,218
Operating lease liabilities	(34,452,359)	(26,763,917)
Deferred revenue	293,659	(164,871)
Other noncurrent liabilities	—	(255,000)

Net Cash Provided by Operating Activities	17,049,895	15,376,761

Investing Activities
Acquisitions	(139,633,997)	(68,809,115)
Purchases of property and equipment	(21,359,731)	(22,640,668)
Proceeds on sale of property and equipment	3,000,000	3,215,000

Net Cash Used by Investing Activities	(157,993,728)	(88,234,783)

Financing Activities
Proceeds from (payments on) revolving credit facility, net	10,000,000	(12,321,461)
Payments on long-term debt	(4,379,468)	(1,834,299)
Proceeds from long-term debt	148,500,000	66,301,250
Payment of contingent consideration	(955,000)	(500,000)
Payment of holdbacks	(6,795,938)	(6,404,636)
Financing costs	(3,377,532)	(3,992,973)
Contributions	—	39,676,757
Distributions	—	(152,560)

Net Cash Provided by Financing Activities	142,992,062	80,772,078

Net Increase in Cash	2,048,229	7,914,056
Cash and Cash Equivalents, Beginning of Year	8,616,007	701,951

Cash and Cash Equivalents, End of Year	$10,664,236	$8,616,007

See Notes to Consolidated Financial Statements

F-1-2-8

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Cash Flows (Cont’d)

Years Ended December 31, 2024 and 2023

	2024	2023
Noncash Operating Activities
Cash paid for interest	$47,873,574	$37,527,181

Noncash Investing and Financing Activities
Right of use assets obtained in exchange for operating lease liabilities	$97,029,872	$59,080,138

Holdback obligations incurred in connection with acquisitions	$10,730,000	$7,165,000

Notes payable to sellers incurred in connection with acquisitions	$—	$1,331,250

Contingent consideration incurred (adjusted) in connection with acquisition of business, net	$—	$(476,000)

See Notes to Consolidated Financial Statements

F-1-2-9

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 1. Nature of Business

JHCC Holdings Parent, LLC (“Holdings”) and Subsidiaries (collectively, the “Company”) provides automotive collision repair services. The Company operates collision repair centers in Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Missouri, Mississippi, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and West Virginia. There were 250 and 199 collision repair centers operated by the Company as of December 31, 2024 and 2023, respectively.

Note 2. Summary of Significant Accounting Policies

Revision of Previously Issued Financial Statements

Certain revisions have been made to the 2023 consolidated financial statements as previously reported. The revisions were to correct the understatement of cash and cash equivalents by approximately $4,945,000, understatement of accounts payable by approximately $1,320,000, overstatement of cost of sales by approximately $586,000, overstatement of store operating expenses by approximately $3,039,000, and understatement of members’ equity by approximately $3,625,000.

Reclassifications

Certain reclassifications have been made to the 2023 consolidated financial statements to separately present depreciation and amortization and gain on sale of property and equipment in the consolidated statements of operations. These reclassifications had no impact on the results of operations as previously reported.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Accounting and Use of Estimates

The accompanying consolidated financial statements have been prepared using the accrual basis of accounting. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management in connection with the preparation of the accompanying consolidated financial statements include the assumptions utilized in determining the net realizable value of inventory and accounts receivable, the useful lives of long-lived assets, the fair value of long-lived assets, the fair value of goodwill and contingent consideration recognized in connection with acquisitions, and fair value of units granted under the equity incentive plan and related compensation costs. Actual results could differ from those estimates.

Cash

Cash consists of short-term, highly liquid investments with original maturities of three months or less. The Company maintains cash depository accounts, which, at times, may exceed federally insured limits. This risk is managed by maintaining all deposits in high quality financial institutions. The Company has not experienced any losses in such accounts.

F-1-2-10

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Accounts Receivable

Accounts receivable consist primarily of amounts due from insurance companies through direct repair programs (“DRP”) and are reported at original invoice amounts less an allowance for expected credit losses. Accounts receivable are generally collected within 30 days of invoice. The Company continually monitors amounts due from customers and maintains an allowance for expected credit losses for estimated losses resulting from the inability of any customers to make the required payments.

Receivable collectability is evaluated using a combination of factors, including past due status, trends in write-offs and changes in the general market or business conditions that the Company has exposure. Specific events, such as bankruptcies, are also considered when applicable. Adjustments to the allowance for expected credit losses are made, when necessary, based on the results of analysis, the aging of receivables and historical and industry trends. The Company periodically evaluates the impact of observable external factors on the collectability of accounts receivable to determine if adjustments to the reserve for credit losses should be made based on current conditions or reasonable and supportable forecasts. Accounts receivable are written off in the period in which the receivable is deemed uncollectible. The allowance for expected credit losses was approximately $310,000 and $292,000 as of December 31, 2024 and 2023, respectively.

Inventory

Inventory consists of repair orders in process which include materials and labor reported at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method. Net realizable value is determined based on the estimated selling price in the ordinary course of business less any applicable selling expenses. The Company establishes an inventory reserve for work in process inventory aged greater than 90 days. The inventory reserve was approximately $723,000 and $287,000 as of December 31, 2024 and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets:

Equipment and vehicles	5 to 25 years
Office equipment and computers	10 to 12 years
Furniture and fixtures	5 to 12 years

Leasehold improvements are depreciated over the shorter of a 15-year useful life or the term of the lease.

Assets Held for Sale

The Company classifies long-lived assets to be sold as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the asset; (2) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (4) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset beyond one year; (5) the asset is being actively

F-1-2-11

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Gains are not recognized on the sale of a long-lived asset until the date of sale. The Company assess the fair value of a long-lived asset less any costs to sell as of each reporting date as long as the asset remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the asset, to the extent that the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Upon determining that a long-lived asset meets the criteria to be classified as held for sale, the Company ceases depreciation and reports long-lived assets as assets held for sale on the consolidated balance sheets.

Goodwill and Indefinite Trademark Intangible Asset

The Company does not amortize goodwill or its indefinite trademark intangible asset. Goodwill and the indefinite trademark intangible asset are evaluated annually for impairment or more frequently if impairment indicators are present. The Company elected the accounting alternative for evaluating impairment triggering events and performs an impairment triggering event evaluation only as of the end of each reporting period. In testing goodwill and the indefinite trademark intangible asset for impairment, the Company has the option first to perform a qualitative assessment to determine whether it is more likely than not that goodwill and the indefinite trademark intangible asset are impaired, or the Company can bypass the qualitative assessment and proceed directly to the quantitative test. The quantitative impairment test consists of calculating the fair value of a reporting unit and comparing it to the carrying amount, including goodwill. The impairment loss, if any, is measured as the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value. Subsequent increases in value are not recognized in the consolidated financial statements. Based on management’s assessments, there was no impairment as of December 31, 2024 and 2023.

Finite Life Intangibles and Long-Lived Assets

Finite life intangible assets and long-lived assets include non-compete agreements, licenses, and customer relationships. The Company evaluates the recoverability of finite life intangible assets and other long-lived assets, such as property and equipment, when events or circumstances indicate that these assets may not be recoverable. There were no indicators that would suggest an impairment-triggering event has occurred. All finite life intangible assets are amortized over their estimated useful lives using the straight-line method.

Other Noncurrent Assets

Other noncurrent assets consist of security deposits on long-term operating leases and internal-use software, which the Company amortizes over a useful life of five years (see Note 8).

Deferred Financing Fees

Deferred financing fees are capitalized and amortized to interest expense over the estimated term of the related debt. During the years ended December 31, 2024 and 2023, the Company incurred financing fees of

F-1-2-12

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

approximately $3,378,000 and $3,993,000, respectively. Amortization of deferred financing fees was approximately $3,586,000 and $1,917,000 for the years ended December 31, 2024 and 2023, respectively. Amortization of deferred financing fees is included as a component of interest expense on the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue from collision repair services upon completion and delivery of the repaired vehicle to the customer. The Company determines completion of a repair to be the performance obligation that is distinct and the point at which control of the asset passes to the customer. Revenue is measured at the value of consideration to be received net of discounts.

The Company collects various taxes from customers and remits these amounts to applicable taxing authorities. The Company’s policy is to exclude these taxes from sales and cost of sales.

The Company receives payments in advance of collision repair services performed. The payments in advance are initially deferred and recognized at completion of the collision repair services, generally within 12 months. As of December 31, 2024 and 2023, deferred revenue was approximately $7,995,000 and $7,701,000, respectively.

Vendor Rebates

The Company receives rebates from its vendors for purchases of inventory based on contractual terms. The Company accounts for vendor rebates as a reduction of cost of sales when earned. Vendor rebates receivable are established for vendor rebates earned but not received. During the years ended December 31, 2024 and 2023, the Company earned vendor rebates totaling approximately $11,635,000 and $10,707,000 respectively. Vendor rebates receivable totaled approximately $1,894,000 and $2,029,000 as of December 31, 2024 and 2023, respectively. Vendor rebates receivable are included in accounts receivable on the accompanying consolidated balance sheets.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $160,000 and $460,000 for the years ended December 31, 2024 and 2023, respectively. Advertising costs are included in selling, general, and administrative expenses in the consolidated statements of operations.

Income and State Franchise Taxes

The Company has elected by consent of its members to be treated as a partnership under Internal Revenue Code (“IRC”) provisions. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of the entity’s taxable income; accordingly, the accompanying consolidated financial statements do not reflect a provision or liability for federal and state income taxes.

The Company is subject to state franchise tax obligations for collision repair centers operating in Kentucky, Tennessee, and Texas. During the years ended December 31, 2024 and 2023, the Company expensed approximately $946,000 and $655,000, respectively, for state franchise tax obligations.

F-1-2-13

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Concentrations

During the years ended December 31, 2024 and 2023, the Company earned approximately 59% and 58% of its revenue from four insurance payors. Approximately 57% and 53% of accounts receivable as of December 31, 2024 and 2023 were due from these four insurance payors.

The Company purchases substantially all of its paint products from two suppliers. Total purchases from those suppliers were approximately $22,109,000 and $18,153,000 during the years ended December 31, 2024 and 2023, respectively.

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1  Quoted market prices in active markets for identical assets or liabilities

Level 2  Observable market-based inputs or observable inputs corroborated by market data

Level 3  Unobservable inputs reflecting the reporting entity’s own assumptions

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

In connection with certain acquisitions, the Company initially records contingent consideration at fair value as of the related transaction date and is required to be remeasured at fair value on a recurring basis until the contingency is resolved (see Note 13). The fair value is determined by applying the income approach and is categorized as Level 3.

The values assigned to the acquired net assets (see Note 3) were derived primarily from the allocation of the consideration paid using various valuation methodologies utilizing Level 3 inputs and are not remeasured to fair value on a recurring basis.

Share-Based Compensation

Certain of the Company’s employees are party to a share-based compensation arrangement established by JHCC Management, Inc., an affiliate of the Company, as approved by the Board of Managers. Management accounts for the awards granted by JHCC Management, Inc. to its employees in accordance with ASC 718, Compensation – Stock Compensation.

The Company evaluates financial instruments awarded in share-based payment transactions as either (i) equity- or (ii) liability-classified awards. The Company accounts for forfeitures of nonvested awards in the period in which they occur (see Note 12).

F-1-2-14

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Self-Insurance

The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from non-insured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure for individual claims up to $150,000 and aggregate claims up to $19,425,000.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities at the lease commencement date. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company evaluates the likelihood of exercising renewal options contained in lease agreements, and if considered reasonably certain of being exercised, the extended term is included in the initial measurement of the lease liability. The Company determines lease classification as operating or finance at the lease commencement date. Finance lease ROU assets are included in property and equipment on the consolidated balance sheets. The Company combines lease and non-lease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities for its leased facilities.

At lease inception, the lease liability is measured at the present value of the lease payments over the lease term. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid or deferred rent, and lease incentives. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect lease payments made. The ROU asset is subsequently measured by reducing the carrying amount for amortization.

The Company has made a policy election to use a risk-free rate (the rate of a zero-coupon U.S. Treasury instrument) for the initial and subsequent measurement of all operating lease liabilities or the implicit rate in the lease if it is readily determinable. The risk-free rate is determined using a period comparable with the lease term.

The lease term may include options to extend or to terminate the lease that the Company is reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected not to record leases with an initial term of 12 months or less on the consolidated balance sheets. Lease expense on such leases is recognized on a straight-line basis over the lease term.

Note 3. Acquisitions

During the year ended December 31, 2024, the Company completed 41 acquisitions which included all of the assets of 51 collision repair centers located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Maryland, Missouri, Mississippi, Ohio, Oklahoma, South Carolina, Texas, Virginia and West Virginia in order to expand market presence and scale operations. The fair value of consideration paid for the acquisitions was $150,363,997 in the aggregate, consisting of $139,633,997 in cash and $10,730,000 in holdbacks payable to sellers. As a result of the acquisitions, the Company recognized $1,999,052 of inventory, $13,806,961 of fixed assets, $34,135 of other assets, $2,962,443 of right of use assets and operating lease liabilities, $2,640,200 in non-compete agreements, and $131,883,649 of goodwill.

During the year ended December 31, 2023, the Company completed 32 acquisitions which included all of the assets of 41 collision repair centers located in Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana,

F-1-2-15

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Maryland, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, and Virginia in order to expand market presence and scale operations. The fair value of consideration paid for the acquisitions was $77,505,365 in the aggregate, consisting of $68,809,115 in cash, $1,331,250 in notes payable to sellers, $7,165,000 in holdbacks payable to sellers, and $200,000 in contingent consideration. As a result of the acquisitions, the Company recognized $1,821,771 of inventory, $6,737,961 of fixed assets, $2,635,000 of non-compete agreements, and $66,310,633 of goodwill.

The acquisitions were accounted for using the acquisition method; accordingly, consideration was allocated to the net identifiable assets acquired based upon their estimated fair values at the date of acquisition. The goodwill arising from the acquisitions consists largely of the assembled workforce, synergies, and economics of scale expected from combining the operations of the Company and the acquired locations. Goodwill recognized in connection with acquisitions is expected to be fully deductible for tax purposes. The results of operations reflect the revenues and expenses of the acquired collision repair centers from the dates of acquisition. Acquisitions were financed through a combination of cash flows from current operations, borrowings under the Company’s credit facility (see Note 9), and issuance of membership units (see Note 12).

As part of the acquisitions, the Company incurred approximately $2,955,000 and $2,109,000 of acquisition-related expenses during the years ended December 31, 2024 and 2023, respectively, which are included in acquisition and store opening costs on the accompanying consolidated statements of operations.

Asset purchase agreements generally provide for holdbacks payable to sellers within 120- to 180-days of close. There are generally no contingencies associated with the payment of such amounts. Holdbacks payable of approximately $5,353,000 and $1,794,000 are included in other current liabilities on the accompanying balance sheets as of December 31, 2024 and 2023, respectively.

Certain asset purchase agreements provide for contingent earnout payments based on the achievement of revenue benchmarks, as defined in each agreement. The measurement period for such arrangements is generally 12 months. As of December 31, 2024, measurement periods for contingent earnout arrangements extended through September 30, 2025. The estimated acquisition-date fair value of contingent consideration relating to agreements entered into in 2024 and 2023 was $0 and $955,000, respectively. Purchase agreements generally limit payment to a stated maximum. The aggregate stated maximum amount payable under purchase agreements entered into in 2024 and 2023 was $6,325,000 and $3,750,000, respectively. The Company entered into one purchase agreement in 2024 and 2023 which lacked a stated maximum and allowed for payment equal to total sales in excess of the revenue benchmark defined in each agreement.

Note 4. Inventory

Inventory consisted of the following as of December 31:

	2024	2023
Parts and materials	$2,489,326	$3,990,002
Work in process	12,118,440	8,530,799

	14,607,766	12,520,801
Inventory reserve	(723,000)	(286,729)

	$13,884,766	$12,234,072

F-1-2-16

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 5. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2024	2023
Equipment and vehicles	$85,083,455	$56,328,599
Office equipment and computers	13,087,568	11,667,863
Furniture and fixtures	12,305,815	10,509,845
Leasehold improvements	12,104,884	9,511,466
Land	1,065,040	1,065,040
Construction in progress	8,735,431	8,119,480

	132,382,193	97,202,293
Accumulated depreciation	(36,044,930)	(24,474,432)

	$96,337,263	$72,727,861

Depreciation expense was approximately $11,570,000 and $8,442,000 for the years ended December 31, 2024 and 2023, respectively.

Note 6. Assets Held for Sale

Assets held for sale as of December 31, 2023 consist of a property which the Company was actively marketing. The fair value of assets held for sale was approximately $2,878,000 as of December 31, 2023. No impairment was recognized upon classification as held for sale. During 2024, the Company sold the property for $3,000,000 and recognized a gain of approximately $122,000 which is included in gain on disposal of property and equipment in the accompanying consolidated statements of operations.

Note 7. Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill consisted of the following as of December 31:

	2024	2023
Beginning balance	$326,850,637	$260,540,004
Goodwill related to acquisitions of businesses	131,883,649	66,310,633

	$458,734,286	$326,850,637

F-1-2-17

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

The purchase price allocations from the Company’s historical acquisitions resulted in the following intangible assets as of December 31:

	2024
	Useful Life	Gross Value	Accumulated Amortization	Net Value
Tradename		$116,000,000	$—	$116,000,000
Intangible assets subject to amortization, net
Non-compete agreements	5 years	9,486,120	(4,568,809)	4,917,311
Customer relationships	15 years	194,000,000	(68,654,443)	125,345,557

		$319,486,120	$(73,223,252)	$246,262,868

	2023
	Useful Life	Gross Value	Accumulated Amortization	Net Value
Tradename		$116,000,000	$—	$116,000,000
Intangible assets subject to amortization, net:
Non-compete agreements	5 years	6,845,920	(3,481,716)	3,364,204
Customer relationships	15 years	194,000,000	(55,721,110)	138,278,890

		$316,845,920	$(59,202,826)	$257,643,094

The weighted-average useful life of intangible assets subject to amortization as of December 31, 2024, was 8.90 years. Amortization expense on intangible assets was approximately $14,020,000 and $13,733,000 for the years ended December 31, 2024 and 2023, respectively. Estimated annual amortization expense on intangible assets subject to amortization is as follows for the years ending December 31:

2025	$14,174,000
2026	14,098,000
2027	14,073,000
2028	13,773,000
2029	13,202,000
Thereafter	60,942,868

$130,262,868

Note 8. Other Noncurrent Assets

Other noncurrent assets consisted of the following as of December 31:

	2024	2023
Security deposits	$1,205,492	$926,600
Internal-use software, net	6,832	40,261

	$1,212,324	$966,861

Amortization expense on internal-use software was approximately $33,000 and $45,000 for the years ended December 31, 2024 and 2023, respectively.

F-1-2-18

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 9. Long-Term Debt

The Company’s long-term debt consisted of the following as of December 31:

	2024	2023
Term Loan (9.58% and 10.75% as of December 31, 2024 and 2023, respectively)	$199,080,000	$201,096,000
Delayed Draw Term Loan (9.58% and 10.75% as of December 31, 2024 and 2023, respectively)	57,633,956	58,217,591
Revolving Credit Facility (11.75% and 12.75% as of December 31, 2024 and 2023, respectively)	10,000,000	—
2021-A Delayed Draw Term Loan (9.58% and 10.75% as of December 31, 2024 and 2023, respectively)	58,742,548	59,337,410
2021-A Incremental Term Loan (9.58% and 10.75% as of December 31, 2024 and 2023, respectively)	8,709,750	8,797,950
2023-A Incremental Term Loan (9.58% and 12.25% as of December 31, 2024 and 2023, respectively)	19,700,625	19,900,125
2023-B Incremental Term Loan (9.58% and 11.10% as of December 31, 2024 and 2023, respectively)	19,800,000	20,000,000
2023-B Incremental Delayed Draw Term Loan (9.58% as of December 31, 2024)	79,550,750	—
2024-A Delayed Draw Term Loan (9.58% as of December 31, 2024)	68,399,750	—
Notes payable to sellers (8.00% as of December 31, 2024 and 2023)	1,183,479	1,331,250
Promissory note	61,426	—

	522,862,284	368,680,326
Unamortized deferred financing costs	(6,611,856)	(6,820,679)

	516,250,428	361,859,647
Current portion	(6,299,653)	(3,673,491)

	$509,950,775	$358,186,156

The Credit Facility

On September 9, 2019, the Company executed a credit agreement (the “Credit Agreement”) with a syndicate of lenders. As of December 31, 2023, the Credit Agreement provided for a $210 million term commitment (“Term Loan”), a $60 million delayed draw term loan (“Delayed Draw Term Loan”), $20 million of borrowing capacity in a revolving line of credit (“Revolving Credit Facility”), a $60 million delayed draw term loan (“2021-A Delayed Draw Term Loan”), and a $9 million incremental delayed draw term loan (“2021-A Incremental Term Loan”).

During 2023, the Credit Agreement was amended to provide for additional incremental term loans in the aggregate principal amount of $40 million (“2023-A and -B Incremental Term Loan”) and an additional delayed draw term loan in the aggregate principal amount of $80 million (“2023-B Incremental Delayed Draw Term Loan”). No amounts were outstanding under the 2023-B Incremental Delayed Draw Term Loan as of December 31, 2023.

F-1-2-19

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

During 2024, the Credit Agreement was amended to provide for an additional delayed draw term loans in the aggregate principal amount of $75 million (“2024-A Delayed Draw Term Loan”) and additional incremental term loans in the aggregate principal amount of $50 million (“2024-B Incremental Delayed Draw Term Loan”). No amounts were outstanding under the 2024-B Incremental Term Loan as of December 31, 2024.

As of December 31, 2024 and 2023, the interest rate associated with borrowings under the Credit Agreement was based on Secured Overnight Financing Rate (“Term SOFR”) plus a margin of 4.25% to 6.75%, as determined by financial metrics defined by the Credit Agreement.

The Term Loan requires quarterly principal payments at 0.25% of the aggregate principal amount of term loans. Additionally, the Revolving Credit Facility and the Delayed Draw Term Loan commitments provide for an unused commitment fee payable quarterly. The Company is required to make an annual mandatory principal payment to the extent the Company realizes excess cash flow, as defined in the Credit Agreement. There was no excess cash flow requirement as of December 31, 2024.

The Credit Agreement, as amended, is secured by substantially all of the Company’s assets and matures on September 9, 2027.

Notes Payable to Sellers

During 2023, the Company executed note payable agreements in connection with certain acquisitions for principal amounts totaling $1,331,250. The notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears. Principal and any unpaid interest is due in full on December 31, 2025.

Promissory Notes

During 2024, the Company executed a promissory note with a former employee for the principal amount of $61,426. The note is non-interest bearing and matures upon a change in control of the Company, as defined in the agreement.

Future Maturities

As of December 31, 2924, the future maturities of the Company’s long-term debt are as follows:

2025	$6,299,653
2026	5,116,175
2027	511,385,030
2028	—
2028	—
Thereafter	61,426

$522,862,284

Note 10. Employee Benefit Plan

The Company sponsors a 401(k) plan that covers all eligible employees as defined by the plan agreement. Eligible employees are employees who are employed for one year and are at least 21 years of age. The plan

F-1-2-20

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

permits a deferral up to the maximum IRS-allowed limits, with a Company match equal to 50% on the first 6% deferred. Company contributions to the plan were approximately $1,615,000 and $1,266,000 for the years ended December 31, 2024 and 2023, respectively.

Note 11. Leases

The Company leases collision repair centers under non-cancelable operating lease agreements. Certain centers are leased from related parties as described in Note 14. The lease terms are generally for a period of 10 to 20 years with options that permit renewals for additional periods and typically include escalating lease payments.

Lease Term and Discount Rate

The weighted average remaining lease term and discount rate are as follows as of December 31:

	2024	2023
Weighted average lease term – operating leases	9.17 years	8.89 years
Weighted average discount rate – operating leases	3.35%	2.69%

Lease Costs

Operating lease cost during the years ended December 31, 2024 and 2023 totaled $36,504,382 and $28,020,739, respectively.

Future undiscounted cash flows under the Company’s operating lease agreements are as follows for years ended December 31:

2025	$39,793,513
2026	39,948,345
2027	39,077,066
2028	38,675,176
2029	35,691,729
Thereafter	148,001,949

Total minimum lease payments	341,187,778
Amount representing interest	(49,298,106)

Present value of future minimum lease payments	291,889,672
Current obligations under leases	(31,302,935)

Long-term lease obligations	$260,586,737

Note 12. Members’ Equity

As of December 31, 2024 and 2023, the Company had 344,424,518 issued and outstanding membership units. Each unit is entitled to one vote.

During the year ended December 31, 2023, the Board of Managers authorized and issued 28,708,182 Class P Preferred Units. The Class P Preferred Units have liquidation preference over all other classes of units in a liquidation event. The Class P Preferred Units take the form of a convertible preferred security with 12% PIK compounded annually.

F-1-2-21

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

The Company had 238,716,336 and 77,000,000 Class T Common Units and Class R Common Units, respectively, as of December 31, 2024 and 2023. The Class T Common Units and Class R Comon Units are subordinate to Class P Preferred Units in a liquidation event.

Equity Incentive Plan

The Company established the JHCC Holdings Parent LLC 2019 Management Incentive Plan (the “Plan”), which is administered by the Company’s Board of Managers. Under the Plan, the Company may grant Class M Common Units to eligible individuals including, but not limited to, employees and service providers of the Company. The Plan permits such eligible individuals to receive Class M Common Units. The Class M Common Units issued under the Plan shall represent interests in the profits and losses, but not the capital, of the Company. The Class M Common Units issued pursuant to the Plan are subject to vesting terms including service (time-based) vesting and performance vesting, if any, a participation threshold, and/or any other terms set forth in the applicable grant agreements by and between the Company and the holder of the Class M Common Units. Generally, the service vesting units allows for vesting over a five-year period following the grant date. The performance vesting units shall vest upon a change in control event and achieving certain market conditions, as defined by the Plan. The Class M Common Units are non-voting. The Board of Managers have approved 39,021,120 of Class M Common Units for the Plan.

A summary of option activity under the Plan during the years ended December 31, 2024 and 2023, is presented below:

Outstanding, January 1, 2023	34,503,005
Granted	3,074,215
Forfeited	(350,000)

Outstanding, December 31, 2023	37,677,220
Granted	500,000
Forfeited	(277,500)
Repurchased	(72,500)

Outstanding, December 31, 2024	37,827,220

The Company has determined these awards are equity-classified awards. Equity-classified awards are measured at the grant date fair value as determined by management using valuation techniques and assumptions including exit multiples of market participants. The related compensation cost is recognized ratably over the requisite service period for awards with service condition vesting. The compensation cost related to such Class M Units was approximately $463,000 and $643,000 during the years ended December 31, 2024 and 2023, respectively, which is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2024, there was approximately $2,987,000 of unrecognized compensation costs related to unvested Class M units.

Note 13. Commitments and Contingencies

Litigation, Claims and Assessments

The Company is subject to lawsuits, administrative proceedings and demands that arise in the ordinary course of business and which typically involve claims from customers, employees and others related to operational, employment,

F-1-2-22

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

real estate, and other issues common to the automotive service industry. A number of these claims may exist at any given time. The Company maintains coverage with a third-party insurer to limit its total exposure. The Company believes that most of its customer claims will be covered by its general liability insurance, subject to coverage limits. Punitive damages awards and employee unfair practice claims, however, are not covered by the Company’s general liability insurance. To date, the Company has not been ordered to pay any material punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims. The Company could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether the Company is ultimately determined to be liable. It is possible that future results of operations could be impacted by changes in circumstances relating to lawsuits, proceedings, or claims.

Substantially all collision repair centers are subject to federal, state, and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had any material effect upon capital expenditures, earnings, financial condition, liquidity, or competitive position. Management believes the Company’s current practices and procedures for the control and disposition of such materials comply with applicable federal, state, and local requirements.

Self-Insured Health Care

The Company is self-insured to cover its employees’ health care costs. The Company is liable for losses on individual claims up to a defined per claim amount of $150,000. The Company maintains third-party insurance coverage for any losses in excess of those claim amounts. Self-insurance costs are accrued based on claims reported as of the consolidated balance sheet date as well as an estimated liability for claims incurred but not reported. The Company accrued approximately $855,000 and $720,000 as of December 31, 2024 and 2023, respectively, for its claims which is included as a component of accrued payroll and related liabilities on the accompanying consolidated balance sheets.

Contingent Consideration Related to Acquisitions

In connection with certain acquisitions of collision repair centers, the Company entered into contingent consideration agreements whereby additional purchase consideration may be earned for achieving specified benchmarks. The Company estimates and records these liabilities at fair value on the dates of acquisition. The liability is subsequently remeasured each reporting date until the contingency is resolved. The fair value of contingent consideration was approximately $0 and $955,000 as of December 31, 2024 and 2023, respectively, and is included as a component of other current liabilities on the accompanying consolidated balance sheets. During 2023, the Company recognized an adjustment in fair value of contingent consideration of $676,000 based on the performance of the acquired stores during the measurement period which is included in other income on the accompanying consolidated statements of operations. No fair value adjustments were recorded during 2024.

Warranty Costs

The Company is contractually obligated to cover certain warranty costs after repairs have been completed. Warranty costs incurred related to repair services performed were not material to the consolidated financial statements.

F-1-2-23

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 14. Related-Party Transactions

The Company leases various real estate from companies which are primarily owned by certain officers of the Company. Under those leases, the Company paid approximately $7,070,000 and $6,491,000 of rent during the years ended December 31, 2024 and 2023, respectively.

Note 15. Subsequent Events

The Company has evaluated subsequent events through June 10, 2025, the date that the consolidated financial statements were available to be issued.

Subsequent to December 31, 2024, the Company executed four transactions for the purchase of collision repair centers for an aggregate purchase price of approximately $16,475,000.

Subsequent to December 31, 2024, the Company received approximately $30,100,000 from existing delayed draw term loans under the Credit Agreement.

F-1-2-24

BOYD GROUP SERVICES INC.

Unaudited Pro Forma Combined Consolidated Financial Information

For the Year Ended December 31, 2024

and

As at and for the Six Months Ended June 30, 2025

F-1-3-1

BOYD GROUP SERVICES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2025

(thousands of U.S. dollars)

			Transaction Accounting Adjustments
	BGSI (Historical)	JHCC (Adjusted) (Note 4)	Acquisition Adjustments	Notes	Financing Adjustments	Notes	Pro forma Consolidated
Assets
Current assets:
Cash	$14,685	$7,038	$(1,300,000)	3(a)	747,925	3(a)(i)	$39,685
			(7,038)	3(b)	577,075	3(a)(ii)
Accounts receivable	139,542	26,932	—		—		166,474
Income taxes recoverable	4,276	—	6,500	3(g)	—		10,776
Inventory	66,552	12,608	—		—		79,160
Prepaid expenses	41,949	3,069	—		—		45,018

	267,004	49,647	(1,300,538)		1,325,000		341,113
Property, plant and equipment	563,939	97,252	25,700	3(b)(ii)	—		686,891
Right of use assets	653,251	236,703	5,422	3(b)(vii)	—		895,376
Deferred income tax asset	3,018	—	—		—		3,018
Intangible assets	335,668	239,365	177,135	3(b)(iii)	—		752,168
Goodwill	654,918	473,774	305,612	3(b)(iv)	—		1,434,304
Other long-term assets	12,153	1,355	—		—		13,508

	$2,489,951	$1,098,096	$(786,669)		$1,325,000		$4,126,378

Liabilities and equity
Current liabilities:
Accounts payable and accrued liabilities	$327,939	$55,998	$25,000	3(c)	$—		$408,937
Dividends payable	2,395	—	—		—		2,395
Current portion of long-term debt	5,519	6,574	(6,574)	3(b)(v)	375,000		380,519
Current portion of lease liabilities	118,697	22,487	—		—		141,184

	454,550	85,059	18,426		375,000		933,035
Long-term debt	514,993	535,292	(535,292)	3(b)(v)	202,075	3(a)(ii)	717,068
Lease liabilities	616,948	219,638	—		—		836,586
Deferred income tax liability	60,505	—	6,804	3(b)(vi)	—		67,309
Unearned rebates	3,656	—	—		—		3,656

	1,650,652	839,989	(510,062)		577,075		2,557,654

Equity
Accumulated other comprehensive earnings	53,244	—	—		—		53,244
Retained Earnings	178,665	(99,060)	99,060	3(d)	—		160,165
			(18,500)	3(c)	—		—
Shareholders’ capital	599,885	—	—		747,925	3(a)(i)	1,347,810
Paid-in capital	—	357,167	(357,167)	3(d)	—		—
Contributed surplus	7,505	—	—		—		7,505

	839,299	258,107	(276,607)		747,925		1,568,724

	$2,489,951	$1,098,096	$(786,669)		$1,325,000		$4,126,378

F-1-3-2

BOYD GROUP SERVICES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the six months ended June 30, 2025

(thousands of U.S. dollars, except unit and per unit amounts)

			Transaction Accounting Adjustments
	BGSI (Historical)	JHCC (Adjusted) (Note 4)	Acquisition Adjustments	Note	Financing Adjustments	Note	Pro forma Consolidated
Sales	$1,558,730	$376,881	$—		$—		$1,935,611
Cost of sales	833,998	206,507	—		—		1,040,505

GROSS PROFIT	724,732	170,374	—		—		895,106

EXPENSES
Operating expenses	550,401	116,315	—		—		666,716
Acquisition and transformational cost initiatives	13,773	767	—		—		14,540
Depreciation of property, plant and equipment	42,394	6,766	1,285	3(e)	—		50,445
Depreciation of right of use assets	63,414	13,268	304	3(b)(vii)	—		76,986
Amortization of intangible assets	13,548	7,097	4,429	3(e)	—		25,074
Fair value adjustments	1	—	—		—		1
Finance costs	35,855	36,058	—		(9,906)	3(f)	62,007

	719,386	180,271	6,018		(9,906)		895,770

EARNINGS (LOSS) BEFORE INCOME TAXES	5,346	(9,897)	(6,018)		9,906		(664)

INCOME TAX EXPENSE (RECOVERY)
Current	10,634	550	(5,492)	3(g)	2,575	3(g)	8,267
Deferred	(8,073)	—	1,354	3(g)	—		(6,719)

	2,561	550	(4,138)		2,575		1,548

NET EARNINGS (LOSS)	$2,785	$(10,447)	$(1,880)		$7,330		$(2,212)

Basic earnings per share	$0.13					5	$(0.08)
Diluted earnings per share	$0.13					5	$(0.08)

F-1-3-3

BOYD GROUP SERVICES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2024

(thousands of U.S. dollars, except unit and per unit amounts)

			Transaction Accounting Adjustments
	BGSI (Historical)	JHCC (Adjusted) (Note 4)	Acquisition Adjustments	Note	Financing Adjustments	Note	Pro forma Consolidated
Sales	$3,070,342	$669,647	$—		$—		$3,739,989
Cost of sales	1,673,834	368,110	—		—		2,041,944

GROSS PROFIT	1,396,508	301,537	—		—		1,698,045

EXPENSES
Operating expenses	1,061,689	208,373	—		—		1,270,062
Acquisition and transformational cost initiatives	9,879	4,851	25,000	3(c)	—		39,730
Depreciation of property, plant and equipment	75,498	11,604	2,570	3(e)	—		89,672
Depreciation of right of use assets	123,512	26,660	484	3(b)(vii)	—		150,656
Amortization of intangible assets	26,309	14,020	8,857	3(e)	—		49,186
Fair value adjustments	(952)	—	—		—		(952)
Finance costs	68,913	67,657	—		(15,136)	3(f)	121,434

	1,364,848	333,165	36,911		(15,136)		1,719,788

EARNINGS (LOSS) BEFORE INCOME TAXES	31,660	(31,628)	(36,911)		15,136		(21,743)

INCOME TAX EXPENSE (RECOVERY)
Current	7,667	946	(12,548)	3(g)	3,935	3(g)	—
Deferred	(551)	—	5,272	3(g)	—		4,721

	7,116	946	(7,276)		3,935		4,721

NET EARNINGS (LOSS)	$24,544	$(32,574)	$(29,635)		$11,201		$(26,464)

Basic earnings per share	$1.14					5	$(0.99)
Diluted earnings per share	$1.14					5	$(0.99)

F-1-3-4

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

1.	GENERAL INFORMATION

Boyd Group Services Inc. (“BGSI” or the “Company”) is a Canadian corporation that controls The Boyd Group Inc. and its subsidiaries.

The Company’s business consists of the ownership and operation of autobody/autoglass repair facilities and related services. The Company operates locations in Canada under the trade name Boyd Autobody and Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates Gerber Nation Claim Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) that offers mobile calibration and diagnostic services.

The shares of the Company are listed on the Toronto Stock Exchange and trade under symbol “BYD.TO”. The head office and principal address of the Company are located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, R3H 1A6.

2.	BASIS OF PRESENTATION

On October 29, 2025, the Company announced a definitive equity purchase agreement and plan of merger (the “Agreement”) to acquire the assets and business of JHCC Holdings Parent, LLC and Subsidiaries (collectively “JHCC”), which owns and operates 258 collision repair centers in Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Missouri, Mississippi, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and West Virginia that largely operates under the brand name Joe Hudson’s Collision Center (the “Acquisition”).

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements of JHCC have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited pro forma combined consolidated financial information utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2024 and were prepared in accordance with recognition and measurement principles of IFRS. For purposes of preparing the unaudited pro forma combined consolidated financial information, the Company has made certain adjustments for differences between U.S. GAAP and IFRS and reclassifications to the consolidated balance sheet and the consolidated statement of operations of JHCC to conform to the presentation adopted by the Company under IFRS (Note 4).

The Acquisition has been accounted for using the acquisition method. Based on the purchase price calculation as detailed in the Agreement, the estimated net purchase price for JHCC is $1.3 billion which will be paid in cash to the owners of JHCC (“Cash Consideration”). The Company has fully committed bridge financing (“Bridge Facility”) in place and intends to fund the purchase price for the acquisition of JHCC, together with related financing fees and transaction expenses, by way of the following: (i) US$747.9 million from the net proceeds of an equity offering, excluding any net proceeds from the exercise of the underwriters’ option to purchase additional shares; (ii) US$210.0 million of drawings under an amended revolving credit facility; and (iii) US$375.0 million of drawings under bridge credit facilities or net proceeds from one or more future offerings of additional senior unsecured notes. The Company has

F-1-3-5

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. for US$1.155 billion of Bridge Facility. The Company also expects to amend the credit agreement for our revolving credit facility to, among other things, increase its size from US$575.0 million to US$775.0 million pursuant to the existing accordion feature of the existing revolving credit facility. The Canadian charted bank affiliates of TD Securities Inc. and National Bank Financial Inc. have consented to such amendments, conditional on the acquisition being completed. Their consents represent the consent of the majority lenders under our existing credit agreement. The chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. will be lenders under our amended revolving credit facility. The acquisition is not subject to a financing condition.

It is management’s opinion that the pro forma combined consolidated financial information include all adjustments necessary for the fair presentation, in all material respects, of the pro forma combined consolidated financial information as if the Acquisition had occurred as of June 30, 2025 on the unaudited pro forma consolidated statement of financial position and as of January 1, 2024 on the unaudited pro forma consolidated statement of earnings. The adjustments and assumptions required to reflect the transactions as of the applicable dates are described in Note 3. In preparing the pro forma combined consolidated financial information, no adjustments were made to reflect operating synergies that may result from the acquisition. The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it indicative of future results that may occur.

The pro forma adjustments and purchase price allocation have been determined from information available to the management of the Company at this time and incorporates and reflects management’s preliminary assessment of the fair value of the net assets acquired. The allocation of the purchase price to the assets and liabilities of JHCC will be finalized after the fair values of the assets and liabilities have been determined and, accordingly, the purchase price allocation is subject to change.

The unaudited pro forma combined consolidated financial information of the Company has been prepared as follows:

(a)

unaudited pro forma consolidated statement of financial position as at June 30, 2025, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 3 as if those had occurred on June 30, 2025, based on the unaudited interim condensed consolidated statement of financial position of the Company as at June 30, 2025 and the unaudited interim consolidated balance sheet of JHCC as at June 30, 2025;

(b)

unaudited pro forma consolidated statement of earnings for the year ended December 31, 2024, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Notes 3 as if those had occurred on January 1, 2024, based on the consolidated statement of earnings for the year ended December 31, 2024 and the consolidated statement of operations of JHCC for the year ended December 31, 2024;

(c)

unaudited pro forma consolidated statement of earnings for the six months ended June 30, 2025, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Notes 3 as if those had occurred on January 1, 2024, based on the unaudited interim condensed consolidated statement of earnings of the Company for the six months ended June 30, 2025 and the unaudited statement of operations of JHCC for the six months ended June 30, 2025;

F-1-3-6

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

The unaudited pro forma consolidated financial information should be read in conjunction with the audited financial statements of JHCC as at and for the years ended December 31, 2024 and 2023, including the notes thereto, the unaudited consolidated interim financial statements of JHCC as at June 30, 2025 and for the six months ended June 30, 2025 and 2024, including the notes thereto included in the prospectus supplement, and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023, including the notes thereto, and the unaudited consolidated interim financial statements of the Company as at June 30, 2025 and for the three and six months ended June 30, 2025 and 2024, including the notes thereto, incorporated by reference in the prospectus supplement.

3.	PRO FORMA ADJUSTMENTS

The pro forma adjustments have been prepared by the Company using available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma combined consolidated financial information are as follows:

a.	Financing

Prior to the Acquisition closing, the Company will raise $1.3 billion through the issuance of equity and also through utilization of the revolving credit facility and Bridge Facility including:

i.	Equity raising

Fair value of 5,202,516 shares issued at US$153.77 per share	$780,000
Less: Expenses	(2,825)
Less: Underwriters commission	(29,250)

Net proceeds	$747,925

The equity raising will provide an assumed $747.9 million in net proceeds through the sale of 5,202,516 BGSI shares at a price of C$214.65 or US$153.77 per share based on the 10-day volume-weighted average price of common shares of BGSI for the period up to and including October 28, 2025, and less an assumed discount to such price of 2.5%, less expected underwriters commissions.

ii.	Revolving credit facility and Bridge Facility drawdown

Bridge Loan Facility	$375,000
Revolving credit facility	210,000
Less: Debt issuance costs	(7,825)
Less: Expenses	(100)

Net proceeds	$577,075

The company has obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. for US$1.155 billion under a bridge credit facility. We also expect to amend the credit agreement for our revolving credit facility to, among other things, increase its size from US$575.0 million to US$775.0 million pursuant to the accordion feature of our existing revolving credit facility. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have consented to such amendments, conditional on the acquisition being completed. Their consents represent the consent of the majority lenders under the existing credit agreement.

F-1-3-7

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

To finance the cash consideration for the Transaction, it is expected that BGSI will (a) use cash on hand, (b) obtain and borrow loans under the revolving credit facility and (c) obtain and borrow under other sources of permanent financing prior to the Closing, such that the Bridge Facility would not be drawn. In the event that, at or before the time the Transactions are consummated, the aggregate gross proceeds of the other sources of permanent financing are less than $1.15 billion, BGSI would obtain and borrow loans under the Bridge Facility. In the event that, at or before the time the Transactions are consummated, the aggregate gross proceeds of the other sources of permanent financing are more than $1.15 billion, then BGSI may not borrow the full amount available under the Bridge Facility. For purposes of the pro forma consolidated financial information, it has been assumed that the Bridge Facility will be drawn in the amount of $375.0 million.

The BGSI bridge loan is a senior unsecured 364-day facility. The assumed aggregate effective interest rate of the combined revolving credit facility and Bridge Facility for purposes of the pro forma consolidated statement of earnings is 6.5%.

b.	Purchase Price Allocation on Acquisition

The Company has preliminarily allocated the purchase price for JHCC as follows:

Identifiable net assets acquired at fair value:	Historic values	FV adjustments	Note	$
Other current assets	42,609	—	3(b)(i)	42,609
Property, plant and equipment	97,252	25,700	3(b)(ii)	122,952
Right of use assets	236,703	5,422	3(b)(vii)	242,125
Intangible assets	239,365	177,135	3(b)(iii)	416,500
Other long-term assets	1,355	—	3(b)(i)	1,355
Current liabilities	(55,998)	—	3(b)(i)	(55,998)
Lease liabilities	(242,125)	—	4(a)	(242,125)
Deferred income tax liability	—	(6,804)	3(b)(vi)	(6,804)

Identifiable net assets acquired				520,614
Goodwill			3(b)(iv)	779,386

Total purchase consideration				1,300,000

Pursuant to the Agreement, the estimated net purchase price for the acquisition is $1.3 billion for the outstanding shares of JHCC assuming that JHCC will be delivered free of debt and cash, along with an appropriate, normalized working capital.

Under the acquisition method, the acquired tangible and intangible assets and assumed liabilities of the acquired entity are primarily measured at their estimated fair value at the date of Acquisition. Certain goodwill and intangibles recognized on the Acquisition are deductible for tax purposes. As a result of the Acquisition, the Company will gain tax shield that will reduce the amount of cash taxes that would otherwise be paid. This is in the form of the tax deductibility of intangibles, including goodwill, added as part of the Acquisition.

The purchase price allocation is provisional at the date of this report, thus the amount of intangibles and goodwill, the split between those with a finite life and other intangibles, the expected future life of intangibles, and therefore amortization expense are all subject to ongoing valuation work. The preliminary purchase price as disclosed above may be revised as additional information becomes available. Further adjustments may be recorded in future periods as purchase price adjustments are finalized.

F-1-3-8

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

i)	The carrying value of other current assets, other long-term assets, current liabilities and lease liabilities are assumed to approximate fair value.

ii)

The Company has allocated a portion of the fair value to property, plant and equipment. The fair value of the property, plant and equipment is preliminary, and may change materially on the final valuation.

iii)

The Company has allocated a portion of the proceeds to intangible assets; namely brand names of $1.5 million and customer relationships of $415.0 million, which are expected to be realized through the Acquisition. The fair value of the intangible assets is preliminary, and may change materially on the final valuation. Customer relationships are amortized on a straight-line basis over the expected period of benefit of 20 years. Brand names which the Company continues to use in the conduct of its business are considered indefinite life because their value is not expected to degrade over time. To the extent the Company decides to discontinue the use of a certain brand, an estimate of the remaining useful life is made and the intangible asset is amortized over the remaining period.

iv)

The excess purchase price beyond the identifiable net assets and intangible assets has been allocated to goodwill based on management’s initial estimate. This allocation may change materially on the final valuation of the assets acquired and liabilities assumed in the Acquisition. The goodwill represents the fact the Acquisition creates synergies which will be achieved through direct and indirect procurement savings, internalization of scanning and calibration, efficiencies achieved through densification, and operational and administrative cost savings; includes a fully trained operational workforce; and provides growth and expansion opportunities.

v)	Prior to the Acquisition, JHCC will settle all of its long-term debt so the Company will not acquire any JHCC debt as part of the acquisition.

vi)

A deferred tax liability arises from the difference in accounting and tax basis on the intangible assets acquired through the Acquisition for which BGSI does not expect to obtain full tax basis on given the structure of JHCC. The amount has been calculated based on BGSI’s combined estimated effective US tax rate of 26%, including both federal and applicable state taxes. Subsequent adjustments to the deferred tax liability may occur based on the jurisdiction of certain intangible assets acquired and further consideration as to the fair values of the assets acquired and liabilities assumed. Any reduction in the deferred tax liability would result in a corresponding reduction in goodwill recorded on the transaction.

vii)

The right of use asset has been revalued to be equal to the lease liabilities on acquisition and therefore depreciation on the right of use asset has been adjusted in the statements of earnings to reflect the fair value adjustment.

c.	Acquisition transaction costs

Adjustment to reflect the estimated non-recurring transaction costs in connection with the Acquisition. The acquisition transaction costs are related to estimated banking, accounting, legal, tax and other costs associated with the completion of the Acquisition, by the Company. These costs have been included as a pro forma adjustment to retained earnings, accounts payable and income tax recoverable on the unaudited pro forma combined consolidated statement of financial position. Acquisition transaction costs of $25,000 have been recognized in Acquisition and transformational cost initiatives in the statement of earnings for the year ended December 31, 2024.

F-1-3-9

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

d.	JHCC’s Members’ Equity

The historical equity balances of JHCC’s members’ equity, including paid-in-capital and accumulated deficit have been eliminated on pro forma consolidation.

e.	Amortization and depreciation

A net increase in amortization of intangible assets of $4,429 for the six months ended June 30, 2025 and $8,857 for the year ended December 31, 2024 related to intangible assets recorded on acquisition has been recorded.

A net increase in depreciation of property, plant and equipment of $1,285 for the six months ended June 30, 2025 and a net increase of $2,570 for the year ended December 31, 2024 related to fair value of property, plant and equipment recorded on acquisition has been recorded.

f.	Interest

A decrease in interest expense of $9,906 for the six months ended June 30, 2025 and $15,136 for the year ended December 31, 2025 as a result of decreased debt levels and the interest rate on the BGSI Bridge Facility being lower than the interest rate on the JHCC long-term debt.

g.	Taxation

An estimated tax rate of 26% has been applied to the pro forma adjustments to account for tax impact of these transactions.

Historically, JHCC was treated as a partnership under the Internal Revenue Code provisions and under those provisions JHCC did not pay federal corporate taxes on their respective shares of the entity’s taxable income, instead members were liable for individual income taxes on their respective shares of the entity’s taxable income. Accordingly, the financial statements of JHCC do not reflect a provision or liability for federal or state taxes. As a result, a current tax recovery of $4,138 for the six months ended June 30, 2025 and a current tax recovery of $12,548 and deferred tax expense of $5,272 for the year ended December 31, 2024 as a result of JHCC’s losses for the periods has been included in the pro forma financial information.

A decrease in current tax expense and an increase in deferred tax expense of $1,354 for the six months ended June 30, 2025 as a result of the increased amortization of intangible assets and goodwill for tax purposes has been recorded. The 50% rule has been applied to the calculation of amortization of intangible assets and goodwill for tax purposes for the six months ended June 30, 2025.

h.	Stock based compensation

JHCC has a management incentive plan whereby JHCC may grant Class M Common Units to eligible individuals. The Class M Common Units issued under the plan represent interest in profits and losses but not capital of JHCC. The Class M Common Units are subject to vesting terms including service (time-based) vesting, which is usually five years and performance vesting. The performance vesting units shall vest on change in control and achieving certain market conditions following the grant date. The Agreement confirms that this incentive plan will be settled by the current shareholders of JHCC prior to the Acquisition completion and therefore the pro forma financial information has not been adjusted to reflect these awards.

F-1-3-10

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

4.	ADJUSTED JHCC FINANCIAL INFORMATION
ADJUSTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Unaudited)

As at June 30, 2025	JHCC (Historical)	IFRS Adjustments	Presentation Adjustments	JHCC (Adjusted)
ASSETS
Current Assets
Cash	7,038	—	—	7,038
Accounts receivable, net of allowance for credit losses	26,932	—	—	26,932
Inventory	12,608	—	—	12,608
Other current assets	3,069	—	(3,069)	—
Prepaid expenses	—	—	3,069	3,069

Total Current Assets	49,647	—	—	49,647

Noncurrent Assets
Property, plant and equipment, net	97,252	—	—	97,252
Right-of- use assets - operating	280,636	(43,933)	—	236,703
Goodwill	473,774	—	—	473,774
Other intangible assets, net	239,365	—	(239,365)	—
Intangible assets	—	—	239,365	239,365
Other noncurrent assets	1,355	—	(1,355)	—
Other long-term assets	—	—	1,355	1,355

Total Noncurrent Assets	1,092,382	(43,933)	—	1,048,449

Total Assets	1,142,029	(43,933)	—	1,098,096

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	33,621	—	(33,621)	—
Accrued expenses	2,885	—	(2,885)	—
Accrued payroll and related taxes	7,670	—	(7,670)	—
Deferred revenue	5,561	—	(5,561)	—
Other current liabilities	6,261	—	(6,261)	—
Accounts payable and accrued liabilities	—	—	55,998	55,998
Current portion of operating lease liabilities	32,496	(10,009)	—	22,487
Current portion of long-term debt	6,574	—	—	6,574

Total Current Liabilities	95,068	(10,009)	—	85,059

Noncurrent Liabilities
Long-term debt, net of current portion and unamortized deferred financing costs	535,292	—	—	535,292
Operating lease liabilities, net of current portion	254,568	(34,930)	—	219,638

Total Noncurrent Liabilities	789,860	(34,930)	—	754,930

Members’ Equity
Paid-in capital	357,167	—	—	357,167
Accumulated deficit	(100,066)	1,006	—	(99,060)

Total Members’ Equity	257,101	1,006	—	258,107

Total Liabilities and Members’ Equity	1,142,029	(43,933)	—	1,098,096

F-1-3-11

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

ADJUSTED CONSOLIDATED STATEMENT OF EARNINGS (Unaudited)

For the six months ended June 30, 2025

	JHCC (Historical)	IFRS Adjustments	Presentation Adjustments	JHCC (Adjusted)
Sales	$376,881	$—	$—	$376,881
Cost of sales	217,878	—	(11,371)	206,507

GROSS PROFIT	159,003	—	11,371	170,374

EXPENSES
Store operating expenses	110,064	(21,362)	(88,702)	—
Selling, general, and administrative expenses	16,725	—	(16,725)	—
Operating expenses	—	—	116,315	116,315
Depreciation and amortization expense	13,863	—	(13,863)	—
Depreciation of property, plant and equipment	—	—	6,766	6,766
Depreciation of right of use assets	—	13,268	—	13,268
Amortization of intangible assets	—	—	7,097	7,097
Acquisition and store opening costs	767	—	(767)	—
Acquisition and transformational cost initiatives	—	—	767	767
Gain on disposal of property and equipment	(38)	—	38	—
Finance costs	—	8,210	27,848	36,058

TOTAL OPERATING EXPENSES	141,381	116	38,774	180,271

INCOME FROM OPERATIONS	17,622	(116)	(27,403)	(9,897)

OTHER (EXPENSE) INCOME
Interest expense, net	(27,848)	—	27,848	—
Other income, net	445	—	(445)	—

TOTAL OTHER EXPENSE	(27,403)	—	27,403	—

State Franchise Tax Expense	550	—	(550)	—

INCOME TAX EXPENSE
Current	—	—	550	550
Deferred	—	—	—	—

NET LOSS	$(10,331)	$(116)	$—	$(10,447)

F-1-3-12

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

ADJUSTED CONSOLIDATED STATEMENT OF EARNINGS (Unaudited)

For the year ended December 31, 2024

	JHCC (Historical)	IFRS Adjustments	Presentation Adjustments	JHCC (Adjusted)
Sales	$669,647	$—	$—	$669,647
Cost of sales	389,848	—	(21,738)	368,110

GROSS PROFIT	279,799	—	21,738	301,537

EXPENSES
Store operating expenses	193,138	(36,504)	(156,634)	—
Selling, general, and administrative expenses	30,952	—	(30,952)	—
Operating expenses	—	—	208,373	208,373
Depreciation and amortization expense	25,624	—	(25,624)	—
Depreciation of property, plant and equipment	—	—	11,604	11,604
Depreciation of right of use assets	—	26,660	—	26,660
Amortization of intangible assets	—	—	14,020	14,020
Acquisition and store opening costs	4,851	—	(4,851)	—
Acquisition and transformational cost initiatives	—	—	4,851	4,851
Gain on disposal of property and equipment	(135)	—	135	—
Fair value adjustments	—	—	—	—
Finance costs	—	16,636	51,021	67,657

TOTAL OPERATING EXPENSES	254,430	6,792	71,943	333,165

INCOME FROM OPERATIONS	25,369	(6,792)	(50,205)	(31,628)

OTHER (EXPENSE) INCOME
Interest expense, net	(51,021)	—	51,021	—
Other income, net	816	—	(816)	—

TOTAL OTHER EXPENSE	(50,205)	—	50,205	—

State Franchise Tax Expense	946	—	(946)	—

INCOME TAX EXPENSE
Current	—	—	946	946
Deferred	—	—	—	—

NET LOSS	$(25,782)	$(6,792)	$—	$(32,574)

F-1-3-13

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

a.	US GAAP to IFRS differences

The Company has assessed whether there are any material differences between US GAAP and IFRS as it relates to JHCC. The only material difference identified related to the accounting for leases under IFRS 16 Leases (“IFRS 16”) compared to JHCC’s accounting for leases using ASC 842 Leases (“ASC 842”) applicable to private companies. This assessment has been completed based on the available information at this time and there may be additional differences that are identified after the Acquisition and so changes may occur on finalization of the purchase price allocation.

The key differences identified in relation to leases were:

•

JHCC recognizes its leases as operating leases however in contrast, under IFRS 16, lessees apply a single model to all leases. For operating leases under ASC 842, the amortization of the right-of-use asset and interest expense related to the lease liability are recorded together as lease expense to produce a straight-line recognition effect in the statement of earnings. However, under IFRS this would be recorded as depreciation of the right-of-use asset and then accretion of the lease liability as a finance cost in the statement of earnings. This has therefore been adjusted in the pro forma statement of earnings.

•

JHCC has elected to not separate nonlease components from associated lease components. Therefore they combined lease and nonlease components within their lease liability. Under IFRS 16, lessors are required to separate lease and nonlease components. The Company has used their lease portfolio to estimate the amount of nonlease components included in the lease agreements and noted it is currently 4.59% and so this amount has been excluded from the JHCC lease payments in the statement of earnings.

•

JHCC has taken the practical expedient available for non public businesses to elect to use a risk-free rate as the discount rate, therefore a weighted average interest rate of 3.35% has been used. Under IFRS 16, there is no equivalent relief and use of the risk-free rate is not permitted and so a conversion adjustment to use the current weighted average interest rate on BGSI’s lease portfolio of 5.97% has been used to calculate the lease liability in the pro forma statement of financial position.

•

IFRS 16 provides an additional policy election for lessees, on a lease-by-lease basis, to exclude leases of low-value assets from the initial recognition requirements. However, ASC 842 does not have such a provision but it does allow entities to establish reasonable capitalization thresholds below which assets and liabilities related to a lease are not recognized. Given the nature of the leases at JHCC, this difference was not considered to have a material impact on the accounting for leases in the pro forma financial information.

b.	Presentation adjustments

For purposes of preparing the unaudited pro forma combined consolidated financial information, the Company has made certain reclassifications to the consolidated balance sheet and the consolidated statement of operations of JHCC to conform to the presentation adopted by the Company under IFRS.

In addition, labor costs in the amount of $11,371 for the six months ended June 30, 2025 and $21,738 for the year ended December 31, 2024 were reclassified from cost of sales to operating expenses to align the allocation of costs with the Company’s accounting policies.

F-1-3-14

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the six months ended June 30, 2025 and for the year ended December 31, 2024

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

5.	PRO FORMA LOSS PER SHARE

	For the year ended December 31, 2024	For the six months ended June 30, 2025
Net Loss	$(26,464)	$(2,212)

Basic weighted average number of shares	21,472,436	21,467,695
Equity Offering	5,202,516	5,202,516

Average number of shares outstanding – basic	26,674,952	26,670,211

Add:
Stock Option Plan	4,585	57,122

Average number of shares outstanding – diluted	26,679,537	26,727,333

Pro forma basic loss per share	$(0.99)	$(0.08)

Pro forma diluted loss per share	$(0.99)	$(0.08)

The pro forma basic and diluted loss per share for the year ended December 31, 2024 and the six months ended June 30, 2025 have been calculated assuming that the 5,202,516 shares were issued on the first day of each respective period.

F-1-3-15

INVESTOR PRESENTATION

(See attached)

INV-1

Boyd’s Acquisition of Joe Hudson’s Collision Center October 29, 2025 Complementary Strategic Platform to Accelerate Boyd’s Scale, Growth and Profitability A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. A registration statement (including a base shelf prospectus and prospectus supplement) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of any of the documents may be obtained, without charge, if you request them from: RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, Attention: Distribution Centre, by e-mail at Distribution.RBCDS@rbccm.com; or CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com; or National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9 or by telephone at 416-869-8414 or by email at NBF-Syndication@bnc.ca; or TD North Tower, 77 King Street West Suite 3400, Toronto, ON M5K 1B7. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. INV-2

DISCLAIMERS AND CAUTIONARY STATEMENTS This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This presentation is qualified in its entirety by reference to, and must be read in connection with, the information contained in the final base shelf prospectus and applicable shelf prospectus supplement of the Company relating to the securities offered. Investors should read the base shelf prospectus, the shelf prospectus supplement and any amendment to the documents before making an investment decision. The distribution of this presentation and the offering, purchase or sale of securities issued by the Company in certain jurisdictions is restricted by law. Persons into whose possession this presentation may come are required to comply with all applicable laws and regulations in effect in any jurisdiction in or from which such person invests or receives or possesses this presentation and must obtain any consent, approval or permission required under the laws and regulations in effect in such jurisdiction, and the Company shall not have any responsibility or liability for such obligations. In this presentation, “JHCC” refers to Joe Hudson’s Collision Center. Unless otherwise specified, all references to “$” or “US$” in this presentation are to United States dollars and all references to “C$” in this presentation are references to Canadian dollars. INV-3

FORWARD-LOOKING STATEMENTS Statements in this presentation, other than those concerning historical financial information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “proforma”, “potential”, “target”, “plan”, “goal” or the negative thereof or similar variations. The forward looking statements in this presentation include, without limitation, statements regarding the completion of Boyd’s proposed acquisition (the “Acquisition”) of Joe Hudson’s Collision Center (“JHCC” or “Joe Hudson’s”) and expectations regarding timing, strategic and financial benefits (including sales and Adjusted EBITDA growth and expected Adjusted net earnings per share accretion) and operational impacts (including to Boyd’s revenue share in relevant states, location count, geographic diversification and relationships with insurance carriers) thereof, expectations that the acquisition will be accretive to margins, potential synergies, timing of realization thereof and the areas from which synergies will be derived, potential tax benefits from the Acquisition, expectations regarding the Company’s sources of financing for the Acquisition, the Company’s plans to return to its current leverage ratio following closing of the Acquisition, and Boyd’s business plans, strategies and priorities. Forward-looking statements involve significant risks, uncertainties and assumptions. Such forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Specific risks and uncertainties relating to the Acquisition include, but are not limited to (i) the completion of the proposed Acquisition on the anticipated terms and timing, including the satisfaction of the conditions thereto and our ability to obtain regulatory approvals on favourable terms; (ii) the risk of dilution on a per share basis if the acquisition is not completed; (iii) the failure to realize the anticipated benefits or synergies of the Acquisition; (iv) challenges or delays in achieving synergies and in integrating the business of JHCC into our operations; (v) the risk that financing necessary to fund the proposed Acquisition may not be obtained or may be more difficult and costly to obtain than anticipated; (vi) the possibility of unexpected material liabilities, disputes or contingencies related to the Acquisition; (vii) risks associated with historical financial information of JHCC and pro forma financial information; (viii) the diversion of management time and attention on the Acquisition; (ix) the impact of costs in connection with the Acquisition and integration of JHCC into the Company’s operations; (x) risks associated with incurring additional debt to finance the Acquisition; and (xi) retention of customers and employees of JHCC. Other factors that could cause results to vary include, but are not limited to, the risks and uncertainties detailed under the “Risk Factors” section of the Company’s current annual information form, the “Risk and Uncertainties” and other sections of the Company’s management’s discussion and analysis of operating results and financial position, and in the Company’s other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. All forward-looking statements presented herein should be considered in conjunction with such filings. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements. The forward-looking information in this presentation reflects the Company’s current expectations, assumptions and/or beliefs based on information currently available to the Company, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the satisfaction of all closing conditions and completion of the Acquisition within the anticipated timeframe; the Company’s ability to complete the integration of JHCC within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of the JHCC business; the impact of the Acquisition on growth and accretion in various financial metrics; the accuracy and completeness of the information (including financial information) provided by JHCC; the absence of significant undisclosed costs or liabilities associated with the Acquisition; with respect to financing the Acquisition, assumptions regarding fees, interest rates and timing of completion; the successful implementation of margin improvement initiatives; the future performance and results of the Company’s business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement. DISCLAIMERS AND CAUTIONARY STATEMENTS (CONTINUED) INV-4

DISCLAIMERS AND CAUTIONARY STATEMENTS (CONTINUED) ADDITIONAL UNDERLYING ASSUMPTIONS In addition to the assumptions disclosed above under “Forward-Looking Statements”, the following assumptions were used to develop the estimated Boyd’s Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments upon closing of the Acquisition as early as the end of 2027 and in the near- and medium-term: (i) completion of the Acquisition in Q4 2025 and the financing thereof with a combination of debt and equity sources, (ii) full credit for annualized run-rate synergies in the range of approximately $35-45 million, (iii) the maintenance of our annual dividend on our common shares, and (iv) that cash flows of the combined company for the current and future fiscal years will be equal to or greater than the pro forma cash flows of the combined company for the 2024 fiscal year, adjusted for the impact of interest on incremental debt to finance the Acquisition. Risk factors include the fact that cash flows of the combined company cannot be predicted with certainty. FUTURE ORIENTED FINANCIAL INFORMATION This presentation contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about our future leverage, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained in this presentation was made as of the date of this presentation and was provided for the purpose of describing the anticipated effects of the Acquisition on the Company’s business and operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this presentation, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this presentation should not be used for purposes other than for which it is disclosed herein. PRELIMINARY FINANCIAL INFORMATION This presentation includes preliminary financial results for Q3 2025. These financial results for Q3 2025 are not yet complete and will not be available until November 12, 2025. Accordingly, set forth below are certain preliminary estimated financial results based upon our estimates and currently available information, which is subject to revision as a result of, among other things, the completion of our financial closing procedures, the preparation of our financial statements for such period, and the completion of other operational procedures. Readers should exercise caution in relying on this information and should draw no inferences from this information regarding financial or operating data not provided. The information presented herein should not be considered a substitute for the financial information we will file and make available on SEDAR+ once it becomes available. EXTERNAL, INDUSTRY AND MARKET DATA This presentation includes historical, current and forecast market and industry data that has been obtained from third party or public sources. Although management of Boyd believes such information to be reliable, none of such information has been independently verified by Boyd, nor has it ascertained the underlying economic or other assumptions relied upon by these sources, accordingly, no representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of such information. The Company has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law. As it relates to information provided by, or in respect of, JHCC, Boyd, after conducting due diligence that it believes to be a prudent, believes it to be accurate in all material respects; however, there are nonetheless risks relating to the accuracy and completeness of such information. INV-5

DISCLAIMERS AND CAUTIONARY STATEMENTS (CONTINUED) CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES This presentation refers to certain non-GAAP financial measures and ratios of Boyd, such as Same Store Sales, Standardized EBITDA, Adjusted EBITDA, Adjusted EBITDA adjusted for lease payments, Adjusted EBITDA Margin, Adjusted EBITDA Margin adjusted for lease payments, Adjusted Net Earnings Per Share, Net Debt, Net Debt before lease liabilities, and Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments. Boyd’s non-GAAP measures and ratios are not standardized financial measures under IFRS® Accounting Standards, as issued by the International Accounting Standards Board, or IFRS, and as permitted by National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards, for the preparation of financial statements for Canadian reporting issuers. In addition, this presentation also refers to certain non-GAAP financial measures of Joe Hudson’s, such as JHCC Adjusted EBITDA, JHCC Adjusted EBITDA adjusted for lease payments, JHCC Adjusted EBITDA Margin and JHCC Adjusted EBITDA Margin adjusted for lease payments, which are not standardized measures under U.S. GAAP, which is JHCC’s applicable GAAP. Investors are cautioned that these measures should not be construed as alternatives to measures determined in accordance with IFRS or U.S. GAAP, as applicable. Management believes these non-GAAP measures and ratios of Boyd and JHCC are important measures used to evaluate performance of the businesses and that these measures provide transparent and useful supplemental information to help investors evaluate Boyd’s and JHCC’s operating results and financial positions, and the expected impact of the Acquisition, particularly in relation to long-term growth. These measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS or U.S. GAAP, as applicable. See “Appendix – Non-GAAP Financial Measures and Reconciliations”. INV-6

Today’s Presenters BRIAN KANER President & CEO 20+ Years of Experience Previous Experience Pep Boys & Icahn Automotive Services Sears Holding Corporation Stanley Black & Decker Inc. GE Plastics JEFF MURRAY Executive Vice President & CFO 20+ Years of Experience Previous Experience Ernst & Young LLP BOYD GROUP SERVICES INV-7

Boyd Group 6

BOYD GROUP SERVICES OVERVIEW

($ in USD)

Hawaii
gerber
BOYD
Assured

2025 LTM JUNE 30, 2025

Sales	Adjusted EBITDA(2)	Adjusted EBITDA Margin(2)	Net Earnings
$3B	$338M	11%	$8M

TRACK RECORD(3)

10-Year Sales CAGR	10-Year Adjusted EBITDA(2) CAGR	10-Year New Location CAGR
15%	12%	12%

Highly fragmented industry with over 30,000 locations

BYD	C$4,914M	1,015
TSX	Market Cap(1)	Collision Locations(1)

GROWTH OPPORTUNITY(4)

=

Long Growth Runway

INV-8

1,015 Collision Locations (1) C$4,914M Market Cap(1) BYD TSX Highly fragmented industry with over 30,000 locations GROWTH OPPORTUNITY(4) Boyd is the #3 player with $3B in Sales in a ~$50B Industry(4) = Long Growth Runway A Leading Player In The North American Collision Repair Industry BOYD GROUP SERVICES OVERVIEW 12% 10-Year Adjusted EBITDA(2) CAGR 15% 10-Year Sales CAGR 12% 10-Year New Location CAGR1 TRACK RECORD(3) (1)As of September 30, 2025. (2)Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures of Boyd, meaning they are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. See Appendix for additional details and reconciliations to the most directly comparable IFRS measures. (3)Metrics shown as of the 10-year period ended December 31, 2024. (4)Industry ranking is based on June 30, 2025 LTM sales as a percentage of the North American collision repair industry total addressable market of ~$50 billion (Sources: Focus Advisors and Romans Group LLC). ($ in USD) $3B Sales $338M Adjusted EBITDA(2) 2025 LTM JUNE 30, 2025 11% Adjusted EBITDA Margin(2) $8M Net Earnings INV-8

An Anticipated Return To Positive Same-Store Sales Growth in Q3 (1)Our financial results for Q3 2025 are not yet complete. Accordingly, set forth above are certain preliminary estimated financial results based upon our estimates and currently available information, which is subject to revision as a result of, among other things, the completion of our financial closing procedures, the preparation of our financial statements for such period, and the completion of other operational procedures. Boyd has provided ranges, rather than specific amounts, because these results are preliminary and subject to change. Actual results may vary from the estimated preliminary results presented above. These estimates should not be viewed as a substitute for our full interim financial statements prepared in accordance with IFRS. (2)Same store sales, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures of Boyd, meaning they are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. See Appendix for additional details and reconciliations to the most directly comparable IFRS measures. Sales Same-Store Sales Growth(2) $787 - $792 million 2% - 2.5% Q3 2025 Estimated Preliminary Results(1) BOYD GROUP SERVICES ESTIMATED PRELIMINARY THIRD QUARTER RESULTS Boyd Group expects to report strong Q3 results from positive same-store sales growth and continued execution of Project 360 Based on claims processing platform data for the third quarter, Boyd estimates the industry was down in the range of 3-5%, an improvement from both the first and second quarter of 2025 During the third quarter, Boyd added 24 new locations including 17 through acquisition and 7 start-ups Y/Y Sales Growth ~5% Adjusted EBITDA(2) Growth 12.3% - 12.5% Adjusted EBITDA Margin(2) 21% - 23% ($ in USD) INV-9

The Boyd Investment Proposition ü A leading scaled operator in the North American collision repair industry ü Large and fragmented target market with service-based structural insulation and non-discretionary demand ü Strong unit economics and customer satisfaction across all “cost-to-serve” metrics and KPIs ü Powerful runway for new unit and M&A growth with proven economics and track record Attractive financial profile across growth, margin and cash flow generation ü Experienced and talented management team equipped to capitalize on future market opportunity ü BOYD GROUP SERVICES INV-10

Acquiring Joe Hudson’s Collision Center HIGHLY COMPLEMENTARY & STRATEGIC ACQUISITION Strong Synergy Potential & Commitment To Financial Discipline Boyd Group Services Inc. has entered into a definitive agreement to acquire Joe Hudson’s Collision Center, a leading collision repair operator with 258(1) locations across 18 contiguous U.S. states JHCC’s natural focus on densification has contributed to a strong JHCC Adjusted EBITDA margin(2) of 8.7% in the LTM ended June 30, 2025 Acquisition aligns with Boyd’s goal to accelerate growth and solidify its position as one of the leading players in the North American collision repair industry With a top three position and only 7.6% revenue share(3), post-closing, Boyd’s long-term growth opportunities remain compelling Purchase price of $1.3 billion, or approximately $1.15 billion net of tax benefit(4) Complementary location footprint, growth strategy and culture expected to drive $35M-$45M in identified potential synergies Acquisition expected to be accretive to adjusted net earnings per share after synergies in the first full year, post close(5) and double-digit accretive upon full realization of the synergies Fully financed with committed bridge financing with funding anticipated from a combination of existing credit facilities, new debt and equity Plan to return to current leverage of 2.7x Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments (6) potentially as early as the end of 2027(7) As of September 30, 2025. JHCC Adjusted EBITDA margin is a non-GAAP financial measure of JHCC, meaning it is not a standardized financial measure under U.S. GAAP and may not be comparable to similar measures disclosed by other issuers. See Appendix for additional details and reconciliations to the most directly comparable U.S. GAAP measure. Industry ranking and revenue share is calculated based on combined June 30, 2025 LTM sales of Boyd and JHCC as a percentage of the North American collision repair industry total addressable market of ~$50 billion (Sources: Focus Advisors and Romans Group LLC). Reflects the all-cash $1.3 billion purchase price net of expected tax benefits valued at approximately $150 million. Adjusted net earnings per share is a non-GAAP financial measure of Boyd, meaning it is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. See Appendix for additional details, and reconciliations to the most directly comparable U.S. GAAP measures. Based on Net Debt before lease liabilities as at June 30, 2025 and Adjusted EBITDA adjusted for lease payments on a LTM Q2’25 basis. Net Debt before lease liabilities to Adjusted EBITDA is a non-GAAP ratio and Net Debt, Net Debt before lease liabilities and Adjusted EBITDA adjusted for lease payments are non-GAAP financial measures of Boyd, meaning they are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. See Appendix for additional details and reconciliations to the most directly comparable IFRS measure. See slide 3 for additional details on assumptions and Appendix for calculations of leverage. ($ in USD) INV-11

Summary Acquisition Highlights Acquisition of a leading player in the U.S. collision repair industry 258 locations across 18 states(1), comprising the 6th largest platform by location count(2) Strong track record of growth and profitability Since the end of 2020, Joe Hudson’s has grown location count from 118 to 258 locations A strong strategic fit Accretive to margins, aligned market reach, and complementary growth strategy with operational discipline Accelerates Boyd’s growth and solidifies its position as a leading player in the industry Post-closing, brings Boyd’s location count to 1,273 with significant growth runway Concentrated footprint in the growing U.S. Southeast Exposure to positive demographic trends and operational benefits from densification ü ü ü ü ü As of September 30, 2025. Based on disclosed locations of collision repair platforms as of September 30, 2025. BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER INV-12

Joe Hudson’s was founded in 1989 in Alabama and has grown to become the sixth largest collision platform by location count in North America(1) The Company currently operates 258 locations across 18 states(2) and is concentrated in high growth areas in the U.S. Southeast Top five states by location count include Alabama, Florida, Georgia, South Carolina and Texas Experienced leadership team with a track record of growth and profitability Based on disclosed locations of collision repair platforms as of September 30, 2025. As of September 30, 2025. A Leading Player In The U.S. Collision Repair Industry JOE HUDSON’S COLLISION CENTER INV-13

Concentrated Footprint in the Growing U.S. Southeast Sourced from National Highway Traffic Safety Administration (“NHTSA”) Vehicle Miles Traveled 2025 and 2019 data and is as of August 2025 and August 2019. United States Census State Population Totals. JHCC’s location footprint is strategically focused across the U.S. Southeast Top five states account for approximately 65% of Joe Hudson’s total locations Concentrated footprint provides densification benefits and superior customer and insurance carrier experience Exposure to positive demographic trends and industry driver growth Vehicle Miles Traveled grew 4.3% in JHCC’s states compared to 0.2% growth in non-JHCC states between 2019 and 2025(1) Population growth across Joe Hudson’s region grew at a 1.2% CAGR between 2021 and 2024, 40bps higher than the national average(2) State with Joe Hudson’s Collision Center Locations Vehicle miles traveled grew 4.3% in JHCC states compared to 0.2% in non-JHCC states between 2019-2025(1) ABOVE AVERAGE VEHICLES MILES TRAVELED GROWTH POSITIVE DEMOGRAPHIC TRENDS Population in JHCC Regions vs. Total U.S. Population(2) (in millions) 1.2% CAGR in JHCC Regions is 40+ bps higher than the U.S. JOE HUDSON’S COLLISION CENTER INV-14

Strong Track Record Of Growth & Profitability JHCC Adjusted EBITDA and JHCC Adjusted EBITDA margin are non-GAAP financial measures of JHCC, meaning they are not standardized financial measures under U.S. GAAP and may not be comparable to similar measures disclosed by other issuers. See Appendix for additional details and reconciliations to the most directly comparable U.S. GAAP measure. Since the end of 2020, Joe Hudson’s has more than doubled its location footprint through a combination of acquisitions and new start-ups. Adding 123 locations through acquisitions and 17 through new start-ups For the LTM ended June 30, 2025, Joe Hudson’s generated $722 million in sales JHCC’s concentrated geographic footprint, coupled with operational discipline, has translated into a strong JHCC Adjusted EBITDA margin(1) of 8.7% for the LTM ended June 30, 2025 $722M JHCC Sales $63M JHCC Adjusted EBITDA(1) JHCC LTM JUNE 30, 2025 8.7% JHCC Adjusted EBITDA Margin(1) JHCC LOCATION GROWTH 2020-2024 Location CAGR 20.6% JOE HUDSON’S COLLISION CENTER ($ in USD) INV-15

Boyd + Joe Hudson’s = A Strong Strategic Fit Note:The figures presented above show the approximate effect of combining (the sum total of) certain historical results of Boyd and JHCC on a LTM Q2’25 basis without any adjustments. These combined figures are not derived from any pro forma financial statements giving effect to the Acquisition or any financing arrangements and reflecting other necessary adjustments. This slide refers to non-GAAP measures. See Appendix for additional details and reconciliations to the most directly comparable IFRS and U.S. GAAP measures. Boyd and Joe Hudson’s repair center count as of September 30, 2025. Revenue share is calculated based on June 30, 2025 LTM sales as a percentage of the North American collision repair industry total addressable market of ~$50 billion (Sources: Focus Advisors and Romans Group LLC). With respect to JHCC, Adjusted EBITDA adjusted for lease payments and Adjusted EBITDA Margin adjusted for lease payments are also referred to elsewhere in this presentation as JHCC Adjusted EBITDA and JHCC Adjusted EBITDA Margin, respectively. Combined figures shown ex-synergies. Locations(1) 1,015 258 1,273 US States 34 18 36 Revenue Share(2) 6.1% 1.4% 7.6% Sales $3,063M $722M $3,785M Adjusted EBITDA(3) $338M $104M $442M(4) Less: Lease Payments ($150M) ($41M) ($191M)(4) Adjusted EBITDA adjusted for lease payments(3) $188M $63M $251M(4) Adjusted EBITDA Margin(3) 11.0% 14.4% 11.7% Adjusted EBITDA Margin adjusted for lease payments(3) 6.1% 8.7% 6.6% Net Earnings (Loss) $8.1M $(23.2M) $(15.1M) Expected to be accretive to margins Aligned market reach Complementary growth strategy and operational discipline Size and profitability level to support future growth Significant whitespace for long-term growth LTM Ended June 30, 2025 BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER ($ in USD) INV-16

Boyd GROUP 15

BOYD GROUP SERVICES + JOE HUDSON'S COLLISION CENTER

BOYD & JHCC LOCATION FOOTPRINT

CALIBER COLLISION 1,873
Driven Brands (Collision) 1,395(3)
Boyd / Joe Hudson's Collision Center 1,273
Boyd 1,015
Crash Champions 660
Classic Collision 341
Joe Hudson's Collision Center 258
Total N.A. Collision Repair Locations 30,000+

INV-17

Joe Hudson’s Collision Center Assured Automotive Boyd Autobody & Glass Gerber Collision & Glass Revenue share is calculated based on combined June 30, 2025 LTM sales of Boyd and JHCC as a percentage of the North American collision repair industry total addressable market of ~$50 billion (Sources: Focus Advisors and Romans Group LLC). Based on disclosed locations of collision repair platforms as of September 30, 2025. Includes CARSTAR U.S., CARSTAR Canada, Maaco U.S., Maaco Canada, ABRA, and Fix Auto USA. Largest N.A. Collision Repair Platforms by Location Count (2) (Collision) Total N.A. Collision Repair Locations 30,000+ (3) Accelerating Boyd’s Growth & Solidifying Its Position As One Of The Leading Players In the Industry Post closing, Boyd’s location count will increase to 1,273(2), while revenue share will remain modest at an estimated 7.6%(1), providing significant growth runway Complementary location footprint with the acquisition increasing Boyd’s location count by 25% but only entering two new states BOYD & JHCC LOCATION FOOTPRINT BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER INV-17

Boyd GROUP 16
BOYD GROUP SERVICES + JOE HUDSON'S COLLISION CENTER

BOYD'S TOTAL NORTH AMERICAN LOCATIONS

Boyd's 2015-2024 Location CAGR: 12.1%
351
404
509
611
698
741
848
860
942
984
1,003
1,273
258(1)
1,015(1)
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Q2'25
Q3'25 Combined
1990
2004
2013
2017
2021
2025
BOYD
gerber
GLASS AMERICA
Assured
JOE HUDSON'S COLLISION CENTER

(1) As of September 30, 2025.

INV-18

Boyd Has An Established Track Record of Acquisitions and Integration 1990 2004 2013 2017 2021 2025 As of September 30, 2025. 1,273 Acquisitions have been a key growth lever for Boyd since it was founded in 1990 Over the past 35 years, Boyd has grown through a proven strategy of single shop acquisitions, new start-up locations and several large multi-shop operator (MSO) acquisitions Joe Hudson’s has adopted a similar strategy through its history. Since the end of 2020, Joe Hudson’s has grown location count from 118 to 258 locations BOYD’S TOTAL NORTH AMERICAN LOCATIONS Boyd’s 2015-2024 Location CAGR: 12.1% BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER INV-18

Based on Net Debt before lease liabilities as of June 30, 2025 and Adjusted EBITDA adjusted for lease payments on a June 30, 2025 LTM basis. See Appendix for additional details and reconciliations to the most directly comparable IFRS measures. These figures are not projections and do not provide guidance; they are goals/targets and are forward looking, subject to significant business, economic, regulatory and competitive uncertainties, many of which are beyond the control of the company and its management and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these goals/targets will be achieved and Boyd undertakes no duty to update its goals/targets. See “Forward-Looking Information” for additional assumptions and risk factors. Financing Package Aligns With Long-Standing Financial Discipline ~3.4x ~2.9x 2.0-2.5x Fully committed financing to fund the acquisition Funding anticipated through a combination of equity and debt securities and bank facilities to ensure Boyd maintains a strong balance sheet Expected synergy realization, growth opportunities and enhanced profitability expected to return leverage (Net debt before lease liabilities to Adjusted EBITDA adjusted for lease payments)(1) to current levels potentially as early as the end of 2027 PLAN TO RETURN LEVERAGE TO PRE-ACQUISITION LEVELS(2) 2.7x BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER INV-19

Meaningful Potential Synergies Multiples presented based on $1.15 billion net purchase price after tax benefit. Includes expected net present value of future tax benefits of ~$150 million. Based on JHCC Adjusted EBITDA on a June 30, 2025 LTM basis and assuming certain run-rate adjustments. See Appendix for additional details and reconciliations to the most directly comparable U.S. GAAP measure. See footnote 2. Additionally, assumes full realization of $37 million of run-rate synergies, representing a point at the lower end of the anticipated synergy range of approximately $35-45 million. (3) (2) STRONG POTENTIAL SYNERGIES TO FURTHER ENHANCE AN ATTRACTIVE VALUATION MULTIPLE(1) $35 - $45 million of total identified potential synergies, including: Direct and indirect procurement savings Internalization of scanning and calibration Efficiencies achieved through densification Operational and administrative cost savings We target achieving our synergy goals by 2028 with 50% of those synergies targeted for completion in the near term BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER ($ in USD) INV-20

Significant Strategic Benefits Expands Boyd’s scale and establishes its position as one of the leading players in the North American collision repair industry with 1,273 locations Accelerates Boyd’s objective of enhancing density in its core regions to deliver greater convenience and value to customers and the Company’s insurance carriers Strongly synergistic growth strategy, operational focus and culture between Boyd and Joe Hudson’s provides the opportunity for strong value creation for customers, insurance carriers and shareholders Expanded footprint and market depth to enhance insurance carrier and vendor relationships With an estimated modest 7.6% combined revenue share within the highly fragmented North American collision industry, Boyd has significant potential for long-term growth BOYD GROUP SERVICES + JOE HUDSON’S COLLISION CENTER ü ü ü ü ü INV-21

Boyd GROUP 20

APPENDIX - NON-GAAP FINANCIAL MEASURES AND RECONCILIATIONS

INV-22

APPENDIX - NON-GAAP FINANCIAL MEASURES AND RECONCILIATIONS INV-22

NON-GAAP FINANCIAL MEASURES The following outlines the composition of certain non-GAAP measures and ratios used in this presentation, why management uses such measure, and includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, non-GAAP measures and ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. “Same store sales” is a measure that includes only those locations in operation for the full comparative period. Same store sales is presented excluding the impact of foreign exchange on the current period. Same store sales is calculated by applying the prior period exchange rate to the current year sales. “Standardized EBITDA” means earnings before interest, taxes, depreciation and amortization and is an indication of Boyd’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. Standardized EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes. The most directly comparable IFRS measure to EBITDA is Net Earnings. “Adjusted EBITDA”, with respect to Boyd, is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of Boyd and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiatives expenses and fair value adjustments to contingent consideration. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as to execute transformation plans, such as Boyd’s five-year goal. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to investors as providing an indication of earnings from operations and cash available for distribution, both before and after debt management, productive capacity maintenance and non-recurring and other adjustments. The most directly comparable IFRS measure to Adjusted EBITDA is Net Earnings. “Adjusted EBITDA adjusted for lease payments” is Adjusted EBITDA excluding the interest and principal components of lease payments. “Adjusted EBITDA Margin” is a non-GAAP ratio that is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total sales. “Adjusted EBITDA Margin adjusted for lease payments” is calculated by dividing Adjusted EBITDA Margin adjusted for lease payments by total sales. “Adjusted Net Earnings” means net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect the operations of the Company. “Adjusted Net Earnings Per Share” is calculated by dividing the Adjusted Net Earnings by the total number of outstanding shares. “Net Debt” means total debt, lease liabilities and long-term lease liabilities, less cash and cash equivalents, which is useful to assess Boyd’s leverage. The most directly comparable IFRS measure to Net Debt is Total Debt. “Net Debt before lease liabilities” means Net Debt excluding lease liabilities and long-term lease liabilities. “Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments” is a non-GAAP ratio that helps to assess Boyd’s leverage and ability to service its debt, excluding the impact of lease liabilities from both debt and earnings. This ratio provides a clearer picture of Boyd’s debt burden by focusing on its core operating debt and earnings, rather than being burdened by lease accounting adjustments. “JHCC Adjusted EBITDA” means JHCC management’s reported earnings from continuous operations before interest expense (net), state franchise tax expense and depreciation, with further adjustments for acquisition and store opening costs. “JHCC Adjusted EBITDA adjusted for lease payments” means JHCC Adjusted EBITDA plus an add-back for operating lease costs. Boyd believes JHCC Adjusted EBITDA adjusted for lease payments is a more directly comparable measure for evaluating JHCC’s results against Boyd’s results, as it approximately normalizes for differences between the treatment of leases under IFRS (under which Boyd reports) compared to U.S. GAAP (under which JHCC reports). “JHCC Adjusted EBITDA Margin” is calculated by dividing JHCC Adjusted EBITDA by total sales of JHCC. “JHCC Adjusted EBITDA Margin adjusted for lease payments” is calculated by dividing JHCC Adjusted EBITDA Margin adjusted for lease payments by total sales. INV-23

BOYD GROUP SERVICES INC. - ADJUSTED EBITDA   Six months ended June 30, Six months ended June 30, Year ended December 31, Trailing twelve-months ended June 30, (thousands of U.S. dollars) 2025 2024 2024 2025     Net earnings $ 2,785 $ 19,207 $ 24,544 $ 8,122 Add:   Finance costs 35,855 33,332 68,913 71,436 Income tax expense 2,561 7,362 7,116 2,315 Depreciation of property, plant and equipment 42,394 34,302 75,498 83,590 Depreciation of right of use assets 63,414 60,757 123,512 126,169 Amortization of intangible assets 13,548 13,383 26,309 26,474 Standardized EBITDA $ 160,557 $ 168,343 $ 325,892 $ 318,106 Add (deduct):   Fair value adjustments 1 (7) (952) (944) Acquisition and transformational cost initiatives 13,773 2,947 9,879 20,705 Adjusted EBITDA $ 174,331 $ 171,283 $ 334,819 $ 337,867 Adjusted EBITDA margin % 11.2% 10.9% 10.9% 11.0% INV-24

BOYD GROUP SERVICES INC. - ADJUSTED EBITDA ADJUSTED FOR LEASE PAYMENTS   Six months ended June 30, Six months ended June 30, Year ended December 31, Trailing twelve-months ended June 30, (thousands of U.S. dollars) 2025 2024 2024 2025     Net earnings $ 2,785 $ 19,207 $ 24,544 $ 8,122 Add:   Finance costs 35,855 33,332 68,913 71,436 Income tax expense 2,561 7,362 7,116 2,315 Depreciation of property, plant and equipment 42,394 34,302 75,498 83,590 Depreciation of right of use assets 63,414 60,757 123,512 126,169 Amortization of intangible assets 13,548 13,383 26,309 26,474 Standardized EBITDA $ 160,557 $ 168,343 $ 325,892 $ 318,106 Add (deduct):   Fair value adjustments 1 (7) (952) (944) Acquisition and transformational cost initiatives 13,773 2,947 9,879 20,705 Adjusted EBITDA $ 174,331 $ 171,283 $ 334,819 $ 337,867 Adjusted EBITDA Margin (%) 11.2% 10.9% 10.9% 11.0% Deduct:   Repayments of obligations under property leases, principal 54,892 51,067 103,888 107,713 Interest on property leases 21,555 19,143 39,464 41,876 Adjusted EBITDA adjusted for lease payments $ 97,884 $ 101,073 $ 191,467 $ 188,278 Adjusted EBITDA Margin adjusted for lease payments (%) 6.3% 6.5% 6.2% 6.1% INV-25

JOE HUDSON’S COLLISION CENTER – JHCC ADJUSTED EBITDA   Six months ended June 30, Six months ended June 30, Year ended December 31, Trailing twelve-months ended June 30, (thousands of U.S. dollars) 2025 2024 2024 2025     Net loss $ (10,330) $ (12,912) $ (25,782) $ (23,200) Add:   Interest expense 27,848 23,294 51,021 55,575 State franchise tax expense 550 642 946 854 Depreciation and amortization expense 13,863 12,501 25,624 26,986 Standardized EBITDA $ 31,931 $ 23,525 $ 51,809 $ 60,215 Add:   Acquisition and store opening costs 767 2,717 4,851 2,901 JHCC Adjusted EBITDA $ 32,698 $ 26,242 $ 56,660 $ 63,116 JHCC Adjusted EBITDA Margin (%) 8.7% 8.1% 8.5% 8.7% INV-26

JOE HUDSON’S COLLISION CENTER – JHCC ADJUSTED EBITDA ADJUSTED FOR LEASE PAYMENTS   Six months ended June 30, Six months ended June 30, Year ended December 31, Trailing twelve-months ended June 30, (thousands of U.S. dollars) 2025 2024 2024 2025     Net loss $ (10,330) $ (12,912) $ (25,782) $ (23,200) Add:   Interest expense 27,848 23,294 51,021 55,575 State franchise tax expense 550 642 946 854 Depreciation and amortization expense 13,863 12,501 25,624 26,986 Standardized EBITDA $ 31,931 $ 23,525 $ 51,809 $ 60,215 Add:   Acquisition and store opening costs 767 2,717 4,851 2,901 JHCC Adjusted EBITDA $ 32,698 $ 26,242 $ 56,660 $ 63,116(1) JHCC Adjusted EBITDA Margin (%) 8.7% 8.1% 8.5% 8.7% Add:   Operating lease cost 21,362 16,873 36,504 40,993 JHCC Adjusted EBITDA adjusted for lease payments $ 54,060 $ 43,115 $ 93,164 $ 104,109 JHCC Adjusted EBITDA Margin adjusted for lease payments (%) 14.3% 13.3% 13.9% 14.4% (1)JHCC regularly acquires new locations and develops greenfield locations in its business. We estimate that if JHCC had owned the locations acquired during the last twelve months period ended June 30, 2025 on the first day of such period, approximately $24 million of additional JHCC Adjusted EBITDA would have been recorded, comprised of approximately $5 million of pre-acquisition results reflected as if earned by JHCC at the time of acquisition and approximately $19 million of target mature store contribution levels reflected as if earned by JHCC from the time of acquisition. We further estimate that approximately $37 million of additional JHCC Adjusted EBITDA would have been recorded for the last twelve months period ended June 30, 2025, assuming completion of the acquisition and after giving effect to run-rate cost synergies comprised of: approximately $17 million of direct and indirect procurement savings; approximately $14 million of savings related to organizational efficiencies; and approximately $6 million of savings related to improved densification of the platform. INV-27

THE Boyd GROUP

gerber COLLISION & GLASS

BOYD AUTOBODY & GLASS

Assured COLLISION REPAIR PROFESSIONALS

GLASS AMERICA The Best in Auto Glass

gerber NATIONAL CLAIM SERVICES

mas mobile auto solutions

INV-28

INV-28

Base Shelf Prospectus

SHORT FORM PROSPECTUS

New Issue	October 14, 2025

BOYD GROUP SERVICES INC.

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

Boyd Group Services Inc. (the “Corporation”) may from time to time issue, offer and sell, as applicable, the following securities of the Corporation under this short form base shelf prospectus (the “Prospectus”): (i) common shares (“Common Shares”); (ii) preferred shares, issuable in one or more series (collectively, “Preferred Shares”); (iii) debentures, notes or other evidence of indebtedness of any kind, nature or description, including convertible debt securities and debt securities payable on an instalment basis and represented by instalment receipts (collectively, “Debt Securities”); (iv) subscription receipts (“Subscription Receipts”); (v) warrants (“Warrants”); and (vi) units comprised of one or more of the other securities described in this Prospectus (“Units”). The Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered or sold separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements to the Prospectus (each, a “Prospectus Supplement” and together, the “Prospectus Supplements”).

This Prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer. As of the date hereof, the Corporation has determined that it qualifies as a well-known seasoned issuer under the WKSI Blanket Orders (as defined in this Prospectus). See “Exemptions—Reliance on Exemptions for Well-Known Seasoned Issuers”.

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw or rescind from an agreement to purchase Securities.

All shelf information permitted under applicable securities laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities offered pursuant to this Prospectus.

The specific terms of the Securities and any offering of the Securities will be set forth in an accompanying Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of Preferred Shares, the series, the number of Preferred Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the dividend rate, the dividend payment dates, any terms for redemption at the option of the Corporation or at the option of the holder, any exchange or conversion terms and any other specific terms that are material to the series of Preferred Shares; (iii) in the case of Debt Securities, the designation of the particular series, the aggregate principal amount of Debt Securities being offered, the offering price, the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, whether the Debt Securities are payable on an instalment basis, any redemption provisions, any repayment provisions and any other material terms and conditions of the Debt Securities; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the conditions and procedures for exchange of the Subscription Receipts for other Securities of the Corporation and any other material terms and conditions of the Subscription Receipts; (v) in the case of Warrants, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other material terms and conditions of the Warrants; and (vi) in the case of Units, the designation of the Units and of the Securities comprising the Units and any other material terms and conditions of the Units. The Corporation reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus.

The outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “BYD”. On October 10, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$219.07 per Common Share.

Unless otherwise specified in the applicable Prospectus Supplement, the Securities other than the Common Shares will not be listed on any securities exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Plan of Distribution” and “Risk Factors” in this Prospectus and any applicable Prospectus Supplement relating to a particular offering of Securities.

Investing in the Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement, before purchasing Securities.

Prospective investors should be aware that the acquisition, holding and disposition of the Securities described herein may have tax consequences. This Prospectus does not, and any applicable Prospectus Supplement may not fully, describe these tax consequences. Prospective investors should read the tax discussion in any applicable Prospectus Supplement, but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Securities in light of the investor’s own circumstances.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or has performed any review of the contents of this Prospectus.

The Corporation may offer and sell the Securities to, or through, underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See “Plan of Distribution”.

A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the offering of the Securities, including the public offering price of such Securities (or the manner of determination thereof if offered on a non-fixed price basis), the method of distribution of such

Securities, including, to the extent applicable, the proceeds to, and the portion of expenses borne by, the Corporation from such sale, any underwriting fees, discounts or other compensation to underwriters, dealers or agents and any discounts or concessions allowed, re-allowed or paid by any underwriter to other dealers and other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSX or other existing trading markets for the Securities), at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. This Prospectus may qualify an “at-the-market distribution”, as defined in NI 44-102. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation, as applicable, will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation. See “Plan of Distribution”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

This Prospectus does not qualify the issuance of Debt Securities that would be considered novel “specified derivatives” or “asset backed securities” within the meaning of applicable Canadian securities laws. For greater certainty, this Prospectus does qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates, such as CORRA (the Canadian Overnight Repo Rate Average), or to interest rates on Government of Canada bonds, as well as Debt Securities that are convertible into or exchangeable for Common Shares.

Brian Kaner, the President and Chief Executive Officer and a director of the Corporation, and Christine Feuell, John Hartmann and Sally Savoia, directors of the Corporation, each reside outside of Canada and has appointed Boyd Group Services Inc., 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and registered office of the Corporation is located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6.

- i -

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise noted or the context otherwise requires, references to “Boyd”, the “Corporation”, “we”, “us” and “our” refer to Boyd Group Services Inc. and its subsidiaries taken together as a whole.

All references in this Prospectus and in any Prospectus Supplement to “dollars”, “$” or “US$” are to United States dollars and all references to “C$” are to Canadian dollars, unless otherwise expressly stated. Unless otherwise expressly stated therein, the financial information of Boyd contained in the documents incorporated by reference herein is presented in United States dollars. Boyd prepares and presents its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is prepared in accordance with IFRS.

This Prospectus provides a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under this Prospectus, the Corporation will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, a prospective investor should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below under “Documents Incorporated by Reference” and in the applicable Prospectus Supplement.

This Prospectus includes, or the documents incorporated by reference herein include, a summary of certain material agreements of the Corporation. The summary descriptions are not complete and are qualified by reference to the terms of the material agreements, which have been filed with the Canadian securities regulatory authorities and are available on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) under the Corporation’s profile at www.sedarplus.com. Investors are encouraged to read the full text of such material agreements.

Boyd is responsible for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. Boyd has not authorized anyone to provide you with different or additional information. Investors should only rely on the information contained in this Prospectus or any Prospectus Supplement and in the documents incorporated by reference herein and therein and investors are not entitled to rely on parts of such information to the exclusion of others. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date of the applicable document. The business, financial condition, results of operations and prospectus of Boyd may have changed since those dates. Boyd does not undertake to update the information contained or incorporated by reference in this Prospectus, including any Prospectus Supplement, except as required by applicable law.

References to Boyd’s website in this Prospectus, any applicable Prospectus Supplement and any documents that are incorporated by reference herein or therein do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

DOCUMENTS INCORPORATED BY REFERENCE

As of the date of this Prospectus, the following documents filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Corporation dated March 18, 2025 for the year ended December 31, 2024 (“AIF”);

(b)	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2024 (the “Annual MD&A”);

(d)	the management information circular of the Corporation dated March 25, 2025 prepared in connection with the annual and special meeting of shareholders held on May 14, 2025;

(e)	the unaudited interim condensed consolidated financial statements of the Corporation for the three and six months ended June 30, 2025 and 2024, together with the notes thereto;

(f)

the management’s discussion and analysis of the financial condition and results of operations of the Corporation as at June 30, 2025 and for the three- and six-month periods ended June 30, 2025 (the “Interim MD&A”);

(g)	the material change report of the Corporation dated February 27, 2025 regarding the launch of Boyd’s five-year goal;

(h)	the material change report of the Corporation dated May 14, 2025 regarding the appointment of Brian Kaner as President and Chief Executive Officer of the Corporation; and

(i)

the material change report of the Corporation dated August 28, 2025 regarding the offering of senior unsecured notes of the Corporation and the increase to and extension of the Corporation’s revolving credit facilities.

Except as otherwise stated below, any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above, any business acquisition reports and any material change reports (excluding confidential material change reports, if any) filed by the Corporation with the applicable securities regulatory authorities in the provinces of Canada during the term of this Prospectus shall be deemed to be incorporated by reference into and form an integral part of this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

Upon new audited annual financial statements being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed audited annual financial statements and all unaudited interim financial statements, together with related management’s discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new annual information form being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Corporation’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities regulatory authorities during the term of this Prospectus, the previous information circular prepared in connection with an annual general meeting of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Upon new interim financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities (except in cases where an exemption from such delivery requirements is available), together with this Prospectus, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the offering and distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus, and documents incorporated by reference in this Prospectus, constitute forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking information”) under applicable securities laws. Such statements, other than statements of historical fact, are predictive in nature or depend on future events or conditions. Forward-looking information involves estimates, assumptions, judgements and uncertainties. These statements may be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “believe”, “predict”, “estimate”, “continue”, “intend”, “project”, “plan”, “goal” and variations of these words or other similar expressions. Specifically, this Prospectus, and documents incorporated by reference in this Prospectus, includes forward-looking information in respect of, among other things: the Corporation’s strategy for future growth, including its long-term growth goal; results of operations, including expected impacts of Boyd’s five-year goal; the Corporation’s plans to increase market share through strategic and accretive acquisitions and organic growth; the Corporation’s capital allocation plan, including growth investments and maintenance capital expenditures; performance and business prospects and opportunities; demand drivers; and dividend growth.

Forward-looking information involves known and unknown risks and uncertainties that could cause actual results to differ materially from those predicted by the forward-looking information. Readers are cautioned not to place undue reliance on forward-looking information as a number of factors could cause actual events, results and prospects to differ materially from those expressed in or implied by the forward-looking information. Significant risks facing Boyd include, but are not limited to, the risks and uncertainties described under “Risk Factors” in this Prospectus, and under “Business Risks and Uncertainties” in the AIF, the Annual MD&A and Interim MD&A.

These statements of forward-looking information are based on assumptions, estimates and analysis made by management in light of its experience and perception of trends, current conditions and expected developments as well as other factors believed to be reasonable and relevant in the circumstances. These assumptions include those in respect of conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles. Boyd believes that the expectations reflected in the forward-looking information are based on reasonable assumptions in light of currently available information. However, should one or more risks materialize, or should any assumptions prove incorrect, then actual results could vary materially from those expressed or implied in the forward-looking information included in this Prospectus, and documents incorporated by reference in this Prospectus, and Boyd can give no assurance that such expectations will be achieved.

The forward-looking information contained in or incorporated by reference into this Prospectus is expressly qualified in its entirety by these cautionary statements. All forward-looking information in this Prospectus speaks as of the date of this Prospectus, or as of the date of such information to the extent such information is given as of a particular date other than the date of this Prospectus. We do not undertake any obligation to update any such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our AIF and Annual MD&A, which are available on SEDAR+ at www.sedarplus.com.

THE CORPORATION

The Corporation was incorporated under the Canada Business Corporations Act on September 19, 2019 for the primary purpose of acquiring and holding a controlling interest in the Boyd Group Income Fund (the “Fund”) and participating in a plan of arrangement, pursuant to which the Fund completed the conversion from an income trust to a corporate structure. As a result of the implementation of the plan of arrangement, the Corporation became the successor reporting issuer of the Fund on January 1, 2020.

Boyd is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. Boyd currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, and in the U.S. under the trade name Gerber Collision & Glass. Boyd is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, Boyd operates a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions service that offers scanning and calibration services.

RECENT DEVELOPMENTS

C$275 million Senior Unsecured Note Offering

On August 20, 2025, the Corporation announced that it entered into an underwriting agreement to sell C$275 million principal amount of senior unsecured notes due 2033 of the Corporation pursuant to a private placement offering, at a price of C$1,000 per C$1,000 principal amount of notes, with an interest rate of 5.75% per annum, payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The offering closed on September 4, 2025 and the net proceeds were used to repay existing indebtedness.

Amendment and Extension of Existing Revolving Credit Facilities

On August 20, 2025, the Corporation announced that it amended and extended its existing revolving credit facilities to $575 million for a five-year term maturing in August 2030, with an accordion feature which can increase the credit facilities to a maximum of $875 million. The Corporation’s existing $125 million term loan, under the same credit agreement as the revolving credit facilities and maturing in March 2027, remained unchanged.

Discussions and Agreements Regarding Proposed Acquisitions and Dispositions

Consistent with our past practices and in the normal course of business, we are engaged in discussions with respect to possible business acquisitions or dispositions. There can be no assurance that any of these discussions will result in a definitive agreement and, if they do, what the terms or timing of any acquisition or disposition would be.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated capitalization since June 30, 2025, to the date hereof, other than an increase in long-term debt of $4.9 million in connection with the issuance of C$275.0 million ($198.7 million) aggregate principal amount of senior unsecured notes due 2033 of the Corporation and a reduction of amounts drawn under the Corporation’s revolving credit facilities by $193.8 million using the net proceeds of such issuance. See “Recent Developments”.

USE OF PROCEEDS

Specific information about our use of the net proceeds from an offering of Securities will be set forth in the Prospectus Supplement for that offering.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in a Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Securities offered hereby may be sold by the Corporation (i) to, or through, underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers; or (iii) through a combination of any of these methods of sale. The Securities may be sold from time to time in one or more transactions at a fixed price or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale (including, without limitation, sales deemed to be an “at-the-market distribution” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities), at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation.

A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the offering of the Securities, including the public offering price of such Securities (or the manner of determination thereof if offered on a non-fixed price basis), the method of distribution of such Securities, including, to the extent applicable, the proceeds to, and the portion of expenses borne by, the Corporation from such sale, any underwriting fees, discounts or other compensation to underwriters, dealers or agents and any discounts or concessions allowed, re-allowed or paid by any underwriter to other dealers and other material terms of the plan of distribution. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. Unless otherwise indicated in a Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

If underwriters or dealers purchase Securities as principal, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase such Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all of the Securities offered pursuant to any Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements which may be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Corporation or its subsidiaries in the ordinary course of business.

Each issue by the Corporation of Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units, such Securities will not be listed on any securities or stock exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time. No underwriter of, or dealer or agent involved in, an “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, dealer or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the Prospectus Supplement applicable to the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent, as applicable, creating an over-allocation position in the Securities.

PRIOR SALES

All information provided in this section is provided as of October 9, 2025. The Corporation has not sold or issued any Preferred Shares, Debt Securities, Subscription Receipts, Warrants, Units or securities convertible into Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units during the 12-month period before the date of this Prospectus.

Common Shares

The following table sets out the issuances of Common Shares, or securities convertible or exchangeable into Common Shares, that occurred during the 12-month period before the date of this Prospectus:

Date of Issue	Type of Securities Issued	Price Per Security	Number of Common Shares Issued or Issuable (as applicable)
January 1, 2025	Restricted Share Units	C$214.95	22,229
January 1, 2025	Performance Share Units	C$214.95	31,761
March 26, 2025	Stock Options	C$211.27	29,380
August 28, 2025	Performance Share Units	C$218.53	66,736

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the symbol “BYD”. The following table sets forth the high and low reported trading prices and the trading volume of the Common Shares on the TSX for each month of the 12-month period before the date of this Prospectus:

Period	High (C$)	Low (C$)	Volume
October 2024	226.82	201.13	1,337,683
November 2024	233.60	201.06	1,971,016
December 2024	218.01	200.80	1,477,163
January 2025	243.89	202.30	1,174,826
February 2025	258.18	233.00	1,087,163
March 2025	246.04	203.79	1,376,018
April 2025	215.00	191.27	1,095,767
May 2025	217.19	197.55	790,360
June 2025	215.60	194.99	733,253
July 2025	222.71	191.78	992,442
August 2025	230.00	186.10	985,131
September 2025	241.56	221.65	864,820
October 1, 2025 to October 10, 2025	237.28	218.45	240,863

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein relating to the purchasing, holding and disposing of applicable Securities.

RISK FACTORS

An investment in Securities is subject to a number of risks, including those set forth in our AIF and Annual MD&A. Prospective investors should carefully consider these risks, in addition to information contained in the

Prospectus Supplement relating to an offering and the information incorporated by reference herein and therein, before purchasing Securities.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offer of Securities, certain legal matters relating to the issue and sale of the Securities will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP.

As of the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is Deloitte LLP, located at 360 Main Street, Suite 2300, Winnipeg, Manitoba R3C 3Z3. Deloitte LLP is independent of the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Manitoba.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario and Calgary, Alberta.

EXEMPTIONS

Reliance on Exemptions for Well-Known Seasoned Issuers

The securities regulatory authorities in each of the provinces of Canada have adopted substantively harmonized blanket orders or rules, including The Manitoba Securities Commission Blanket Order 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers, as amended by The Manitoba Securities Commission Amended Blanket Order 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (together with the equivalent local blanket orders or rules in each of the other provinces of Canada, collectively, as extended, amended, varied or replaced, the “WKSI Blanket Orders”). We have filed this Prospectus in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. We intend to rely on such exemptions to the full extent permitted by the WKSI Blanket Orders notwithstanding the inclusion in this Prospectus of any disclosure that is permitted to be excluded pursuant to the WKSI Blanket Orders.

Reliance on Exemptive Relief from French Language Translation

Pursuant to a decision of the Autorité des marchés financiers dated October 10, 2025, the Corporation was granted permanent exemptive relief from the requirement that this Prospectus, as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”, as defined in NI 44-102, and the documents incorporated by reference therein, be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market distribution”) and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages if the Corporation offers Securities to Quebec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

AGENT FOR SERVICE OF PROCESS IN CANADA

Brian Kaner, the President and Chief Executive Officer and a director of the Corporation, and Christine Feuell, John Hartmann and Sally Savoia, directors of the Corporation, each reside outside of Canada. Each of Mr. Kaner, Ms. Feuell, Mr. Hartmann and Ms. Savoia. has appointed Boyd Group Services Inc., 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.